Exhibit 99.1



中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code : 2628

Annual Report
2022

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People's Republic of China. The Company was successfully listed overseas in December 2003 and returned to the domestic market as an A-share listed company in January 2007. The Company's registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2022, the Company had approximately 325 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

CONTENTS



CORE COMPETITIVENESS

Long history and excellent brand

The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949. After the restructuring and reorganization, the Company was successively listed at home and abroad, becoming the first financial insurance enterprise in China triple-listed[1] on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. The Company has been playing the role of an explorer and pioneer in China's life insurance industry, and through long-term and continuous brand building, China Life has become one of the famous and strong brands in the world with growing brand value and influence.

The Company sticks to the original role of insurance and further explores the huge potentials of the life insurance market. The Company has a sound institutional and services network, with its business outlets and services counters covering both urban and rural areas across China, which forms a powerful distribution and services network and through which the Company maintains its leading position in China's life insurance market and becomes the life insurance service provider within the reach of customers. Through the long-term development and accumulation, China Life has solid financial strength comparable to world-class enterprises in the world, with its total assets ranking No. 1 in the life insurance industry in China. As one of the largest institutional investors in China, the Company becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited.

Prominent principal business and sound financial strength

Convenient services and superb customer experience

The Company adheres to the service concept of "honest and trustworthy, professional and efficient, customer-oriented, and first-class experience", develops the operation model of "multiple accesses at the front-end, intelligent centralization at the headquarters, and comprehensive sharing for operations", and has established a customer-oriented digital operation and service system. The Company keeps considering and catering to demands of its customers, devoting itself to improve customer experience, and providing customers with "convenient, quality and caring" services. The Company also adheres to the concept of "people-oriented, caring for life, creating value and serving the community", with the aim to consistently contribute to the protection of people's good life.

The Company implements the "Technology-driven China Life" development strategy in great depth by adhering to the leading concept of technological innovation. The Company has established digital platforms closely integrating online and offline resources with teams and outlets as the support and industry-leading hybrid clouds as the base, creating an open, win-win and diversified digital insurance ecosystem, facilitating the Company's digital transformation in all aspects, and accelerating the replacement of old growth drivers with new ones, through which the Company's business operation is empowered in all aspects, and the Company is able to provide smart, convenient, efficient and well-targeted comprehensive financial and insurance services to the public.

Leading technologies and innovation empowerment

Professional and stable core team

During the long course of its development, the Company has accumulated a wealth of experience in operation and management and has a stable and professional management team that is well versed in the art of management in China's life insurance market. The Company's core management team and key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including the Company's senior management, experienced underwriting personnel, insurance actuaries, investment managers and risk management teams. During the Reporting Period, there was no change of the above personnel which might have a material impact on the Company. The Company has been pushing forward the reform of the market-oriented remuneration system, continuously stimulating its internal vitality, and building a talent team that matches its high-quality development.

[1]   Since 2 September 2022, the Company's American depositary shares have no longer been listed and traded on the New York Stock Exchange.

HONORS AND AWARDS

"2022 Forbes Global 2000", ranking 71st

Forbes

"2022 Fortune China 500 List", ranking 9th

Fortune China

"Listed Company with the Best Investment Value and High-quality Development"

Hong Kong Tai Kung Wen Wei Media Group,

the Listed Companies Association of Beijing,

Hong Kong Chinese Enterprises Association,

the Chinese Financial Association of Hong Kong,

the Chinese Securities Association of Hong Kong and

the Hong Kong Chartered Governance Institute

"Assessment and Selection of the 12th China Securities 2022 'Golden Bauhinia' Awards"

"2022 Best Life Insurance Company in Asia"

"2022 Insurance Company with Brand Influence"

21st Century Business Herald

"Ark Prize for Insurance Company with High-quality Development in 2022"
"Ark Prize for Golden Insurance Service in 2022"
"Ark Prize for Outstanding Insurance Company with Social Responsibility in 2022"

Securities Times
"Assessment and Selection
of the Ark Prizes for China's Insurance Industry in 2022"

"Excellent Life Insurance Company of the Year"

National Business Daily

"Assessment and Selection of 2022 Golden Tripod Awards"



"Best Financial Institution of the Year"

The Paper (Pengpai News)

"Golden Jubilee Award – Company with Extraordinary Impact in 2022"

"Star of the ESG Green Companies in 2022"

ZMoney.com.cn

"2022 Influential Insurance Company"

"2022 Social Responsibility Award"

Hexun.com
"20th China Caijing League Table"

"Golden Cicada Award – Life Insurance Company of the Year"

Chinatimes.net.cn

"Investment Golden Bull Award for Insurance Company"

China Securities Journal
"Assessment and Selection of the 2nd Investment
Golden Bull Awards for China's Insurance Industry"

"Global InsurTech Enterprise Award"

Jrj.com.cn

BUSINESS HIGHLIGHTS



Gross written premiums

615,190

million



Total assets

5,251,988

million



Investment assets

5,064,991

million



Embedded value

1,230,519

million



Value of one year's sales

36,004

million



Gross investment income

187,751

million



Net investment yield

4.00%



Comprehensive solvency ratio

206.78%

FINANCIAL SUMMARY

MAJOR FINANCIAL DATA AND INDICATORS FOR THE PAST FIVE YEARS[1]

RMB million

	Under International Financial Reporting Standards (IFRS)					
Major Financial Data	**2022**	2021	Change	2020	2019	2018
For the year ended						
Total revenues	**804,388**	824,933	-2.5%	805,049	729,503	627,486
Net premiums earned	**607,825**	611,251	-0.6%	604,666	560,278	532,023
Benefits, claims and expenses	**780,825**	784,921	-0.5%	758,275	677,756	621,329
Insurance benefits and claims expenses	**631,978**	618,754	2.1%	580,801	509,467	479,219
Profit before income tax	**24,047**	50,340	-52.2%	54,440	59,758	13,901
Net profit attributable to equity holders of the Company	**32,082**	50,766	-36.8%	50,221	58,251	11,376
Net profit attributable to ordinary share holders of the Company	**32,082**	50,766	-36.8%	50,020	57,857	10,992
Net cash inflow/(outflow) from operating activities	**351,968**	286,446	22.9%	303,990	286,008	147,521
As at 31 December						
Total assets	**5,251,988**	4,892,480	7.3%	4,253,544	3,727,686	3,255,165
Investment assets[2]	**5,064,991**	4,716,420	7.4%	4,095,541	3,573,257	3,104,326
Total liabilities	**4,806,867**	4,405,346	9.1%	3,795,975	3,317,658	2,931,153
Total equity holders' equity	**436,169**	479,061	-9.0%	450,688	404,448	319,091
Per share (RMB)						
Earnings per share (basic and diluted)[3]	**1.14**	1.80	-36.8%	1.77	2.05	0.39
Equity holders' equity per share[3]	**15.43**	16.95	-9.0%	15.95	14.31	11.29
Ordinary share holders' equity per share[3]	**15.43**	16.95	-9.0%	15.95	14.03	11.01
Net cash inflow/(outflow) from operating activities per share[3]	**12.45**	10.13	22.9%	10.76	10.12	5.22
Major financial ratios						
Weighted average ROE (%)	**7.01**	10.92	decrease of 3.91 percentage points	11.81	16.46	3.64
Gearing ratio[4] (%)	**91.52**	90.04	increase of 1.48 percentage points	89.24	89.00	90.05
Gross investment yield[5] (%)	**3.94**	4.98	decrease of 1.04 percentage points	5.30	5.24	3.29

Notes:

1. The financial data of previous years for this report have been restated due to a business combination under common control in the year 2022. For details, please refer to Note 35 in the Notes to the Consolidated Financial Statements in this annual report.
2. Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures
3. In calculating the percentage change of the "Earnings per share (basic and diluted)", "Equity holders' equity per share", "Ordinary share holders' equity per share" and "Net cash inflow/(outflow) from operating activities per share", the tail differences of the basic figures have been taken into account.
4. Gearing ratio = Total liabilities/Total assets
5. Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

RMB million

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2022	As at 31 December 2021	Change	Main Reasons for Change
Term deposits	485,567	529,488	-8.3%	The maturity of term deposits
Held-to-maturity securities	1,574,204	1,533,753	2.6%	–
Available-for-sale securities	1,738,108	1,429,287	21.6%	An increase in the allocation of equity assets in available-for-sale securities
Securities at fair value through profit or loss	223,790	206,771	8.2%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss
Securities purchased under agreements to resell	38,533	12,915	198.4%	The needs for liquidity management
Cash and cash equivalents	127,594	60,459	111.0%	The needs for liquidity management
Investments in associates and joint ventures	261,179	257,953	1.3%	New investments in associates and joint ventures
Deferred tax assets	22,307	121	18,335.5%	An increase in deductible temporary differences and deductible tax losses
Insurance contracts	3,880,160	3,419,899	13.5%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	374,749	313,594	19.5%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	148,958	239,446	-37.8%	The needs for liquidity management
Interest-bearing loans and other borrowings[Note]	12,774	19,222	-33.5%	The repayment of certain loans
Deferred tax liabilities	272	7,481	-96.4%	The change in fair value of financial assets
Equity holders' equity	436,169	479,061	-9.0%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note: Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, all of which are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, and a fifteen-year bank loan of RMB519 million with a maturity date on 15 June 2034, all of which are floating rate loans.

For the year ended 31 December RMB million

Major Items of the Consolidated Statement of Comprehensive Income	2022	2021	Change	Main Reasons for Change
Net premiums earned	**607,825**	611,251	-0.6%	–
Life insurance business	**484,504**	480,214	0.9%	–
Health insurance business	**108,791**	114,549	-5.0%	–
Accident insurance business	**14,530**	16,488	-11.9%	Due to the adjustment of business structure
Investment income	**186,629**	178,387	4.6%	An increase in interest income from debt-type investments
Net realised gains on financial assets	**12,707**	20,344	-37.5%	A decrease in spread income of funds in available-for-sale securities
Net fair value gains through profit or loss	**(12,156)**	4,943	N/A	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations
Net gains on investments of associates and joint ventures	**484**	10,328	-95.3%	A decrease in the net profits of associates and joint ventures, and the recognition of impairment loss
Other income	**9,383**	10,008	-6.2%	A decrease in the management fee of pension products of subsidiaries
Insurance benefits and claims expenses	**631,978**	618,754	2.1%	An increase in the change of insurance contract liabilities
Investment contract benefits	**13,340**	10,628	25.5%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	**20,685**	26,511	-22.0%	A decrease in investment yield from the participating accounts
Underwriting and policy acquisition costs	**54,777**	65,744	-16.7%	A decrease in the size of sales force and the adjustment of business structure
Finance costs	**4,863**	5,598	-13.1%	A decrease in interest paid for securities sold under agreements to repurchase
Administrative expenses	**39,874**	40,867	-2.4%	–
Income tax	**(9,467)**	(1,917)	393.8%	Due to the combined effect of changes in profit before income tax and non-taxable income
Net profit attributable to equity holders of the Company	**32,082**	50,766	-36.8%	Due to a significant decline of equity market and a decrease in investment yield

CHAIRMAN'S STATEMENT



2022 was an important year for China to embark on a new journey towards its second centennial goals and fully building a modern socialist country. Centering on serving the overall interests of national development and the real economy, and sticking to the original role of insurance, the Company upheld the guideline of making progress while maintaining stability, and firmly held on to the bottom line of risk prevention. As a result, we made steady progress towards high-quality development and advanced reforms in great depth, striding steadily towards building a world-class life insurance company.

Looking back to 2022, this was a truly remarkable year of great importance. The external environment was complex and challenging, and the task of transforming the life insurance industry for development was quite hard and arduous. Being a leading company in the life insurance industry, China Life steadfastly pushed forward its development in finance with Chinese characteristics, gave full play to its function as a "shock absorber" for economic operation

and a "stabilizer" for social development, calmly tackled unforeseen complications and challenges, and continued to forge ahead. As a result, the Company achieved a steady performance with sound momentum, and further enhanced its comprehensive strengths with its market leading position remaining solidified. The Company was widely recognised for its operational achievements. It was awarded Grade A in the evaluation of operations of insurance companies by the Insurance Association of China for seven consecutive years, ranked 71st and 9th by Forbes Global 2000 and Fortune China 500, respectively, and received more than 40 honors, such as "Listed Company with the Best Investment Value and High-quality Development" from the 12th China Securities "Golden Bauhinia" Awards, etc. The Board has proposed to distribute a final dividend of RMB4.90 per 10 shares (inclusive of tax), and such proposal will be submitted to the 2022 Annual General Meeting for review and discussion.

We strengthened our capability in providing insurance services for the people and made new contributions to the progress of overall national development. It is always our belief that insurance is created for the people and will thrive on satisfying the needs of the people. Accordingly, we made consistent efforts to strengthen the functions of insurance in terms of economic compensation, financing, wealth management and social management, in order to protect and enhance people's wellbeing. We were deeply engaged in building a multi-tiered social security system, strengthening the "accessibility" and "affordability" of inclusive insurance, and expanding the coverage of our insurance services for new urban residents. We launched one of the first third-pillar private pension insurance products in the industry, and our exclusive commercial pension insurance business has been steadily carried out. We fully supported the overall improvement of economic performance, and continued to enhance our ability to serve the real economy, with related investments accumulatively exceeding RMB3.6 trillion, and investments in serving the regional development strategy exceeding RMB2.3 trillion. We also aimed to facilitate common prosperity and contribute to green development. The insurance business and investment scale related to rural revitalization achieved rapid growth. As we accelerated the construction of an ESG and green financial governance system, MSCI ESG rating of the Company was upgraded to BBB, and we were listed in the top echelon of the domestic life insurance industry.

We upheld the guideline of business development as the first priority and demonstrated our resilience and strengths anew. By firmly pursuing high-quality development, we proactively coped with multiple challenges, such as the profound adjustments of the life insurance industry, and strode ahead with great ambition. With business development as the first priority and focusing on business value creation, we secured the leading position in the industry in respect of premium scale and business value. Our overall business operations achieved steady progress with good momentum, with premiums from new policies increasing by 5.1% year on year, and gross written premiums, value of one year's sales and embedded value maintaining the leading position in the industry. We strengthened coordination and interaction between assets and liabilities, and realised a gross investment yield of 3.94% amid significant volatilities in the equity market. Our solvency ratios remained at relatively high levels, which enabled us to become more resilient against various risks.

We consistently developed the internal growth drivers and took new steps in deepening reforms. We adapted to the requirements of a new era for development, vigorously promoted reforms and innovation, continuously developed new driving forces and new advantages, and accelerated the upgrade of business models. The construction of the sales system was further deepened, the enabling role of technologies became increasingly intensified, the market-oriented incentive and restraint mechanisms were gradually optimized, and our capabilities in service supply and delivery were effectively enhanced. On the basis of these aforesaid reforms, we further initiated deepening and substantive reforms in many aspects to achieve more systemic, holistic and synergistic effects, and launched the "Eight Reform Programs" with the focus on key business areas and aspects. Through innovations and breakthroughs in mechanism optimization, marketing reform, resource integration, management upgrades and ecological driving forces, we are making proactive deployment in the newly emerging business sectors, implementing fundamental restructuring and tackling key problems, and accelerating changes in quality, efficiency and driving forces, so as to continuously create future-oriented core competitiveness and accelerate the pace towards the turning point for high-quality development.

We rationally coordinated business development and risk control, and achieved new improvements in risk management. We took the implementation of C-ROSS (Phase II) Regulation as an opportunity to consistently advance the construction of an enterprise-wide risk management system, strengthen asset-liability management and enhance risk management in key business areas, and ensured that no systemic financial risks arose. We persistently promoted the construction of a modern risk management system and improved the timeliness, effectiveness and intelligence of risk prevention and control. We insisted on the application of systematic concepts, optimized the top-level design of enterprise-wide risk management, improved the ability of whole-process management, and facilitated better integration of risk restraint and business operation management. In the integrated risk rating for insurance industry conducted by the CBIRC, we have maintained the rating of Class A for 19 consecutive quarters.

At present, China's economy has shown a steady recovery, but the foundation for recovery is not solid yet, and the triple pressures of shrinking demands, supply disruption and weakened growth expectations remain high. The life insurance industry is still subject to profound adjustments due to its weak traditional driving forces. In the long run, since China has the most complete industrial system and the largest potential of the domestic market in the world, China's economy is resilient, promising and dynamic, and its long-term positive fundamentals remain unchanged. With growing effects from various policies aimed to promote the overall economic recovery, the in-depth implementation of a proactive national strategy in response to population aging and the Healthy China strategy, and the convergence and enhancement of new driving forces such as digital technology, ecological platforms and sales force transformation, etc., new customers, new businesses and new channels of the life insurance industry are taking shape rapidly, which will promote further expansion and upgrading of financial and insurance consumption and contribute to opening up new horizons for the industry.

The new journey is a long expedition full of glories and dreams, and there is no shortcut but hard work to achieve our goal. 2023 is the opening year for fully implementing the guidelines of the 20th CPC National Congress, the critical year for further promoting the "14th Five-Year Plan", and also the 20th anniversary for China Life's shareholding reform and public listing. We will actively integrate ourselves into the historical process of Chinese-style modernization, act around the modern financial system and the multi-tiered social security system, and continue to deepen our understanding on the laws of promoting high-quality development. We will firmly maintain our strategic consistency, fully advance supply-side structural reforms, and strive to enhance abilities such as business deployment, asset allocation, digital transformation, resource integration and risk management and control, thus laying a solid foundation for high-quality development, creating greater value for our shareholders and sharing the achievements of business development with the society.

By order of the Board

Bai Tao
Chairman

29 March 2023



MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF BUSINESS OPERATIONS IN 2022

In 2022, with increased complexity, severity and uncertainty of the domestic environment for economic development, the life insurance industry was still undergoing profound adjustment and transformation, and the growth of premium income of the industry slowed down further. By adhering to the guideline of seeking progress while maintaining stability, and sticking to the original function of insurance, the Company constantly deepened supply-side reforms and firmly pursued high-quality development. As a result, its overall business operations achieved a steady performance with sound momentum, and its business scale and value continued to lead the industry.

Pursuing high-quality development, comprehensive strengths were consolidated further

Pursuing high-quality development and securing its development fundamentals, the Company further consolidated its comprehensive strengths in 2022. As at the end of the Reporting Period, the Company's total assets and investment assets both exceeded RMB5 trillion, of which total assets reached RMB5.25 trillion, and investment assets reached RMB5.06 trillion. During the Reporting Period, the Company continued to strengthen its

asset-liability interaction, with its gross investment income reaching RMB187,751 million, and net profit attributable to equity holders of the Company was RMB32,082 million. As at the end of the Reporting Period, the comprehensive solvency ratio and core solvency ratio continued to maintain at relatively high levels, which were 206.78% and 143.59% respectively. The number of in-force policies of long-term insurance held by the Company was 325 million.

Prioritizing business value, key performance indicators remained stable

During the Reporting Period, the Company's gross written premiums amounted to RMB615,190 million, retaining the industry leadership position. Premiums from new policies reached RMB184,767 million, a year-on-year increase of 5.1%. Its first-year regular premiums were RMB96,426 million, decreasing by 2.0% year on year, but the business structure was optimized to some extent with the first-year regular premiums with a payment duration of ten years or longer reaching RMB41,821 million, and registering a year-on-year increase of 0.3%. The business value of the Company continued to lead the industry as its value of one year's sales was RMB36,004 million, and its embedded value reached RMB1,230,519 million, a year-on-year increase of 2.3% from the end of 2021. The surrender rate was 0.95%, decreasing by 0.25 percentage point year on year.



From left to right:

Mr. Bai Kai, Ms. Yang Hong, Mr. Ruan Qi, Mr. Zhao Peng, Mr. Li Mingguang, Mr. Zhan Zhong, Mr. Zhao Guodong

Key Performance Indicators of 2022

RMB million

	2022	2021
Gross written premiums	615,190	618,327
Premiums from new policies	184,767	175,864
Including: First-year regular premiums	96,426	98,410
First-year regular premiums with a payment duration of ten years or longer	41,821	41,682
Renewal premiums	430,423	442,463
Gross investment income	187,751	214,057
Net profit attributable to equity holders of the Company	32,082	50,766
Value of one year's sales	36,004	44,780
Including: Individual agent business sector	33,333	42,945
Policy Persistency Rate (14 months)[1] (%)	83.00	80.50
Policy Persistency Rate (26 months)[1] (%)	74.20	81.10
Surrender Rate[2] (%)	0.95	1.20

	As at 31 December 2022	As at 31 December 2021
Embedded value	1,230,519	1,203,008
Number of long-term in-force policies (hundred million)	3.25	3.23

Notes:

1. The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2. Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)



Gross written premiums breakdown (RMB million)

2022

Single premiums **14,077**
Short-term insurance premiums **74,264**
First-year regular premiums **96,426**
Renewal premiums **430,423**

2021

Single premiums **2,101**
Short-term insurance premiums **75,353**
First-year regular premiums **98,410**
Renewal premiums **442,463**

Value of one year's sales (RMB million)

36,004 ▼
2022

44,780 ▼
2021

Embedded value (RMB million)

1,230,519 ▼
As at 31 December 2022

2.3%

1,203,008 ▼
As at 31 December 2021

Promoting reforms and innovation with great efforts, transformation effects gradually emerged

The Company consistently deepened reforms and innovation and focused on transformation and upgrading in key business areas, so as to inject new driving forces for high-quality development in a constant manner. It proceeded further with **the construction of the sales system**, and accelerated the optimization of its agent recruitment and development. The structure and quality of its sales force were gradually improved and the productivity per agent increased significantly. **Product innovation and supply capacities** were constantly enhanced. The Company was among the first batch of companies launching the third-pillar private pension insurance products, and consistently expanded provision of insurance products and services for new business forms and new urban residents. The **innovation of business operations and services as well as the centralized business operation** were continuously deepened. It realised nationwide promotion of sharing for operations in policy administration and underwriting, which significantly improved the service experience. **Digital transformation** reached a new level. It took the lead in

data management capability in the industry and was the first company awarded the highest level certification for the sophistication of data management capability in the industry.

At the end of 2022, the Company launched the "Eight Reform Programs" which aims to drive its future development and focuses on innovation and breakthroughs in the aspects of Party building as the guide, mechanism optimization, sales system reforms, resources integration, management innovation and ecological driving forces, etc. With the "Party Building Foundation Program" as the guiding principle, the "Talent Development Program" as the support, the "Sales Channel Strengthening Program", the "Integrated Sales Synergy Program", the "Client Resources Management Program", the "People-centered Government-corporate Collaboration Program" and the "Healthcare and Aged-care Ecosystem Program" as the mainstay, and taking the "FinTech and Digitalization Program" as the solid foundation, the Company will deeply implement the fundamental restructuring and tackle key problems, proactively target new customers, new business models and new capabilities, to comprehensively upgrade its driving forces, and accelerate changes in quality, efficiency and growth drivers.

BUSINESS ANALYSIS

Figures of Gross Written Premiums

Gross written premiums categorized by business

For the year ended 31 December   RMB million

	2022	2021	Change
Life Insurance Business	**485,642**	481,311	0.9%
First-year business	**105,291**	86,882	21.2%
First-year regular	**91,273**	84,820	7.6%
Single	**14,018**	2,062	579.8%
Renewal business	**380,351**	394,429	-3.6%
Health Insurance Business	**115,329**	120,609	-4.4%
First-year business	**65,777**	73,120	-10.0%
First-year regular	**5,149**	13,579	-62.1%
Single	**60,628**	59,541	1.8%
Renewal business	**49,552**	47,489	4.3%
Accident Insurance Business	**14,219**	16,407	-13.3%
First-year business	**13,699**	15,862	-13.6%
First-year regular	**4**	11	-63.6%
Single	**13,695**	15,851	-13.6%
Renewal business	**520**	545	-4.6%
Total	**615,190**	618,327	-0.5%

Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB485,642 million, a year-on-year increase of 0.9%, gross written premiums from the health insurance business were RMB115,329 million, a year-on-year decrease of 4.4%, and gross written premiums from accident insurance business were RMB14,219 million, a year-on-year decrease of 13.3%.

Gross written premiums categorized by channel

For the year ended 31 December   RMB million

	2022	2021
Individual Agent Business Sector[1]	**492,439**	509,489
First-year business of long-term insurance	**81,732**	82,514
First-year regular	**81,508**	82,254
Single	**224**	260
Renewal business	**392,849**	407,973
Short-term insurance business	**17,858**	19,002
Bancassurance Channel	**63,415**	49,326
First-year business of long-term insurance	**26,821**	16,123
First-year regular	**14,879**	16,110
Single	**11,942**	13
Renewal business	**36,200**	32,792
Short-term insurance business	**394**	411
Group Insurance Channel	**27,333**	29,162
First-year business of long-term insurance	**1,929**	1,846
First-year regular	**37**	44
Single	**1,892**	1,802
Renewal business	**1,345**	1,622
Short-term insurance business	**24,059**	25,694
Other Channels[2]	**32,003**	30,350
First-year business of long-term insurance	**21**	28
First-year regular	**2**	2
Single	**19**	26
Renewal business	**29**	76
Short-term insurance business	**31,953**	30,246
Total	**615,190**	618,327

Notes:

1. Premiums of individual agent business sector include premiums of the general sales team and the upsales team.

2. Premiums of other channels mainly include premiums of government-sponsored health insurance business and online sales, etc.

Insurance Business

Analysis of insurance business

In 2022, the life insurance industry was still undergoing profound transformation, and its overall development was under pressure. The Company insisted on pursuing high-quality development, and achieved steady progress in its insurance businesses with its industry leading advantages consolidated further. It firmly proceeded with the construction of the sales system, comprehensively upgraded its fundamental agent force management rule, and the size of its sales force was gradually stabilized with optimized structure and enhanced quality. As at the end of the Reporting Period, the number of its total sales force was approximately 729,000.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability, consistently deepened business channel restructuring and achieved stable progress of business development. During the Reporting Period, gross written premiums from the sector were RMB492,439 million, a decrease of 3.3% year on year. In particular, renewal premiums were RMB392,849 million, a decrease of 3.7% year on year. First-year regular premiums were RMB81,508 million, generally stable compared with the previous year. First-year regular premiums with a payment duration of ten years or longer were RMB41,796 million, an increase of 0.5% year on year, and its proportion in the first-year regular premiums was 51.28%, an increase of 0.73 percentage point year on year. In 2022, the value of one year's sales of the sector was RMB33,333 million, a decrease of 22.4% year on year, and new business margin by annual premium equivalent was 33.0%, a decrease of 9.2 percentage points year on year.

The Company continued to drive insurance business through productive agents, upheld the sales force strategy of "stabilizing headcount while seeking for higher productivity" and steadily improved the quality of its sales force with improved productivity. In 2022, the monthly average first-year regular premiums per agent increased by 51.7% year on year. During the Reporting Period, the Company implemented a series of major reform projects to lead the transformation and upgrading of the individual agent business sector. The "Zhongxin Project" was rolled out, specifically for establishing a specialized and professional agent team at a faster speed. The fundamental agent force management rules were comprehensively upgraded to focus on newly recruited agents, agent managers and high-performance agents. The quality management of business operation and services were also consolidated, which effectively stimulated vitality of sales team and further solidify the team's foundation. As at the end of the Reporting Period, the number of agents of the sector was 668,000, including 430,000 agents from the general sales team and 238,000 agents from the upsales team, and the proportion of high-performance agents remained stable.

Diversified Business Sector

With high-quality development as the guidance, the diversified business sector concentrated on specialized business operation, and insisted on transformation and upgrading as well as enhancing quality and efficiency. The sector coordinated well with the individual agent business sector, actively developed the bancassurance, group insurance and health insurance businesses, and achieved quality business development.

Bancassurance Channel The bancassurance channel continuously deepened its cooperation with banks, and the scale of its premiums and business value increased rapidly.



Gross written premiums of individual agent business sector (RMB million)

	First-year regular premiums	
2022	▼ 81,508	492,439 ▼
2021	▼ 82,254	509,489 ▼

Agents of individual agent business sector

668,000

Gross written premiums of bancassurance channel (RMB million)

	First-year regular premiums	
2022	14,879 ▼	63,415 ▼
2021	16,110 ▼	49,326 ▼

28.6%

Account managers of bancassurance channel

21,000

During the Reporting Period, gross written premiums from the channel amounted to RMB63,415 million, an increase of 28.6% year on year. First-year regular premiums were RMB14,879 million, a decrease of 7.6% year on year. The business structure continued to be optimized. First-year regular premiums with a payment duration of five years or longer were RMB6,451 million, with its proportion in the first-year regular premiums rising by 1.50 percentage points year on year to 43.36%. Renewal premiums amounted to RMB36,200 million (a year-on-year increase of 10.4%), accounting for 57.08% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capabilities of its account manager team, the quality of which was improved steadily. As at the end of the Reporting Period, the number of account managers of the bancassurance channel reached 21,000, and the quarterly average active managers remained stable with the productivity per account manager increasing by 9.1% year on year.

Group Insurance Channel The group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB27,333 million, a decrease of 6.3% year on year. In particular, short-term insurance premiums from the channel were RMB24,059 million, a decrease of 6.4% year on year. As at the end of the Reporting Period, the number of direct sales representatives was approximately 40,000, among which the proportion of high-performance personnel rose by 7 percentage points from the end of 2021.



Gross written premiums of group insurance channel (RMB million)

2022: 24,059 ▼ 27,333 ▼

2021: 25,694 ▼ 29,162 ▼

■ Short-term insurance premiums

Direct sales representatives
40,000
Proportion of high-performance personnel rose by ↑**7** percentage points from the end of 2021

Other Channels In 2022, gross written premiums from other channels were RMB32,003 million, an increase of 5.4% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses and supported the construction of a multi-tiered medical insurance system. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook approximately 60 policy-oriented long-term care insurance programs, providing services to more than 27 million people. Meanwhile, it implemented over 100 city-customized commercial medical insurance projects, covering more than 22 million people. The Company actively participated in social governance related to medical insurance and continued to undertake over 500 health care entrusted programs, covering more than 100 million people.

Online Insurance Business

The Company greatly developed the online insurance business and provided customers with a quality service experience through integrated online-to-offline sales and online direct sales. In 2022, the Company's digital sales capability was further strengthened, and its online insurance business grew rapidly. Total premiums[2] under the regulatory caliber were RMB62,896 million, an increase of 88.3% year on year. The Company consistently optimized its online insurance business operation system featuring centralized operation and unified management, and gave full play to the advantages of fast access, wide coverage and high efficiency of the Internet, to actively promote the development of its online insurance business. It released its first long-term online life insurance product, established its proprietary online platform, the "Guo Xi Bao China Life Insurance Mall", and realised the launch of the China Life Ant Insurance Operation Platform.

Integrated Financial Business

The Company fully leveraged the advantages of the integrated operation of CLIC and actively engaged in the construction of a "Life Insurance Plus" integrated financial ecosystem, with a view to empowering the Company's high-quality development. In 2022, premiums of CLP&C cross-sold by the Company were RMB22,383 million, with the number of insurance policies increasing by 9.0% year on year. Through the cross-sale of property insurance products, the Company diversified its client contacts and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and pension products of Pension Company cross-sold by the Company through collaboration were RMB15,729 million. The Company entrusted CGB to

[2]   Including premiums from online insurance business acquired by different sales channels of the Company.

sell its bancassurance products, with the first-year regular premiums recording a generally stable growth. The Company also actively explored the synergy between insurance and investment business, deepened the cooperation with fellow members, such as AMC, and conducted close collaboration in investment project promotion and joint customer exploration, etc., creating a new business-investment interactive model. Meanwhile, in order to satisfy the diverse needs of its customers, the Company has set up an integrated business platform widely covering its customer groups, and carried out various collaborative operation activities by co-working with CLP&C, Pension Company and CGB, so as to provide customers with a one-stop, all-round and quality financial and insurance services.

Inclusive Healthcare and Integrated Aged-care Business

Being customer-centric, the Company continued to implement the Healthy China strategy and the national strategy of proactively responding to population aging by further promoting the deployment of the healthcare and aged-care business, and helped to amplify a multi-tier social security system. In 2022, the Company established a high-quality and efficient health management and service system with coordination between the Company's headquarter and its local branches. As at the end of the Reporting Period, more than a hundred types of services were available on the China Life Inclusive Healthcare Service Platform, and the accumulated registered users of the platform increased by over 21% from the end of 2021, ranking among the top of the industry. The Company implemented the national strategy of proactively responding to population aging, fully leveraged the advantage of the long-term nature of insurance funds and strengthened investments and professional operations in the aged-care sector by relying on the professional investment platform within China Life group, so as to develop an aged-care service system and improve its capability of service supply. In 2022, the Company accelerated the consolidation of health resources within China Life group by setting up the China Life Integrated Aged Care Fund and continued to proceed with aged-care projects of residential aged-care services and community-based aged-care services, etc., in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt and the Guangdong-Hong Kong-Macao Greater Bay Area. To accelerate its industrial layout in the healthcare and aged-care sector, the Company has launched the "Healthcare and Aged-care Ecosystem Program" and will spare no effort in building a healthcare and aged-care ecosystem with China Life characteristics, with diverse scenarios and service supplies, advanced management and controllable risks, so as to create a new growth driver for development and promote high-quality development of its insurance businesses.

Analysis of insurance products

Actively implementing national strategies and adhering to the customer-centric product development concept, the Company carried out in-depth market research and constantly strengthened its product-development and response capabilities. In 2022, the Company newly developed and upgraded a total of 88 products covering a full spectrum of life insurance, annuity, health insurance and accident insurance, and continued to create a product system with a variety of product forms, prominent protection features and strong brand influences.

The Company actively served the Healthy China strategy by vigorously promoting innovative development of health insurance products with respect to diseases, medical health and care and introduced health insurance products such as "Zun Xiang Fu" and "Ai Yi Kang Yue" to constantly enrich the health insurance product system. In terms of serving the national strategy of proactively responding to population aging, the Company launched age-friendly insurance products such as accidental injury and disease insurances tailored to the elderly. At the same time, the third-pillar private pension insurance business was launched successfully, and "China Life Xin Xiang Bao Exclusive Commercial Pension Insurance" was selected into the first batch of third-pillar private pension insurance products in the industry. In respect of boosting the rural revitalization strategy, the Company continued to improve its exclusive series of products for rural revitalization and provided broader insurance protection for relevant groups of people. It launched exclusive accident protection products for new business forms and new urban residents. The Company also steadily promoted its exclusive online insurance products and launched new insurance products such as "Shou Hu Xing" to better meet the insurance needs of young customers.

Top five insurance products in terms of gross written premiums

For the year ended 31 December   RMB million

Insurance product	Gross written premiums	Standard premiums from new policies[Note]	Major sales channel	Surrender Payment
China Life Xin Xiang Zhi Zun Annuity Insurance (celebration version) (國壽鑫享至尊年金保險(慶典版))	39,846	28	Mainly through the channel of exclusive individual agents	559
China Life Xin Yao Dong Fang Annuity Insurance (國壽鑫耀東方年金保險)	37,404	43	Mainly through the channel of exclusive individual agents	883
China Life Xin Yu Jin Sheng Endowment Insurance (國壽鑫裕金生兩全保險)	36,812	11,062	Mainly through the channel of exclusive individual agents	122
China Life Critical Illness Group Health Insurance for Rural and Urban Citizens (type A) (國壽城鄉居民大病團體醫療保險(A型))	26,111	26,111	Through other channels	–
China Life Xin Fu Lin Men Annuity Insurance (國壽鑫福臨門年金保險)	25,578	7,415	Mainly through the channel of exclusive individual agents	698

Note: Standard premiums are calculated in accordance with the calculation methods set forth in the "Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry" (Bao Jian Fa [2004] No. 102) and the "Supplementary Notice of the 'Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry'" (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

Top three insurance products in terms of net increase in investment contracts

For the year ended 31 December   RMB million

Insurance product	Net increase in investment contracts	Major sales channel	Surrender Payment
China Life Xin Account Endowment Insurance (universal insurance)(exclusive version) (國壽鑫賬戶兩全保險(萬能型)(尊享版))	15,569	Mainly through the channel of exclusive individual agents	88
China Life Xin Zun Bao Whole Life Insurance (universal insurance) (type A) (國壽鑫尊寶終身壽險(萬能型)(A款))	15,001	Mainly through the channel of exclusive individual agents	83
China Life Xin Account Endowment Insurance (universal insurance) (diamond version) (國壽鑫賬戶兩全保險(萬能型)(鑽石版))	13,843	Mainly through the channel of exclusive individual agents	292

Insurance contracts

RMB million

	As at 31 December 2022	As at 31 December 2021	Change
Life insurance	3,605,769	3,180,931	13.4%
Health insurance	265,369	228,899	15.9%
Accident insurance	9,022	10,069	-10.4%
Total of insurance contracts	**3,880,160**	3,419,899	13.5%
Including: Residual margin[Note]	**819,706**	835,400	-1.9%

Note: The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,880,160 million, 13.5% up from RMB3,419,899 million of 2021, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

Analysis of claims and policyholder benefits

For the year ended 31 December

RMB million

	2022	2021	Change
Insurance benefits and claims expenses	631,978	618,754	2.1%
Life insurance business	537,331	527,863	1.8%
Health insurance business	89,196	83,688	6.6%
Accident insurance business	5,451	7,203	-24.3%
Investment contract benefits	13,340	10,628	25.5%
Policyholder dividends resulting from participation in profits	20,685	26,511	-22.0%

During the Reporting Period, insurance benefits and claims expenses rose by 2.1% year on year due to an increase in the change of insurance contract liabilities. In particular, insurance benefits and claims expenses of life insurance business rose by 1.8% year on year, insurance benefits and claims expenses of health insurance business rose by 6.6% year on year, and insurance benefits and claims expenses of accident insurance business declined by 24.3% year on year. Investment contract benefits rose by 25.5% year on year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 22.0% year on year due to a decrease in investment yield from the participating accounts.

Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December

RMB million

	2022	2021	Change
Underwriting and policy acquisition costs	54,777	65,744	-16.7%
Finance costs	4,863	5,598	-13.1%
Administrative expenses	39,874	40,867	-2.4%
Other expenses	13,994	15,566	-10.1%
Statutory insurance fund contribution	1,314	1,253	4.9%

During the Reporting Period, underwriting and policy acquisition costs declined by 16.7% year on year due to a decrease in the size of the sales force and the adjustment of business structure. Finance costs declined by 13.1% year on year due to a decrease in interest paid for securities sold under agreements to repurchase. Administrative expenses declined by 2.4% year on year.

Investment Business

In 2022, the complex and severe domestic and international environment continuously contributed to the turbulence of the capital market, domestic bond yields were at historical lows and the A-share market once experienced deep pullback. With the gradual introduction of policies for stable growth and an improved international environment, the risk-free interest rate rose at the end of the year 2022, and the A-share market rebounded marginally. Amid the ups and downs of the market, the Company adhered to its strategic consistency, firmly served the major national strategies and supported the real economy, consistently implemented its medium- to long-term strategic plan of asset allocation and adopted multiple measures concurrently to stabilize investment income. On the basis of dynamic market research and evaluation, it made steady allocation to the fixed-income products with a view to stabilizing coupon income and the asset durations; actively seized the opportunities for allocation in long-term assets during the equity market corrections, adjusted equity asset allocations towards neutral weight; and also strengthened the innovation in alternative investment product models, and positioned for high-quality alternative assets through equity plans, asset-backed plans, equity funds and other forms to ensure a stabilized allocation scale and expand the source of excess returns.

Investment portfolios

As at the end of the Reporting Period, the Company's investment assets categorized by investment object are set out as below:

RMB million

Investment category	As at 31 December 2022 Amount	Percentage	As at 31 December 2021 Amount	Percentage
Fixed-maturity financial assets	**3,733,566**	**73.71%**	3,672,262	77.86%
Term deposits	**485,567**	**9.59%**	529,488	11.23%
Bonds	**2,458,440**	**48.54%**	2,273,425	48.20%
Debt-type financial products[1]	**455,026**	**8.98%**	443,784	9.41%
Other fixed-maturity investments[2]	**334,533**	**6.60%**	425,565	9.02%
Equity financial assets	**890,926**	**17.59%**	699,457	14.83%
Common stocks	**432,700**	**8.54%**	302,090	6.41%
Funds[3]	**145,341**	**2.87%**	112,689	2.39%
Other equity investments[4]	**312,885**	**6.18%**	284,678	6.03%
Investment properties	**13,193**	**0.26%**	13,374	0.28%
Cash and others[5]	**166,127**	**3.28%**	73,374	1.56%
Investments in associates and joint ventures	**261,179**	**5.16%**	257,953	5.47%
Total	**5,064,991**	**100.00%**	4,716,420	100.00%

Notes:

1. Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2. Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.

3. Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2022 and 31 December 2021 were RMB3,739 million and RMB1,961 million, respectively.

4. Other equity investments include private equity funds, unlisted equities, preference shares and equity investment plans, etc.

5. Cash and others include cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company's investment assets reached RMB5,064,991 million, an increase of 7.4% from the end of 2021. Among the major types of investments, the percentage of investment in bonds rose to 48.54% from 48.20% as at the end of 2021, the percentage of term deposits changed to 9.59% from 11.23% as at the end of 2021, the percentage of investment in debt-type financial products changed to 8.98% from 9.41% as at the end of 2021, and the percentage of investment in stocks and funds (excluding money market funds) rose to 11.34% from 8.75% as at the end of 2021.

Investment income

For the year ended 31 December   RMB million

	2022	2021
Gross investment income	**187,751**	214,057
Net investment income	**190,344**	188,770
Net income from fixed-maturity investments	**154,738**	148,453
Net income from equity investments	**29,704**	28,718
Net income from investment properties	**87**	55
Investment income from cash and others	**2,187**	1,216
Share of profit of associates and joint ventures	**3,628**	10,328
Net realised gains on financial assets	**12,707**	20,344
Net fair value gains through profit or loss	**(12,156)**	4,943
Disposal gains and impairment losses of associates and joint ventures	**(3,144)**	–
Net investment yield[1]	**4.00%**	4.38%
Gross investment yield[2]	**3.94%**	4.98%

Notes:

1. Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2. Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

In 2022, the Company's net investment income was RMB190,344 million, rising by 0.8% year on year, an increase of RMB1,574 million from 2021. Due to the impact of the downward trend of interest rates, the net investment yield was 4.00% in 2022, down by 38 basis points from 2021. Affected by a significant decline in equity market and the year-on-year decrease in spread income of equity investment products, the Company registered a gross investment income of RMB187,751 million in 2022, down by 12.3% year on year, a decrease of RMB26,306 million from 2021. Gross investment yield was 3.94%, down by 104 basis points from 2021. The comprehensive investment yield[3] taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 1.92%, down by 295 basis points from 2021.

Credit risk management

The Company's credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 98% of the credit bonds held by the Company were rated AAA by external rating institutions, whereas over 99% of the debt-type financial products were rated AAA by external rating institutions. In general, the asset quality of the Company's credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investing in a prudent manner and carried out ongoing tracking after investment, effectively controlling credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in 2022.

Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

3. Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

For the year ended 31 December RMB million

	2022	2021	Change
Profit before income tax	**24,047**	50,340	-52.2%
Life insurance business	**9,583**	22,771	-57.9%
Health insurance business	**8,271**	8,599	-3.8%
Accident insurance business	**2,269**	1,682	34.9%
Other businesses	**3,924**	17,288	-77.3%

During the Reporting Period, profit before income tax from the life insurance business decreased by 57.9% year on year due to a significant decline of the equity market and a decrease in investment yield. Profit before income tax from the health insurance business decreased by 3.8% year on year, generally remaining stable year on year. Profit before income tax from the accident insurance business rose by 34.9% year on year due to the optimization of its business quality. Profit before income tax from other businesses declined by 77.3% due to a decrease in the profits of certain associates and the recognition of impairment loss.

Analysis of Cash Flows

Liquidity sources

The Company's cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company's cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB127,594 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB485,567 million.

The Company's investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. It is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity uses

The Company's principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December   RMB million

	2022	2021	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	**351,968**	286,446	22.9%	An increase in the scale of investment contracts
Net cash inflow/(outflow) from investing activities	**(164,955)**	(393,839)	-58.1%	The needs for investment management
Net cash inflow/(outflow) from financing activities	**(120,095)**	111,219	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	**217**	(71)	N/A	–
Net increase in cash and cash equivalents	**67,135**	3,755	1,687.9%	–

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company's solvency ratios as at the end of the Reporting Period:

RMB million

	As at 31 December 2022	As at 30 June 2022 (unaudited)
Core capital	**699,688**	798,141
Actual capital	**1,007,601**	1,112,129
Minimum capital	**487,290**	472,120
Core solvency ratio	**143.59%**	169.05%
Comprehensive solvency ratio	**206.78%**	235.56%

Pursuant to the requirements of the CBIRC, the Company started to implement the "Solvency Regulatory Rules II for Insurance Companies" from the solvency report for the first quarter of 2022. As at the end of the Reporting Period, the Company's comprehensive solvency ratio and core solvency ratio were 206.78% and 143.59%, respectively, which continued to maintain at relatively high levels. Affected by factors such as the equity market fluctuation, the business growth, the allocation of investment assets and a decline of discount rate in solvency reserve, the solvency ratios decreased compared with the end of the second quarter of 2022.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Major Subsidiaries and Associates of the Company

RMB million

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	18,990	15,913	2,717
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	9,134	6,706	1,209
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	27,800	40%	135,690	33,757	717
China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	21,790	43.686%	3,417,906	261,849	15,528

Note: For details, please refer to Note 9 and Note 41(d) in the Notes to the Consolidated Financial Statements in this annual report.

Structured Entities Controlled by the Company

Details of structured entities controlled by the Company is set out in the Note 41(d) to the Consolidated Financial Statements in this annual report.

TECHNOLOGY CAPABILITIES, OPERATIONS AND SERVICES

Technology Capabilities

In 2022, the Company further proceeded with its digital transformation, accelerated improvement of its technology capabilities, empowered value creation in all aspects and pushed forward its high-quality development by digital driving force.

Technological innovation was promoted to a new level. Having fully completed the transformation of its core business system architecture and successfully built a new proprietary distributed digital base, the Company achieved a two-fold increase in data processing capacity, a three-fold increase in storage utilization per unit space and an increase of 266% in computing utilization per unit space, making remarkable achievements in cost reduction and efficiency improvement as well as green and low-carbon emissions. It has also been leading the industry for two consecutive years in terms of innovation in IT applications.

Digital capability was deepened with further expansion. The Company comprehensively optimized its data management system by refining data classification control and strengthening data fusion driving force. It took the lead in data management capability in the industry, being the first company awarded the highest level certification under the Data Management Capability Maturity Assessment Model (DCMM) in the industry. The Company continuously made breakthroughs in human-machine collaboration, and the application of intelligent robots increased by 326% year on year, fully empowering various business scenarios, such as sales, services, business operations and risk control, etc.

Digital connectivity was open and extended. With the support of the digital platform and being driven by diversified scenarios, the Company quickly responded to market demands, expanded an open and shared Internet-based social ecosystem, provided nearly 15,000 standardized service components, and carried out more than 400,000 services and activities with cooperative institutions, which widely extended to both online and offline operations as well as inside and outside the Company and provided customers with a full range of digital services.

Operations and Services

In 2022, being people-centered and serving the overall national development, the Company launched the "convenient, quality and caring" customer services with "first-class customer experience" as its value of operations and services. It consistently pushed forward its business operations and services to make them more centralized, digitalized and diversified, strived to improve its capability in services supply and delivery, and optimized the system for protection of customers' rights and interests, accelerating the implementation of an integrated model of intelligent and centralized operations.

Green development, online services increased substantially. The Company focused on promoting convenient and smooth online services to help save energy and increase efficiency. The number of registered users of the China Life APP reached 129 million, and its monthly active users grew by 6.8% year on year. The paperless application rate of individual insurance business exceeded 99.9%. With the further promotion of services such as electronic letters, electronic insurance policies, and online policy administration and claims settlement, a total of over 6,400 tonnes of paper were saved for the year. The online service rate of each of policy administration and claims settlement remained at a high level of above 90%.

Honoring commitment, the Company adhered to the original aspiration of "convenient and caring" services of claims settlement. It continued to provide multiple-scenario and convenient claims payment methods, with a claims acceptance rate of over 99.6% and an average efficiency of 0.43 day for claims settlement, both at the forefront of the industry. A variety of customer-friendly claims-payment services of the Company were highly recognised by the users. The coverage of "Claims Settlement for Critical Illness within One Day" was further expanded, benefiting 185,000 customers throughout the year. "Direct Claims Payment" provided claims payments of more than 6.7 million customer-times, and "Door-to-door Claims for Special Services" were provided to more than 116,000 customers with difficulties.

Customer first, the level of protection of customers' rights and interests continued to improve. With a comprehensive mechanism for protection of customers' rights and interests in place and having established a consumer-protection work plan featuring "total engagement, full coverage and whole-process management", the Company strengthened the closed-loop management of customer experience and thus maintained high levels of life insurance service quality and customer satisfaction. It also strengthened the provision of value-added services, with a total amount of services provided increasing by 3.7% year on year. The age-friendly services became the special services introduced by the Company, providing services of more than 25.59 million customer-times throughout the year. Besides, the China Life APP is the first mobile application in the insurance industry that has passed the assessment on accessibility and age-friendly technology by the Ministry of Industry and Information Technology of the People's Republic of China.

With upgraded business models, sharing for operations and intelligent application reached a new milestone. The Company achieved intelligent coordination for policy administration and underwriting tasks to facilitate coordinated utilization of nationwide operational resources, realising higher service quality and processing speed. The average approval efficiency of policy administration and underwriting for individual insurance business was improved by more than 25%. The capability of the intelligent application continued to improve, with the intelligent approval rates of insurance application, underwriting, and claims settlement and policy administration remaining at high levels, and the problem solving rate by intelligent online service reaching 95.8%.

FUTURE PROSPECT

Industry Landscape and Development Trends

In the long run, with high-quality development as its key development theme, China's life insurance industry is still at an important stage full of strategic opportunities. In face of profound adjustments in both domestic and international environments, the fundamentals of domestic economy remain unchanged, which are resilient, promising, dynamic and long-term positive. China's economy is accelerating towards the stage of high-quality development, and the new development paradigm of international and domestic dual circulation, the broader unified domestic market and a well-functioning industrial system are all injecting driving forces to the long-term steady development of China's economy. The gradual recovery of domestic economy will create favorable external situations for the industry's high-quality development. As the national strategy of proactively responding to population aging and the Healthy China strategy are consistently deepened, businesses such as the long-term care, the third-pillar private pension and the inclusive insurance will have a broader space. There will also be a promising market for healthcare and the "silver economy". In the meantime, the industry has powerful internal growth drivers, as the market players are speeding up their exploration in reforms and transformation, the InsurTech empowerment has been deepened, and the digitalization and intellectualization of business operation and management has been significantly improved. By leading the industry to return to the original role of insurance, the insurance administration consistently regulates market operation with enhanced risk prevention and control. It has introduced a series of new rules on insurance products, the market operation and sales forces, and upgraded regulation concepts and methods, which will make the market operation to be more standardized.

Development Strategies and Business Plans of the Company

In 2023, the Company will stick to the guideline of making progress while maintaining stability, firmly implement the business strategy of "achieving stable growth, prioritizing business value, optimizing structure, strengthening sales force, promoting reforms and guarding against risks", and adhere to the original role of insurance. It will consistently deepen supply-side reforms, accelerate the implementation of the "Eight Reform Programs", and push forward the sales system reforms in greater depth. It will also speed up the innovation in the mechanism of products and services, and the implementation of the Healthcare and Aged-care Ecosystem Program, strengthen customer management and digital construction, and strive to achieve organic unity of its business scale, value, sales force and security, so as to vigorously promote its high-quality development.

Potential Risks

At present, the international environment is still undergoing complex evolution, with rising risk of stagflation in the world economy, and the foundation for recovery of the domestic economy is not solid yet, which will pose challenges to the steady development of the insurance industry. In recent years, as the socio-economic environment, population structure and customer needs have changed a lot, the development of the exclusive individual agent channel has confronted with great challenges, and the sales system reforms become imminent. In addition, the industry is still in a period of profound adjustment and transformation, and risk prevention and control in key areas is under greater pressure. The Company will take a variety of measures to actively cope with the above risks and challenges. It will adhere to the guideline of making progress while maintaining stability, push forward reforms and transformation in great depth, and strive to improve the quality of its business operations and management by focusing on customers. In respect of the capital market, as the interest rate is expected to remain at historically low level, there will be a severe shortage of fixed-income assets with high quality, and the equity market may remain in high volatility, as a result of which the Company will face double pressures: one is the continuous downturn in the yield of interest-bearing investment products, and the other is the increased volatility in the overall returns of investment portfolios. However, the Company will adhere to the principle of asset-liability matching, consistently optimize its asset allocation structure, and improve its capability in coping with economic cycles and interest rate cycles, as well as market fluctuations, with a view to effectively balancing the stability of the short-term investment returns and the long-term value appreciation.

The Company anticipates that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2023. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.



EMBEDDED VALUE

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year's sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company's embedded value and value of one year's sales provides useful information to investors in two respects. First, the value of the Company's in-force business represents the total amount of shareholders' interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year's sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the

information on embedded value and value of one year's sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year's sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year's sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR'S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

"Adjusted net worth" is equal to the sum of:

- Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

- Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The "value of in-force business" and the "value of one year's sales" are defined here as the discounted value of the projected stream of future shareholders' interest in distributable earnings for existing in-force business at the valuation date and for one year's sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year's sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience's fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year's sales were prepared by China Life Insurance Company Limited in accordance with the "CAA Standards of Actuarial Practice: Appraisal of Embedded Value" issued by the China Association of Actuaries ("CAA") in November 2016. Deloitte Consulting (Shanghai) Co., Ltd. performed a review of China Life's embedded value. The review statement is contained in the "Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited" section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 17% grading to 21% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company's strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company's recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2022, the value of one year's sales for the 12 months ended 31 December 2022, and the corresponding results as at 31 December 2021 are shown below:

Components of Embedded Value and Value of One Year's Sales

RMB million

ITEM	31 December 2022	31 December 2021
A Adjusted Net Worth	682,694	674,317
B Value of In-Force Business before Cost of Required Capital	620,053	593,137
C Cost of Required Capital	(72,227)	(64,446)
D Value of In-Force Business after Cost of Required Capital (B + C)	547,825	528,691
E Embedded Value (A + D)	**1,230,519**	1,203,008
F Value of One Year's Sales before Cost of Required Capital	43,278	50,474
G Cost of Required Capital	(7,274)	(5,693)
H Value of One Year's Sales after Cost of Required Capital (F + G)	**36,004**	44,780
Including: Value of One Year's Sales of Individual Agent Business Sector	**33,333**	42,945

Note: Numbers may not be additive due to rounding.

The new business margin of one year's sales of individual agent business sector for the 12 months ended 31 December 2022 is shown below:

New Business Margin of One Year's Sales of Individual Agent Business Sector

	31 December 2022	31 December 2021
By First Year Premium	**29.1%**	41.6%
By Annual Premium Equivalent	**33.0%**	42.2%

Note: First Year Premium is the written premium used for calculation of the value of one year's sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2022

RMB million

ITEM	
A Embedded Value at the Start of Year	1,203,008
B Expected Return on Embedded Value	89,984
C Value of New Business in the Period	36,004
D Operating Experience Variance	583
E Investment Experience Variance	(97,076)
F Methodology, Model and Assumption Changes	(2,651)
G Market Value and Other Adjustments	16,653
H Exchange Gains or Losses	699
I Shareholder Dividend Distribution and Capital Changes	(18,372)
J Others	1,687
K Embedded Value as at 31 December 2022 (sum A through J)	**1,230,519**

Notes:

Items B through J are explained below:

B   Reflects expected impact of covered business, and the expected return on investments supporting the 2022 opening net worth.

C   Value of one year's sales for the 12 months ended 31 December 2022.

D   Reflects the difference between actual operating experience in 2022 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E   Compares actual with expected investment returns during 2022.

F   Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

G   Change in the market value adjustment from the beginning of year 2022 to 31 December 2022 and other adjustments.

H   Reflects the gains or losses due to changes in exchange rate.

I   Reflects dividends distributed to shareholders during 2022.

J   Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

RMB million

	Value of In-Force Business after Cost of Required Capital	Value of One year's Sales after Cost of Required Capital
Base case scenario	547,825	36,004
1. Risk discount rate +50bps	523,130	34,228
2. Risk discount rate -50bps	574,291	37,915
3. Investment return +50bps	659,047	44,510
4. Investment return -50bps	437,094	27,524
5. 10% increase in expenses	541,410	33,078
6. 10% decrease in expenses	554,241	38,929
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	544,103	35,261
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	551,508	36,750
9. 10% increase in lapse rates	547,791	35,368
10. 10% decrease in lapse rates	547,872	36,677
11. 10% increase in morbidity rates	539,551	34,308
12. 10% decrease in morbidity rates	556,253	37,701
13. Using 2021 EV appraisal assumptions	548,268	35,922
14. Allowing for diversification in calculation of VIF	593,331	–

INDEPENDENT ACTUARIES REVIEW OPINION REPORT ON EMBEDDED VALUE OF CHINA LIFE INSURANCE COMPANY LIMITED

China Life Insurance Company Limited ("China Life") has prepared embedded value results as at 31 December 2022 ("EV Results"). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. ("Deloitte Consulting" or "we").

Scope of work

Our scope of work covered:

- a review of the methodology used to develop the embedded value and value of one year's sales as at 31 December 2022, in accordance with the "CAA Standards of Actuarial Practice: Appraisal of Embedded Value", issued by the China Association of Actuaries ("CAA");

- a review of the economic and operating assumptions used to develop embedded value and value of one year's sales as at 31 December 2022; and

- a review of China Life's EV Results, including embedded value, value of one year's sales, analysis of embedded value movement from 31 December 2021 to 31 December 2022, and the sensitivity results of value of in-force business and value of one year's sales.

Basis of Opinion, Reliance and Limitation

We carried out our review work based on "CAA Standards of Actuarial Practice: Appraisal of Embedded Value", issued by CAA. In carrying out our review, we have relied on the completeness and accuracy of audited and unaudited data and information provided by China Life.

The determination of embedded value is based on a range of assumptions on future operations and investment performance. The future actual experiences are affected by internal and external factors, many of which are not entirely controlled by China Life. Hence the future actual experiences may deviate from these assumptions.

This report is addressed solely to China Life in accordance with the terms of our engagement letter. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statements set forth in this report.

Opinion

Based on the scope of work above, we have concluded that:

- The embedded value methodology used by China Life is in line with the "CAA Standards of Actuarial Practice: Appraisal of Embedded Value" issued by CAA. This method is commonly used by life and health insurance companies in China;

- The economic assumptions used by China Life have taken into account the current investment market conditions and the investment strategy of China Life;

- The operating assumptions used by China Life have taken into account the past experience and the expectation of future experience; and

- The embedded value results are consistent with its methodology and assumptions used. The overall result is reasonable.

For and on behalf of
Deloitte Consulting (Shanghai) Co., Ltd.
Eric Lu   Yu Jiang

29 March 2023



SIGNIFICANT EVENTS

INFORMATION ON DELISTING OF AMERICAN DEPOSITARY SHARES

As considered and approved by the sixteenth meeting of the seventh session of the Board of Directors of the Company, after taking into account a number of considerations, including the limited trading volume of its American depositary shares ("ADSs") relative to the worldwide trading volume of its overseas listed shares ("H Shares"), and the considerable administrative costs of maintaining the listing of the ADSs on the New York Stock Exchange (the "NYSE"), the registration of the ADSs and the underlying H Shares under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and complying with the periodic reporting requirements and related obligations of the Exchange Act, the Company filed a Form 25 with the United States Securities and Exchange Commission (the "SEC") on 22 August 2022 to delist its ADSs from the NYSE under the Exchange Act. The last day of trading of the ADSs on the NYSE was 1 September 2022 and the delisting of the ADSs took effect on 2 September 2022. The termination of the ADS program became effective on 11 November 2022. Holders of ADSs will be able to surrender their ADSs to the depositary for cancellation and to take delivery of the H Shares at any time prior to 11 May 2023, with each ADS surrendered to be exchanged into 5 H Shares of the Company, in accordance with the provisions of the Deposit Agreement entered into by and among the Company, the depositary and the holders of ADSs and the terms and conditions of the ADSs. For details, please refer to the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 12 August 2022 and 2 September 2022, respectively.

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the "Listing Rules"), including the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreement between the Company and Chongqing International Trust Inc. ("Chongqing Trust"), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders' approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in China Life Capital. Therefore, each of CLIC, CLP&C and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders' approval requirements under Chapter 14A of the Listing Rules included the framework agreements[4] entered into by China Life AMP with the Company, CLIC, CLP&C and CLI, respectively, and the agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds between the Company and CLI. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. CLIC holds 100% of the equity interest in CLI. Therefore, CLI is a connected person of the Company. China Life AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the policy management agreement between the Company and CLIC, and the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2022-2024 policy management agreement on 31 December 2021, with a term from 1 January 2022 to 31 December 2024. Pursuant to the agreement, the Company will accept CLIC's entrustment to provide policy administration services relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap in respect of the service fee to be paid by CLIC to the Company for each of the three years ending 31 December 2024 is RMB491 million.

For the year ended 31 December 2022, the service fee paid by CLIC to the Company amounted to RMB463.21 million.

---

[4] The 2023-2025 framework agreements renewed by China Life AMP with the Company, CLIC and CLI, respectively, were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. The Company has performed its disclosure obligation by way of announcement with respect to the transactions contemplated under such agreements for the years from 2023 to 2025.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2020-2022 asset management agreement on 1 July 2020, with a term from 1 July 2020 to 31 December 2022. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC's services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ended 31 December 2022 were RMB3,000 million, RMB4,000 million and RMB5,000 million, respectively.

The Company and AMC entered into the 2023-2025 asset management agreement on 1 January 2023, with a term from 1 January 2023 to 31 December 2025. Pursuant to the 2023-2025 asset management agreement, AMC will continue to invest and manage assets entrusted to it by the Company on a discretionary basis. The annual caps for the three years ending 31 December 2025 are RMB4,000 million, RMB5,000 million and RMB6,000 million, respectively.

For the year ended 31 December 2022, the Company paid AMC a service fee of RMB2,871.69 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2020-2022 asset management agreement on 1 July 2020, with a term from 1 July 2020 to 31 December 2022. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC's services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ended 31 December 2022 was RMB500 million.

CLIC and AMC entered into the 2023-2025 asset management agreement on 29 December 2022, with a term from 1 January 2023 to 31 December 2025. Pursuant to the 2023-2025 asset management agreement, AMC will continue to invest and manage assets entrusted to it by CLIC on a discretionary basis. The annual cap for each of the three years ending 31 December 2025 is RMB500 million.

For the year ended 31 December 2022, CLIC paid AMC a service fee of RMB149.51 million.

Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds between the Company and CLI

As approved by the Extraordinary General Meeting 2021 of the Company, the Company and CLI entered into the 2022-2024 agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds on 27 December 2021. Such agreement took effect from 1 January 2022, with a term of two years ending on 31 December 2023. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, the Company will entrust CLI to perform services including the entrusted investment and management and the entrusted operation with respect to alternative investments. For the entrusted investment and management, it covers the equity/ real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products already entrusted by the Company to CLI for investment and management under the existing projects, as well as the non-standard financial products and quasi-securitization financial products entrusted for investment under the new projects. CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance award in respect of the investment and management services provided by CLI to the Company. For the entrusted operation, CLI will provide the operating services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and within the scope prescribed in the agreement, and the Company will pay CLI the entrusted operating fee in this regard. For details as to the method of calculation of the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services, please refer to Note 35 in the Notes to the Consolidated Financial Statements.

For each of the three years ending 31 December 2024, the annual cap on the contractual amount of assets newly entrusted by the Company to CLI for investment and management is RMB65,000 million or its equivalent in foreign currency, and the annual cap on the fees for the investment and management services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services is RMB2,000 million or its equivalent in foreign currency.

For the year ended 31 December 2022, the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services paid by the Company to CLI amounted to RMB637.10 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB60,577.00 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2020-2022 framework agreement on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company would subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For each of the three years ended 31 December 2022, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB200 million.

The Company and China Life Capital entered into the 2023-2025 framework agreement on 28 December 2022, with a term from 1 January 2023 to 31 December 2025. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For each of the three years ending 31 December 2025, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB500 million.

For the year ended 31 December 2022, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB0 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB143.36 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the 2021 insurance sales framework agreement, the agreement will be automatically extended for one year to 7 March 2024 from the expiration thereof. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 35 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

For the year ended 31 December 2022, CLP&C paid the Company an agency service fee of RMB1,513.79 million.

Framework Agreements with China Life AMP

Framework Agreement between the Company and China Life AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, the Company and China Life AMP entered into the 2020-2022 framework agreement on 31 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and China Life AMP would conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For the three years ended 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products was RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products was RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee paid by China Life AMP were RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients were RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions was RMB100 million.

The Company and China Life AMP entered into the 2023-2025 framework agreement on 30 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, the Company and China Life AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB20,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB20,000 million; and the annual cap of the management fee payable by the Company for the private asset management is RMB700 million.

For the year ended 31 December 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB4,945.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB5,842.03 million, the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients was RMB24.42 million, and the fees for other daily transactions were RMB3.28 million.

Framework Agreement between CLIC and China Life AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLIC and China Life AMP entered into the 2020-2022 framework agreement on 6 September 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and China Life AMP would conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ended 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products was RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products was RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB100 million.

CLIC and China Life AMP entered into the 2023-2025 framework agreement on 9 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, CLIC will subscribe for or redeem the fund units of the funds managed by China Life AMP, and pay the relevant fees. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million; and the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB2,000 million.

For the year ended 31 December 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB324.64 million, and the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB0 million.

Framework Agreement between CLP&C and China Life AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLP&C and China Life AMP entered into the 2020-2022 framework agreement on 3 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and China Life AMP would conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ended 31 December 2022, the annual cap of the subscription price for the fund products was RMB10,000 million; the annual cap of the redemption price for the fund products was RMB10,000 million; the annual cap of the subscription fee for the fund products was RMB100 million; the annual cap of the redemption fee for the fund products was RMB100 million; the annual cap of the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB100 million; and the annual cap of the fees for other daily transactions was RMB100 million.

For the year ended 31 December 2022, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB9.66 million, and the fees for other daily transactions were RMB0.11 million.

Framework Agreement between CLI and China Life AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLI and China Life AMP entered into the 2020-2022 framework agreement on 17 February 2020, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and China Life AMP would conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ended 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products was RMB10,000 million; the annual cap of the redemption price and corresponding

redemption fee for the redemption of fund products was RMB10,000 million; the annual cap of the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB150 million; the annual cap of the management fee (including the performance-based fee) paid by the subsidiaries of China Life AMP for the asset management for specific clients was RMB150 million; the annual cap of the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB150 million; the annual cap of the advisory fee paid by China Life AMP and its subsidiaries for the advisory services was RMB150 million; and the annual cap of the fees for other daily transactions was RMB150 million.

CLI and China Life AMP entered into the 2023-2025 framework agreement on 29 December 2022, with a term of three years from 1 January 2023 to 31 December 2025. Pursuant to the agreement, CLI and its subsidiaries will continue to conduct certain daily transactions with China Life AMP, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ending 31 December 2025, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB2,000 million; and the annual cap of the management fee payable by CLI and its subsidiaries for the private asset management is RMB20 million.

For the year ended 31 December 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB327.44 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB519.35 million, the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB0 million, the management fee (including the performance-based fee) paid by the subsidiaries of China Life AMP for the asset management for specific clients was RMB0 million; the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB0 million; the advisory fee paid by China Life AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between the Company and Chongqing Trust

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust would conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm's length negotiations with reference to industry practices. For each of the three years ended 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products was RMB30,000 million; the annual cap of the trustee's remuneration was RMB500 million; and the annual cap of the fees for other daily transactions was RMB100 million.

For the year ended 31 December 2022, the total amount of subscription and redemption of the trust products was RMB3.90 million, the trustee's remuneration was RMB14.43 million, and the fees for other daily transactions were RMB0 million.

Confirmation by Auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders' approval requirements, and the letter stated that during the Reporting Period:

- nothing has come to the auditors' attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company's Board of Directors;
- for transactions involving the provision of goods or services by the Company, nothing has come to the auditors' attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;
- nothing has come to the auditors' attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and
- nothing has come to the auditors' attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company's Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders' approval requirements, and confirmed that:

- the transactions were entered into in the ordinary and usual course of business of the Company;
- the transactions were conducted on normal commercial terms;
- the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and
- the amounts of the above transactions have not exceeded the relevant annual caps.

Other Major Connected Transactions

Capital Injection to CLP&C

As approved by the seventh meeting of the seventh session of the Board of Directors, the Company and CLP&C entered into a capital injection contract on 31 March 2022, and CLIC and CLP&C entered into a capital injection contract on 20 October 2022. Pursuant to such agreements, the Company and CLIC agreed to make capital injections of RMB3.6 billion and RMB5.4 billion, respectively, to CLP&C. After the completion of the transaction, the registered capital of CLP&C was increased from RMB18.8 billion to RMB27.8 billion, and continued to be held as to 40% and 60% by the Company and CLIC, respectively.

Formation of Partnership

As approved by the fifteenth meeting of the seventh session of the Board of Directors and the Second Extraordinary General Meeting 2022, the Company, CLP&C and other investors (each as a limited partner) intended to enter into a partnership agreement with Guangzhou Jinyang Industrial Investment Co., Ltd. ("Guangzhou Jinyang") (as the general partner) and Guangzhou Xinrong Industrial Investment Partnership (Limited Partnership) (as the special limited partner) for the formation of Guangzhou Xincheng Phase II Industrial Investment Fund Partnership (Limited Partnership) (the "Partnership"). The total capital contribution by all partners of the Partnership shall be no more than RMB7,001.4 million, of which no more than RMB4,000 million shall be contributed by the Company. China Life Jinshi Asset Management Company Limited ("China Life Jinshi") will serve as the manager of the Partnership. The Partnership will primarily invest in equity assets in the inclusive financing sector in China with satisfactory cash flow return on investment. Such equity assets mainly include securitization or quasi-securitization equity assets issued in the open markets (such as inter-bank market or securities exchange), and the underlying assets of which are SME financing and retail loans.

Acquisition of China Life (Tianjin) Aged-care and Healthcare Investment Company Limited

As approved by the eighteenth meeting of the seventh session of the Board of Directors, Beijing China Life Aged-care Industry Investment Fund (Limited Partnership)("CL Aged-care Fund", a fund consolidated into the financial statements of the Company and managed by the Company as its subsidiary) entered into an equity transfer agreement with CLIC on 29 November 2022, pursuant to which CL Aged-care Fund agreed to acquire from CLIC its 99.99% equity interest in China Life (Tianjin) Aged-care and Healthcare Investment Company Limited at a consideration of RMB727,991,493.57. Upon completion of the transaction, China Life (Tianjin) Aged-care and Healthcare Investment Company Limited became an indirect non-wholly owned subsidiary of the Company.

Each of CLP&C, Guangzhou Jinyang and China Life Jinshi is an associate of CLIC, and therefore a connected person of the Company. The above transactions constituted one-off connected transactions of the Company that were subject to the reporting and announcement requirements but were exempt from the independent shareholders' approval requirement under Rule 14A.76(2) of the Listing Rules. The above connected transaction concerning the formation of the partnership was subject to the consideration and approval by the shareholders' general meeting of the Company pursuant to the SSE Listing Rules.

The Company has complied with the disclosure requirement under Chapter 14A of the Listing Rules in respect of the above one-off connected transactions.

Statement on Claims, Debt Transactions and Guarantees etc. of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies' assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company's profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its holding subsidiaries during the Reporting Period.

Entrusted investment management during the Reporting Period or any entrusted investment management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company mainly adopts the mode of entrusted investment for management of its investment assets, and has established a diversified framework of entrusted investment management with China Life's internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI and its subsidiaries. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of insurance fund utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers' daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company's A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company's A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company's Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company's Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC"), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

ALLEGED VIOLATION OF LAWS AND REGULATIONS BY, PENALTIES IMPOSED ON AND RECTIFICATION OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS, EFFECTIVE CONTROLLER, DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT

During the Reporting Period, based on the information from the website of the Central Commission for Discipline Inspection and the National Supervisory Commission, Mr. Wang Bin, the former Secretary to the Party Committee and the former Chairman of the Board of CLIC, was subject to the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of disciplines and laws. Mr. Wang Bin was also the former Chairman of the Board and a former Executive Director of the Company. Given that Mr. Wang Bin was not able to perform his role and duties as the Chairman of the Board during the period of investigation, he resigned from his positions as the Chairman of the Board and an Executive Director of the Company on 23 February 2022. The resignation took effect on the same day. Please refer to the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 9 January 2022, 13 January 2022 and 23 February 2022, respectively.

According to the public information available from the website of the Central Commission for Discipline Inspection and the National Supervisory Commission on 22 December 2022 and 19 January 2023, Mr. Wang Bin was dispelled from the Communist Party and dismissed from public offices for the reasons of accepting gifts and cash in violation of regulations, taking up with the banquet and travel arrangements which might affect the impartial performance of his official duties, and involving in some other serious acts in violation of disciplines and laws during the period from 2018 to 2021. Upon conclusion of the investigation by the National Supervisory Commission, the prosecution authority has made a criminal charge against him for alleged bribery and concealment of overseas deposits.

Save for the above, during the Reporting Period, the Company was not investigated for suspected crimes according to law, and none of its controlling shareholders, effective controller, Directors, Supervisors and senior management were subject to any compulsory measures for suspected crimes according to law. The Company or its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any criminal punishment, investigation by the CSRC for alleged violation of laws and regulations, administrative penalty by the CSRC, or material administrative penalty by other competent authorities, nor were they detained by the disciplinary inspection and supervison authorities for alleged serious violation of disciplines or laws or duty-related crimes which had an impact on their performance of duties. None of the Company's Directors, Supervisors and senior management were subject to any compulsory measures by other competent authorities for alleged violation of laws and regulations which had an impact on their performance of duties.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.



CORPORATE GOVERNANCE

REPORT OF THE BOARD OF DIRECTORS

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

EXECUTIVE DIRECTORS	Bai Tao (Chairman)	(appointed on 31 May 2022)
	Zhao Peng	(appointed on 28 October 2022)
	Li Mingguang	
	Su Hengxuan	(resigned on 1 August 2022 due to the adjustment of work arrangements)
	Huang Xiumei	(resigned on 1 November 2022 due to the adjustment of work arrangements)
NON-EXECUTIVE DIRECTORS	Wang Junhui	
	Yuan Changqing	(resigned on 1 June 2022 due to the reason of age)
INDEPENDENT DIRECTORS	Lam Chi Kuen	
	Zhai Haitao	
	Huang Yiping	(appointed on 13 July 2022)
	Chen Jie	(appointed on 13 July 2022)
	Tang Xin	(retired on 13 July 2022 due to serving as an Independent Director for six consecutive years)
	Leung Oi-Sie Elsie	(retired on 18 July 2022 due to serving as an Independent Director for six consecutive years)

Note: The Board of the Company received a resignation letter from Mr. Wang Bin on 23 February 2022. As Mr. Wang Bin was not able to perform his roles and duties as a Director, he had resigned from his positions as the Chairman of the Board and an Executive Director of the Company.



From left to right:

Mr. Huang Yiping, Mr. Lam Chi Kuen, Mr. Li Mingguang, Mr. Bai Tao, Mr. Zhao Peng, Mr. Wang Junhui, Mr. Zhai Haitao, Ms. Chen Jie

PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in AMC. The Company also has controlling shareholding in Pension Company.

BUSINESS REVIEW

Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the sections headed "Management Discussion and Analysis" and "Internal Control and Risk Management" in this annual report. These discussions form part of the "Report of the Board of Directors".

Environmental and social responsibilities

Work on green finance

In response to China's strategic goal of "peak carbon emissions and carbon neutrality", the Company consistently applied the new development concepts of innovation, coordination, green development, openness and sharing in all aspects, established a well-developed model for green development, and emphasized on its own role in the comprehensive green transition for promoting the construction of a system for ecological civilization and facilitating the economic and social development, which contributed to the building of a beautiful China.

The Company established a management structure for ESG and green finance under which the main management responsibilities are undertaken by the Board, formulated the "Green Finance Development Strategy (2023-2025)" and the "Environmental, Social, Governance and Green Finance Management Regulations", and fully integrated the green development philosophy into the entire process of its business operation and management in a systematically manner by setting its key goals as "developing a governance system for green finance, improving its capability in innovating and supplying green insurance products and services, practicing green investment philosophy, pursuing for green operation and enhancing the overall performance of green finance". The Company actively served a variety of economic activities with both environmental and social benefits, stepped up its efforts to serve corporate clients from the green industry, and improved its capability in innovating and supplying green insurance products and services. In 2022, the sum assured by the Company of the green insurance business was RMB417,812 million. As at 31 December 2022, its green investment totalled over RMB430 billion.

Work on low-carbon operation

With "ensuring a healthy and friendly environment for the accomplishment of 'carbon neutrality'" as its environmental goal, the Company created an energy management mechanism to reduce any carbon emissions generated during its operation. In 2022, the Company achieved online and intelligent business operations in every aspect of insurance policy operation, as a result of which over 6,400 tonnes of paper were saved. Green office initiatives were proceeded with high efficiency and a total of 338,000 paperless mobile meetings were convened through its conference management system. In 2022, the Company reduced the emission of 354,420.66 tonnes of carbon dioxide equivalent by way of energy saving and emission reduction, green office, increase in the proportion of green finance products and green investment and financing products, and other carbon reduction measures.

Work on social responsibility

By upholding its strategic goal of "building a world-class and responsible life insurance company" in corporate responsibility, the Company aligned its business operations with the national strategies, offered support to social and public welfare undertakings, and proactively gave full play to the function of insurance as a social "stabilizer". The Company empowered the social security system by leveraging its own advantages in professional operation, services network and sales force. As at 31 December 2022, the Company carried out over 200 supplementary major medical expenses insurance programs, mitigating the medical burden of over RMB25 billion for policy holders. It also implemented more than 100 city-customized commercial medical insurance projects accumulatively, covering over 20 million people. The Company further enhanced the protection of new urban residents, and a total of six insurance products were developed for them in 2022. With a focus on the needs of the elderly customers, the Company undertook over 52 million insurance businesses that are characterized as pension, offering senior-oriented services for 25.59 million elderly customers. The Company also adhered to the concept of "people-oriented, caring for life, creating value and serving the community" in social responsibility and actively devoted itself to public welfare and charitable campaigns, donating public welfare insurance policies to over 11 million people-times in 2022. Projects of "Youngster Painters of China Life", "Art Back to the Mountain" and "Assistance in Sports Program for 100 Schools" were carried out on an ongoing basis. The Company also encouraged its employees to take part in volunteer services to make contributions to the society through active participation. As at 31 December 2022, the Company organized over 300 service teams consisting of youth volunteers, with more than 7,000 registered youth volunteers, and offered volunteer services of over 1,500 times.

Specific work on consolidation of achievements in poverty alleviation and rural revitalization undertakings

In 2022, the Company strengthened its corporate responsibility, coordinated joint forces from all fronts to offer assistance, and fully upgraded the "Poverty Alleviation Insurance" series, so as to make every effort to enhance the quality of its contribution to rural revitalization. The Company dispatched 973 cadres staying at villages for assistance, undertook projects in 1,048 assistance localities and devoted assistance funds of RMB29.6 million for the year, helping farmers to improve both production and income. The Company made substantial efforts to develop insurance business in response to the demands of rural residents for diversified insurance protection and offered risk protection of RMB30.78 trillion for 310 million rural residents within the year. Particularly, short-term insurance business covered 99.96 million rural residents and the claims payment of RMB5,224 million were made to 3.23 million people, which helped guard against the bottom line of poverty. Based on the characteristics of people lifted out of poverty, the Company commenced targeted insurance business in relation to rural revitalization and developed 13 new exclusive products to provide multi-level insurance protections, which offered risk protection of RMB1.07 trillion for the year, a year-on-year increase of 10%. The Company strived to make innovation in assistance measures, expanded the coverage for assistance, and summarized the typical experience and practices learned from promoting the "Green Ribbon" action and the inclusive and comprehensive insurance program titled "Poverty Prevention Insurance", so as to enhance the effectiveness of assistance initiatives.

Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the code of conduct of "being trustworthy, assuming risks, emphasizing on services and being legal compliant" and promoted the compliance culture and concepts of "being compliant on a proactive basis, and creating value from compliance", thereby creating the compliance environment of "starting from the top level and having responsibility for all to be compliant". The Company strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law, the Securities Law, the "Personal Information Protection Law", the "Regulations on Preventing and Dealing with Illegal Fund-raising", the "Provisions on the Administration of Insurance Companies", the "Measures of the China Banking and Insurance Regulatory Commission on Administrative Punishment", the "Provisions on the Supervision and Administration of Insurance Agents", the "Standards for the Corporate Governance of Banking and Insurance Institutions", the "Provisions on the Administration of Solvency of Insurance Companies", the "Solvency Regulatory Rules II for Insurance Companies", the

"Measures for the Administration of Connected Transactions of Banking and Insurance Institutions", the "Notice of the China Banking and Insurance Regulatory Commission on Strengthening the Regulation of Insurance Institutions' Connected Transactions in Connection with the Use of Funds", the "Notice of the China Banking and Insurance Regulatory Commission on Matters Concerning the third-pillar Private Pension Business Conducted by Insurance Companies", the "Measures for the Implementation of third-pillar Private Pensions", and the "Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions", consistently improved its systems and mechanism, and implemented the spirit and requirements of major regulatory documents on insurance product development and design, sales management, agents management, protection of consumers' rights and interests and customers' information, solvency management, connection transactions management, reinsurance management, investment supervision and corporate governance, etc., as released by the CBIRC in a stringent manner for the purpose of further carrying out compliance management responsibilities at all levels and in various lines. The Company consistently optimized the compliance management framework of "three lines of defense" to ensure that the three lines of defense performed their own functions and collaborated with each other, which formed a joint force in compliance management. The Company also consolidated its foundation in all aspects for its steady and healthy development and firmly held on to the bottom line of the systematic risk, which guaranteed the healthy and high-quality development of the Company on an ongoing basis.

Relationship between the Company and its customers

Being customer-centric all along, the Company was committed to offering high-quality services to customers, and provided insurance services and value-added services for more than 500 million customers on a cumulative basis.

The Company consistently implemented various regulatory requirements by integrating the protection of consumers' rights and interests into every aspect of corporate governance and business operation and management, further optimized the development of the systems and mechanisms for the protection of consumers' rights and interests, promoted the effective operation of various mechanisms for the protection of consumers' rights and interests such as consumer protection review and assessment, internal training and internal audit, etc., and took active actions in transition from after-event management and control to practicing the consumer protection concept along the whole chain, so as to create a "comprehensive consumer protection" paradigm. In 2022, the Company carried out over 15,000 educational and promotion activities in total, with the number of consumers involved reaching 175 million.

Please also refer to the "Technology Capabilities, Operations and Services" in the section headed "Management Discussion and Analysis" in this annual report.

Relationship between the Company and its employees

The Company created a harmonious labour relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following mechanisms: an employee management mechanism with the characteristics of focus on grass roots, combination of training and working of employees, hierarchical responsibility and unified regulation; a performance management mechanism that was strategy-based and result-oriented, adopted hierarchical classification, and focused on application; and a remuneration distribution mechanism that was based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the grass roots, and was compatible with the high-quality development requirements of the Company. The Company also emphasized on the development and cultivation of employees by strengthening its training system for employees, pursued innovation for development to apply education and training in the entire process of growth of cadre employees, and continued to focus on empowerment. The Company attached importance to humanistic concern by constantly improving the mechanism for communication with employees, safeguarding the legitimate rights and interests of employees in a practical manner and encouraging employees to arrange vacations and annual leave in a scientific way, with an aim to achieve work-life balance.

The Company actively promoted the construction of a corporate democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and the Company. The Company and its provincial branches have fully established the system of employee representative meetings, safeguarded the right to know, right to propose, right to decide and right to vote at such meetings according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the function of supervising the implementation of proposals in a serious manner and constantly improving democratic management. In 2022, the Company held employee representative meetings for all employees twice, during which two "Reports on the Candidates for Additional Employee Representative Supervisors of the Seventh Session of the Board of Supervisors" were considered and approved, respectively.

For details regarding the Company's employees (including the number of employees, composition of professionals, educational levels, employee diversity, remuneration policy and training program), please refer to the section headed "Directors, Supervisors, Senior Management and Employees" in this annual report.

For information such as the environmental and social responsibilities of the Company during the Reporting Period, the relationship between the Company and its customers, and the relationship between the Company and its employees, please also refer to the full text of the 2022 Environmental, Social and Governance & Social Responsibility Report separately disclosed by the Company on the website of the SSE (www.sse.com.cn) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) simultaneously.

FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

In accordance with Article 217 of the Articles of Association, the basic principles of the Company's profit distribution are as follows:

- The Company shall take the investment return for investors into full account and allocate the required percentage of the Company's realized distributable profits to shareholders as dividends each year;

- The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company's long-term interest, general interest of all the shareholders and the sustainable development of the Company;

- The Company shall give priority to cash dividends as its profit distribution manner.

In accordance with Article 218 of the Articles of Association, the Company's profit distribution policy is as follows:

- Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company's dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed;

- Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits in recent three years;

- Conditions for distribution of share dividends: If the Company's operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company's shareholders since the Company's stock price does not match the Company's share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company's profit distribution is required to comply with relevant regulatory requirements. If the Company's core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CBIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company's ability to distribute dividends to its shareholders.

In accordance with Article 219 of the Articles of Association, the procedures of reviewing the Company's profit distribution proposal is as follows:

The Company's profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company's Independent Directors, the proposal shall be submitted to the Company's general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company's general meeting, the Company shall make active communication with shareholders, especially small- and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

Profit distribution plan and public reserves capitalization plan for the year 2022

In accordance with the profit distribution plan for the year 2022 approved by the Board on 29 March 2023, with the appropriation to its discretionary surplus reserve fund of RMB3,932 million (10% of the net profit for 2022), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to approximately RMB13,850 million (representing 43% of the net profit attributable to equity holders of the Company in the consolidated statements) to all shareholders of the Company at RMB0.49 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2022 Annual General Meeting. Dividends payable to domestic shareholders are declared, valued and paid in

RMB. Dividends payable to shareholders of the Company's overseas-listed foreign shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the overseas-listed foreign shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company's principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of overseas-listed foreign shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People's Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinions in this regard.

CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

RESERVES

Details of the reserves of the Company are set out in Note 37 in the Notes to the Consolidated Financial Statements in this annual report.

CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB35.38 million.

PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the "Individual Income Tax Law of the People's Republic of China", the "Enterprise Income Tax Law of the People's Republic of China", and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 8 July 2022 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of Hong Kong Exchanges and Clearing Limited on 29 June 2022 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company's listed securities.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in 2022. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board's performance of its duties during the Reporting Period are set out in the section headed "Report of Corporate Governance" in this annual report.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contracts with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company's holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO")) that were required to be recorded in the register of the Company pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company's securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company's own code of conduct in the year of 2022.

PERMITTED INDEMNITY PROVISION

The Company made appropriate insurance arrangement with respect to legal actions that might be faced by its Directors in connection with corporate activities, and such insurance arrangement was in force during the Reporting Period and up to the date of this report.

PENSION PLAN

Full-time employees of the Company are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Company contributes on a monthly basis to these pension plans for full-time employees. All contributions made under the government-sponsored pension plans described above are fully attributable to employees of the Company at the time of the payment and the Company is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Company established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Company is required to contribute to the plan at fixed rates of the employees' salary costs. Contributions made by the Company under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Company in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Company has no legal or constructive obligation for retirement benefit beyond the contributions made.

PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company's external guarantees, and are of the view that:

- during the Reporting Period, the Company did not provide any external guarantee;
- the Company's internal control system regarding external guarantees is in compliance with the requirements of relevant laws and regulations; and
- the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company's financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

BOARD'S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the "Standard Regulations on Corporate Internal Control", the Board conducted an assessment on internal control relating to the Company's financial reporting functions, and confirmed that its internal control was effective as at 31 December 2022.

MAJOR CUSTOMERS

In 2022, the gross written premiums received from the Company's five largest customers accounted for less than 5% of the Company's gross written premiums for the year. There is no related party of the Company among the five largest customers.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the latest practicable date (29 March 2023), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the "CG Code") as set out in Appendix 14 to the Listing Rules. Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of the Company, was unable to attend the 2021 Annual General Meeting of the Company as required by code provision F.2.2 due to the reason of pandemic prevention and control. Mr. Li Mingguang, an Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

AUDITORS

Ernst & Young Hua Ming LLP and Ernst & Young had served as the auditors of the Company for eight consecutive years from 2013, and therefore retired as the auditors of the Company at the conclusion of the 2020 Annual General Meeting. PricewaterhouseCoopers Zhong Tian LLP was appointed as the PRC auditor and the auditor for the Form 20-F of the Company and PricewaterhouseCoopers was appointed as the Hong Kong auditor of the Company at the 2020 Annual General Meeting, and they were later re-appointed as the auditors of the Company at the 2021 Annual General Meeting. PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have been serving as the Company's auditors for two consecutive years.

Remuneration paid by the Company to the auditors is subject to the approval at the shareholders' general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers in 2022 was as follows:

RMB million

Service/Nature	Fees
Audit, review and agreed-upon procedures fee	50.79
Including: Internal control audit fee	8.50
Non-audit services fee (tax services and consultation services)	0.80
Total	**51.59**

The Company is taking active actions to proceed with the selection and appointment of its auditors for the year 2023, investors are advised to pay attention to the announcements made by the Company in its listed jurisdictions for the further development in this regard.

By Order of the Board
Bai Tao
Chairman

29 March 2023

REPORT OF THE BOARD OF SUPERVISORS



From left to right:

Ms. Hu Zhijun, Ms. Wang Xiaoqing, Mr. Cao Weiqing, Mr. Niu Kailong, Mr. Lai Jun

Pursuant to the Company Law and the Articles of Association, the Company has established a Board of Supervisors. The Board of Supervisors performs the following duties in accordance with the Company Law, the Articles of Association and the "Procedural Rules for the Board of Supervisors Meetings": to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders' general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders' general meetings, to propose resolutions at shareholders' general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company's listed jurisdictions.

The Board of Supervisors consists of Non-employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Board of Supervisors. Non-employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders' general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Board of Supervisors is accountable to the shareholders and reports its work to the shareholders' general meeting according to relevant laws. It is also responsible for appraising the Company's operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Board of Supervisors are convened by the Chairman of the Board of Supervisors. According to the Articles of Association, the Company formulated the "Procedural Rules for the Board of Supervisors Meetings" and established protocols for the Board of Supervisors meetings. Board of Supervisors meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

Currently, the seventh session of the Board of Supervisors of the Company comprises Mr. Cao Weiqing, Mr. Niu Kailong, Ms. Wang Xiaoqing, Mr. Lai Jun and Ms. Hu Zhijun, with Mr. Cao Weiqing acting as the Chairman of the Board of Supervisors. Mr. Niu Kailong is a Non-employee Representative Supervisor, whereas Mr. Cao Weiqing, Ms. Wang Xiaoqing, Mr. Lai Jun and Ms. Hu Zhijun are Employee Representative Supervisors. In July 2022, Mr. Cao Qingyang resigned from his position as a Supervisor of the Company due to the adjustment of work arrangements. In November 2022, Mr. Jia Yuzeng resigned from his positions as a Supervisor and the Chairman of the Board of Supervisors due to the reason of age.

MEETINGS AND ATTENDANCE

During the Reporting Period, seven meetings were held by the Board of Supervisors of the Company. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Cao Weiqing	2/2	0/2
Niu Kailong	7/7	0/7
Wang Xiaoqing	7/7	0/7
Lai Jun	7/7	0/7
Hu Zhijun	4/4	0/4

Attendance records of the resigned Supervisors at the meetings of the Board of Supervisors are as follows:

Name of Supervisor	Number of meetings attended in person/number of meetings required to attend	Number of meetings attended by proxies/number of meetings required to attend
Jia Yuzeng	3/5	2/5
Cao Qingyang	3/3	0/3

Note: The number of meetings attended in person includes meetings attended on-site and by way of telephone or video conference.

ACTIVITIES OF THE BOARD OF SUPERVISORS

Attending meetings of the Board of Supervisors and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the "Procedural Rules for the Board of Supervisors Meetings" of the Company, and in accordance with the work arrangement of the Board of Supervisors, the Board of Supervisors convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company's financial reports, periodic reports, internal control, and risk management, etc. In 2022, the Board of Supervisors held seven meetings in total, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2022, the Board of Supervisors attended the First Extraordinary General Meeting 2022, the 2021 Annual General Meeting, the Second Extraordinary General Meeting 2022 and the Third Extraordinary General Meeting 2022 of the Company, and participated in the regular meetings of the Board. All members of the Board of Supervisors participated in the regular meetings of the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee, respectively, in accordance with the work allocation among Supervisors determined by the Board of Supervisors. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus proactively pushing forward the further enhancement of corporate governance.

Keeping abreast of the business operation of the Company on a regular basis and paying attention to any major solvency risks that might arise in the course of its business operation. Members of the Board of Supervisors kept abreast of the business operation of the Company on a regular basis by reviewing the financial reports of the Company, supervised its financial operation and paid attention to any major solvency risks that might arise in the course of its business operation. Through their participation in meetings of the Board and the specialized Board committees, all Supervisors understood the management of solvency risks of the Company and performed their supervisory function with respect to the decision-making of the Company on solvency risks.

Supervising the performance of duties by the Board and senior management in reputational risk management. Members of the Board of Supervisors listened to an annual reputational risk management report prepared by the senior management through participation in the meetings of the Board and the Risk Management and Consumer Rights Protection Committee, so as to supervise the performance of duties by the Board in reputational risk management.

Organizing the evaluations of the performance of duties by Directors and Supervisors. Firstly, an evaluation of the performance of duties by Directors was commenced in accordance with the "Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company". Secondly, an evaluation of the performance of duties by Supervisors was organized and commenced in accordance with the "Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company". After the final evaluation by the Board of Supervisors, all members of both the Board and the Board of Supervisors of the Company were evaluated as competent in their performance of duties in 2022.

Attending training courses and constantly enhancing performance of duties by the Supervisors. In 2022, Mr. Niu Kailong, Ms. Wang Xiaoqing, Mr. Lai Jun and Ms. Hu Zhijun attended the training programs on anti-money laundering for Directors, Supervisors and senior management of the Company. Mr. Niu Kailong, Ms. Wang Xiaoqing, Mr. Lai Jun and Ms. Hu Zhijun attended the training course on addressing risks in relation to the responsibilities and duty performance of Directors, Supervisors and senior management of the Company. Mr. Niu Kailong and Mr. Cao Qingyang attended the training course of the SSE for the first-time directors, supervisors and senior management of listed companies in 2022 (Session II). Ms. Hu Zhijun attended the training course of the SSE for the first-time directors, supervisors and senior management of listed companies in 2022 (Session IV)".

INDEPENDENT OPINION OF THE BOARD OF SUPERVISORS ON CERTAIN MATTERS

During the Reporting Period, the Board of Supervisors of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the "Procedural Rules for the Board of Supervisors' Meetings". The Board of Supervisors had no objection in respect of the matters under its supervision during the Reporting Period.

The Company's operations in compliance with law. During the Reporting Period, the Company's operations were in compliance with the law. The Company's operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Board of Supervisors is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

The authenticity of the financial report. The Company's annual financial report truly reflected the Company's financial position and operating results. PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have performed audits and have issued standard and unqualified auditors' reports in respect of the financial statements for the year 2022 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets by the Company were fair and reasonable. The Board of Supervisors is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company's assets.

Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Board of Supervisors is not aware of any acts harming the interests of the Company.

Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to enhance the effectiveness of such system. The Board of Supervisors of the Company reviewed the self-evaluation report on the Company's internal control system and did not raise any objection against the self-evaluation report of the Board regarding the Company's internal control system.

Information disclosure. The Company performed its obligation of information disclosure in strict compliance with the regulatory requirements, seriously implemented various information disclosure management systems, and disclosed information in a timely and fair manner. The Board of Supervisors is not aware of any false representations, misleading statements or material omissions during the Reporting Period.

By Order of the Board of Supervisors
Cao Weiqing
Chairman of the Board of Supervisors

29 March 2023

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees' shares.

INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 97,277 No. of H Share shareholders: 24,973	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of the annual report	No. of A Share shareholders: 97,525 No. of H Share shareholders: 24,846

Particulars of top ten shareholders of the Company

Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/ decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,325,693,391	–2,238,112	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	–	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.15%	41,660,017	–15,446,754	–	–
Guosen Securities Co., Ltd.- Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.07%	20,866,529	–1,468,154	–	–
China Universal Asset Management Co., Ltd. – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	13,860,703	–316,801	–	–
China International Television Corporation	State-owned legal person	0.04%	10,000,000	–	–	–
Industrial Bank Co., Ltd. – ICBC Credit Suisse Financial and Real Estate Industry Hybrid Securities Investment Fund	Other	0.03%	8,999,911	+8,999,911	–	–

Notes:

1. HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.
2. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the "Measures for the Administration of the Takeover of Listed Companies" among the top ten shareholders of the Company.

Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company
Legal representative	Bai Tao
Date of incorporation	22 August 1996 (CLIC's predecessor was PICC (Life) Co., Ltd. incorporated in August 1996. It was renamed as China Life Insurance Company, a company approved for formation by the State Council in January 1999. With the approval of the former China Insurance Regulatory Commission in 2003, China Life Insurance Company was restructured as CLIC.)
Major businesses	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds application business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by the insurance regulatory agency.
Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2022, CLIC held 1,785,098,644 H shares of Town Health International Medical Group Limited (which is one of the companies listed in China or abroad in which CLIC has over 5% of the total share capital), representing 26.11% of its total shares.

The effective controller of the Company is the Ministry of Finance. The equity and controlling relationship between the Company and its effective controller is set out as below:


Ministry of Finance of the PRC
National Council for Social Security Fund
90%
10%
China Life Insurance (Group) Company
68.37%
China Life Insurance Company Limited

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2022, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held	Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000 (L)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled corporation	H Shares	433,007,395 (L) 8,555,620 (S)	5.82% 0.11%	1.53% 0.03%

The letter "L" denotes a long position. The letter "S" denotes a short position.

(Note): BlackRock, Inc. was interested in a total of 433,007,395 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 2,467,000 H shares, 7,061,070 H shares, 88,376,588 H shares, 179,916,000 H shares, 10,361,687 H shares, 931,000 H shares, 3,989,000 H shares, 16,995,986 H shares, 16,935,199 H shares, 124,000 H shares, 61,149,674 H shares, 439,000 H shares, 9,591,628 H shares, 492,000 H shares, 17,753,797 H shares, 12,616,526 H shares, 1,713,000 H shares, 18,000 H shares and 2,076,240 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 433,007,395 H shares, 123,070 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 8,555,620 H shares (0.11%). Of these 8,555,620 H shares, 5,261,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 31 December 2022, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Bai Tao	Chairman of the Board Executive Director	Male	March 1963	Since 31 May 2022	–	–	–	Yes
Zhao Peng	Executive Director President	Male	April 1972	Appointed as an Executive Director since 28 October 2022, President since October 2022	–	–	–	Yes
Li Mingguang	Executive Director Vice President Chief Actuary	Male	July 1969	Appointed as an Executive Director since 16 August 2019, Vice President since November 2014, Chief Actuary since March 2012	125.30	43.25	168.55	No
Wang Junhui	Non-executive Director	Male	July 1971	Since 16 August 2019	–	–	–	Yes
Lam Chi Kuen	Independent Director	Male	April 1953	Since 29 June 2021	42.00	0	42.00	No
Zhai Haitao	Independent Director	Male	January 1969	Since 14 October 2021	42.00	0	42.00	Yes
Huang Yiping	Independent Director	Male	March 1964	Since 13 July 2022	17.50	0	17.50	No
Chen Jie	Independent Director	Female	April 1970	Since 13 July 2022	17.50	0	17.50	No
Cao Weiqing	Chairman of the Board of Supervisors	Male	September 1965	Since 4 November 2022	10.44	3.76	14.20	No
Niu Kailong	Non-employee Representative Supervisor	Male	September 1974	Since 14 October 2021	–	–	–	Yes
Wang Xiaoqing	Employee Representative Supervisor	Female	October 1965	Since 27 December 2019	71.94	32.67	104.61	No
Lai Jun	Employee Representative Supervisor	Male	May 1964	Since 14 October 2021	80.64	32.75	113.39	No
Hu Zhijun	Employee Representative Supervisor	Female	July 1971	Since 13 July 2022	35.62	13.03	48.65	No
Ruan Qi	Vice President Chief Risk Officer	Male	July 1966	Appointed as a Vice President since April 2018, Chief Risk Officer since December 2022	125.30	40.38	165.68	No

Name	Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company
Zhan Zhong	Vice President	Male	April 1968	Since July 2019	125.30	42.60	167.90	No
Yang Hong	Vice President	Female	February 1967	Since July 2019	125.30	40.42	165.72	No
Zhao Guodong	Assistant to the President Board Secretary	Male	November 1967	Appointed as an Assistant to the President since October 2019, Board Secretary since February 2023	81.82	46.42	128.24	No
Bai Kai	Assistant to the President	Male	June 1974	Since April 2022	45.62	24.06	69.68	No
Xu Chongmiao	Compliance Officer	Male	October 1969	Since July 2018	75.73	31.06	106.79	No
Liu Fengji	Person in Charge of Audit	Male	October 1969	Since December 2021	54.74	21.27	76.01	No
Hu Jin	Person in Charge of Finance	Female	November 1971	Since February 2023	–	–	–	No
Total	/	/	/	/	**1,076.75**	**371.67**	**1,448.42**	/

Notes:

1. None of the current Directors, Supervisors and senior management of the Company held any shares of the Company during the Reporting Period.

2. According to the "Procedural Rules for the Board Meetings of China Life Insurance Company Limited", Directors of the Company serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years. According to the Articles of Association, Supervisors of the Company serve for a term of three years and may be re-elected.

3. The positions of the Directors, Supervisors and senior management in this report reflect their positions as at the date of this report. The emoluments are calculated based on their terms of office during the Reporting Period.

4. According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the current Directors, Supervisors and senior management of the Company are subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

5. As elected by the First Extraordinary General Meeting 2022 of the Company and the eleventh meeting of the seventh session of the Board of Directors convened on the same day and upon approval by the CBIRC, Mr. Bai Tao served as the Chairman of the Board and an Executive Director of the Company from 31 May 2022.

   As elected by the First Extraordinary General Meeting 2022 of the Company and upon approval by the CBIRC, Mr. Huang Yiping and Ms. Chen Jie served as Independent Directors of the seventh session of the Board of Directors of the Company from 13 July 2022.

   As elected by the Second Extraordinary General Meeting 2022 of the Company and upon approval by the CBIRC, Mr. Zhao Peng served as an Executive Director of the seventh session of the Board of Directors of the Company from 28 October 2022.

6. As elected by the ninth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, Mr. Cao Weiqing served as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company from 28 October 2022. As elected by the tenth meeting of the seventh session of the Board of Supervisors of the Company, Mr. Cao Weiqing served as the Chairman of the seventh session of the Board of Supervisors of the Company from 4 November 2022.

   As elected by the eighth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, Ms. Hu Zhijun served as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company from 13 July 2022.

7. As considered and approved by the fifteenth meeting of the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Zhao Peng served as the President of the Company from 18 October 2022.

   As considered and approved by the ninth meeting of the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Bai Kai served as an Assistant to the President of the Company from 29 April 2022.

   As considered and approved by the eighteenth meeting of the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Zhao Guodong served as the Board Secretary of the Company from 24 February 2023.

   As considered and approved by the eighteenth meeting of the seventh session of the Board of Directors of the Company, Ms. Hu Jin served as the Person in Charge of Finance of the Company from 24 February 2023.

RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Date of Birth	Term	Salary/ Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emolument from connected parties of the Company	Reason for changes
Wang Bin	Chairman of the Board Executive Director	Male	November 1958	3 December 2018 – 23 February 2022	–	–	–	Yes	Resigned due to the failure to perform his role and duties as a Director
Yuan Changqing	Non-executive Director	Male	September 1961	11 February 2018 – 1 June 2022	–	–	–	Yes	Resigned due to the reason of age
Su Hengxuan	Executive Director President	Male	February 1963	20 December 2018 – 1 August 2022 April 2019 – August 2022	–	–	–	Yes	Resigned due to the adjustment of work arrangements
Huang Xiumei	Executive Director Vice President Person in Charge of Finance	Female	June 1967	1 July 2021 – 1 November 2022 May 2020 – October 2022	93.98	30.28	124.26	No	Resigned due to the adjustment of work arrangements
Tang Xin	Independent Director	Male	September 1971	7 March 2016 – 13 July 2022	24.50	0	24.50	No	Resigned due to serving as an Independent Director for six consecutive years
Leung Oi-Sie Elsie	Independent Director	Female	April 1939	20 July 2016 – 18 July 2022	24.50	0	24.50	No	Resigned due to serving as an Independent Director for six consecutive years
Jia Yuzeng	Chairman of the Board of Supervisors	Male	June 1962	11 July 2018 – 4 November 2022	114.86	34.81	149.67	No	Resigned due to the reason of age
Cao Qingyang	Employee Representative Supervisor	Male	May 1963	12 July 2019 – 18 July 2022	44.29	18.22	62.51	No	Resigned due to the adjustment of work arrangements
Liu Yuejin	Assistant to the President	Male	April 1967	June 2021 – September 2022	57.42	31.18	88.60	No	Resigned due to the adjustment of work arrangements
Zhang Di	Assistant to the President Chief Investment Officer	Female	January 1968	December 2021 – January 2023 January 2022 – January 2023	107.40	42.69	150.09	No	Resigned due to the adjustment of work arrangements
Total	/	/	/	/	**466.95**	**157.18**	**624.13**	/	/

Notes:

1. None of the resigned or retired Directors, Supervisors and senior management of the Company held any shares of the Company during the Reporting Period.
2. This table sets out the information of Directors, Supervisors and senior management who resigned or retired during the period from the beginning of the Reporting Period to the date of this report.
3. The emoluments are calculated based on the terms of office of the resigned and retired Directors, Supervisors and senior management during the Reporting Period.
4. According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the resigned and retired Directors, Supervisors and senior management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

DIRECTORS



Mr. Bai Tao, born in 1963, Chinese

Mr. Bai became the Chairman of the Board of Directors of the Company in May 2022. He has been the Secretary of the Party Committee of China Life Insurance (Group) Company since January 2022 and the Chairman of China Life Insurance (Group) Company since March 2022. From 2016 to 2022, he served as a member of the Party Committee and the Deputy General Manager of China Investment Corporation; the Deputy Secretary of the Party Committee, the Vice Chairman, the President and an Executive Director of The People's Insurance Company (Group) of China Limited; and the Chairman and the Secretary of the Leading Party Members' Group of State Development & Investment Corp., Ltd.. Mr. Bai graduated from Renmin University of China with a doctoral degree in economics, and is a senior economist.



Mr. Zhao Peng, born in 1972, Chinese

Mr. Zhao became an Executive Director and the President of the Company in October 2022. He has been the Vice President of China Life Insurance (Group) Company since September 2022. From 2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company, the Chief Financial Officer of China Life Insurance (Group) Company and an Executive Director of the Company. From 2019 to 2021, he also served as a Director of each of Sino-Ocean Group Holding Limited and China Life Franklin Asset Management Company Limited. From 2009 to 2017, he successively served as the General Manager of the Finance and Accounting Department and the General Manager of the Finance Department of China Life Insurance (Group) Company, the Deputy General Manager (at the general manager level of the provincial branches), the Person in Charge and the General Manager of Zhejiang Branch of the Company. Mr. Zhao graduated from Hunan College of Finance and Economics, Central University of Finance and Economics and Tsinghua University, with master's degrees in economics and business administration.



Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012. He served as the Board Secretary of the Company from June 2017 to February 2023. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor's degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master's degree in 1996 and Tsinghua University with an EMBA in 2010. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chief Actuary of China Life Pension Company Limited, the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently the Vice Chairman of the China Association of Actuaries. Mr. Li receives a special government allowance from the State Council.



Mr. Wang Junhui, born in 1971, Chinese

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been the Chairman of China Life AMP Asset Management Company Limited since December 2016 and a Director of China United Network Communications Group Co., Ltd. since March 2021. From 2004 to 2016, he successively served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he successively served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor's degree in software in 1995 and from Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.



Mr. Lam Chi Kuen, born in 1953, Chinese

Mr. Lam became an Independent Director of the Company in June 2021. He is currently an Independent Non-executive Director of each of China Cinda Asset Management Co., Ltd. and Luks Group (Vietnam Holdings) Company Limited. He served as an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, was a partner and senior consultant of Ernst & Young from 1992 to 2013 and has extensive experience in accounting, auditing and financial management. Mr. Lam received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (the current Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a senior member of the Association of Chartered Certified Accountants.



Mr. Zhai Haitao, born in 1969, Chinese

Mr. Zhai became an Independent Director of the Company in October 2021. He is the President and Founding Partner of Primavera Capital Group, and an Independent Non-executive Director of each of China Everbright Environment Group Limited and China Everbright Water Limited. From 2000 to 2009, Mr. Zhai worked at and held various positions in Goldman Sachs Group, including the Managing Director, the Chief Representative of its Beijing Office, the Director of the Strategic Cooperation Office between Goldman Sachs Group and Industrial and Commercial Bank of China, and the Credit Rating Consultant of the Ministry of Finance of the PRC and China Development Bank. From 1995 to 1998, he was the Deputy Representative of the People's Bank of China Representative Office for the Americas based in New York. From 1990 to 1995, Mr. Zhai worked at the International Department of the People's Bank of China. Mr. Zhai holds a master's degree in international affairs from Columbia University, a master's degree in business administration from New York University and a bachelor's degree in economics from Peking University.



Mr. Huang Yiping, born in 1964, Chinese

Mr. Huang became an Independent Director of the Company in July 2022. He is the Associate Dean of the National School of Development, the Jinguang Chair Professor of Finance and Economics, and the Director of the Institute of Digital Finance of Peking University. Currently, Mr. Huang also serves as the Deputy Secretary-general of the China Society for Finance and Banking as well as the Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China. He is concurrently a member of China Finance 40 Forum (currently the Chairman of its Academic Committee), a member of Chinese Economists 50 Forum, as well as the Editor in Chief of China Economic Journal, and the Deputy Editor in Chief of Asian Economic Policy Review. Mr. Huang has been an Independent Director of Ant Group Co., Ltd. since August 2020. He served as a member of the Monetary Policy Committee of The People's Bank of China from June 2015 to June 2018, the Managing Director of the Emerging Market Headquarters/the Chief Economist of Asian Emerging Markets of Barclays Capital Asia from August 2011 to June 2013, the Managing Director/the Chief Economist of the Asia-Pacific region of Citigroup Inc. from May 2000 to February 2009, and a senior lecturer and the Director of China's economic projects of The Australian National University from August 1993 to April 2000. Mr. Huang obtained a master's degree in economics from Renmin University of China and a doctoral degree in economics from The Australian National University.



Ms. Chen Jie, born in 1970, Chinese

Ms. Chen became an Independent Director of the Company in July 2022. She is the Director and a researcher of the Commercial Law Research Unit of the Institute of Law, a professor and doctoral tutor of Chinese Academy of Social Sciences. She is a member of the Chinese Legal System Committee of China Democratic League, as well as the Vice Chairman of China Business Law Society, an Executive Director of each of the Institute of Commercial Law and the Institute of Securities Law of China Law Society, and a Director of the Institute of Insurance Law of China Law Society. Ms. Chen is also a member of the Appeal Review Committee of Shenzhen Stock Exchange, a member of the Expert Advisory Committee of Beijing Financial Court, and an arbitrator of each of Beijing Arbitration Commission/Beijing International Arbitration Center, Shenzhen Court of International Arbitration, China International Economic and Trade Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission. Ms. Chen has been an Independent Director of Deppon Logistics Co., Ltd. since October 2022. She served as an Independent Director of Central China Land Media Co., Ltd. from December 2010 to April 2017, an Independent Director of BOMESC Offshore Engineering Company Limited from January 2016 to January 2019, and an Independent Director of Sino Geophysical Co., Ltd. from November 2015 to November 2021. Ms. Chen obtained a bachelor's degree in law from East China College of Political Science and Law, a master's and doctoral degrees in law from Peking University, and a post-doctoral qualification from the Institute of Law of Chinese Academy of Social Sciences.



Mr. Cao Weiqing, born in 1965, Chinese

Mr. Cao became the Chairman of the Board of Supervisors of the Company in November 2022. He successively served as the Secretary of the Discipline Inspection Committee, the Chairman of the Board of Supervisors and a Vice President of China Life Asset Management Company Limited from 2016 to 2022. He served as the Deputy General Manager (at the general manager level of the provincial branches) of Hebei Branch of the Company from 2014 to 2016, and concurrently acted as the Secretary of the Discipline Inspection Committee and the Chairman of the Trade Union of such branch. From 2002 to 2014, he successively served as the Deputy General Manager of the Personnel Department of China Life Insurance Company, as well as the Deputy General Manager and General Manager of the Strategic Planning Department and the General Manager of the Equity Management Department of China Life Insurance (Group) Company. Mr. Cao graduated from Nankai University with a master's degree in economics, and he is a senior economist.



Mr. Niu Kailong, born in 1974, Chinese

Mr. Niu became a Supervisor of the Company in October 2021. He has been the General Manager of the Strategic Planning Department (General Office for Deepening Reforms)/ Office of the Board of Directors of China Life Insurance (Group) Company and the President of China Life Institute of Finance since December 2022. Mr. Niu successively served as the Deputy General Manager of the Strategic Planning Department of The People's Insurance Company (Group) of China Limited, as well as a Supervisor, the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department, and the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department/Office of the Board of Directors of PICC Reinsurance Company Limited from April 2017 to June 2020. He successively served as the Person in Charge of the Strategy and Investment Management Department of China Life Healthcare Investment Company Limited, the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department of China Life Insurance (Group) Company, and the General Manager of the Strategic Planning Department/Office of the Board of Directors (in preparation) of China Life Insurance (Group) Company and the President of China Life Institute of Finance from June 2020 to December 2022. Mr. Niu graduated from Nankai University with a doctoral degree in finance. He is an associate researcher (social science) and senior economist.



Ms. Wang Xiaoqing, born in 1965, Chinese

Ms. Wang became a Supervisor of the Company in December 2019. She has successively been the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. From May 2016 to April 2018, she served as the Secretary of the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Management Department, and the Deputy General Manager of the Audit Department of the Company. From 2003 to 2010, she successively served as the Deputy Division Chief of the Training Division, the Deputy Division Chief of the Business Inspection Division, the Division Chief of the Agent Management Division, the Senior Manager of the Comprehensive Development Division of the Individual Insurance Sales Department of the Company, and the Deputy General Manager of No. 5 Sales Office in Beijing Branch of the Company. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor's degree in engineering.



Mr. Lai Jun, born in 1964, Chinese

Mr. Lai became a Supervisor of the Company in October 2021. He is the General Manager of the Human Resources Department of the Company. Mr. Lai joined the Company in 1984, and successively served as the Deputy General Manager and the Secretary of the Discipline Inspection Committee of Xinjiang Branch of the Company, the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company from 2002 to 2021. Mr. Lai graduated from Party School of the Central Committee of CPC, majoring in economics and management, and is a senior economist.



Ms. Hu Zhijun, born in 1971, Chinese

Ms. Hu became a Supervisor of the Company in July 2022. She is the General Manager of the Audit Department of the Company. Ms. Hu served as the General Manager of the Asset Management Department of the Company from December 2014 to September 2022. She joined the Company in 2006 and successively served as an Assistant to the General Manager and the Deputy General Manager of the Company's Tianjin Branch, and the Deputy General Manager and the Secretary of the Discipline Inspection Committee of Beijing Branch of the Company from 2009 to 2014. Prior to joining the Company, she worked at China Packing Import & Export Tianjin Company and other companies. Ms. Hu graduated from Tianjin Institute of Finance and Economics in 1993, majoring in accounting with a bachelor's degree in economics, and from Nankai University in 2006, majoring in corporate management with a master's degree in management. Ms. Hu is admitted as a certified public accountant in the PRC. She is a senior accountant and the national leading accounting talent recognized by the Ministry of Finance of the PRC in the first session of its assessment and selection, and was listed in the "Financial Talent Pool" of the Ministry of Finance of the PRC.

SENIOR MANAGEMENT

Mr. Zhao Peng, please see the section "Directors" for his personal profile.

Mr. Li Mingguang, please see the section "Directors" for his personal profile.



Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Vice President of the Company in April 2018. He has been the Chief Risk Officer of the Company since December 2022. He successively served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department and the Chief Information Technology Officer of the Company from 2016 to 2018. Mr. Ruan served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He successively served as the Deputy Division Chief of the Computer Division of Fujian Branch, and the Deputy Manager (responsible for daily operations) and the Manager of the Information Technology Department of the Company from 2000 to 2004. Mr. Ruan, a senior engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor's degree in engineering, and from Xiamen University with a master's degree in business administration for senior management (EMBA) in December 2007.



Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became the Vice President of the Company in July 2019. He has been a Non-executive Director of Sino-Ocean Group Holding Limited since September 2021 and the Chairman of the Board of Directors of China Life Insurance Sales Company Limited since November 2022. He was an Employee Representative Supervisor of the Company from July 2015 to August 2017. Mr. Zhan successively served as the General Manager (at the general manager level of the provisional branches) of the Individual Insurance Sales Department and the Marketing Director of the Company from 2014 to 2019. He served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company's Qinghai Branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Sales Department of the Company. From 2005 to 2009, he successively served as the General Manager of the Individual Insurance Sales Department of the Company's Guangdong Branch and an Assistant to the General Manager of the Company's Guangdong Branch. From 1996 to 2005, he successively served as the Director of the Marketing Department of Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor's degree in engineering.



Ms. Yang Hong, born in 1967, Chinese

Ms. Yang became the Vice President of the Company in July 2019. She successively served as the General Manager of the Operation Service Center and the Operation Director of the Company from 2018 to 2019. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018. From 2002 to 2011, she successively served as an Assistant to the General Manager and the Deputy General Manager of the Business Management Department, and the General Manager of the Customer Service Department of the Company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor's degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master's degree in business administration for senior management.



Mr. Zhao Guodong, born in 1967, Chinese

Mr. Zhao became the Board Secretary of the Company in February 2023. He has been an Assistant to the President of the Company since October 2019. He successively served as the Deputy General Manager (responsible for daily operations), the General Manager of Chongqing Branch, the General Manager of Hunan Branch and the General Manager of Jiangsu Branch of the Company from 2016 to 2022, the Deputy General Manager of each of Fujian Branch and Hunan Branch of the Company from 2007 to 2016, and the Deputy General Manager of Changde Branch and the General Manager of Yiyang Branch in Hunan province of the Company from 2001 to 2007. Mr. Zhao graduated from Hunan Computer School in 1988, majoring in computer software, and from China Central Radio and Television University in 2006, majoring in business administration, and is a principal senior economist.



Mr. Bai Kai, born in 1974, Chinese

Mr. Bai became an Assistant to the President of the Company in April 2022. He successively served as the Deputy General Manager, the Deputy General Manager (responsible for daily operations) and the General Manager of Hubei Branch of the Company from 2017 to 2022, and the General Manager of Huanggang Branch in Huibei province and the Deputy General Manager of Qingdao Branch of the Company from 2011 to 2017. Mr. Bai graduated from Party School of Hubei Provincial Committee of CPC, majoring in economics and management, and was a postgraduate.



Mr. Xu Chongmiao, born in 1969, Chinese

Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014. From 2006 to 2014, he successively served as the Deputy General Manager of the Legal Affairs Department, the Deputy General Manager of the Legal and Compliance Department and the Legal Officer at the general manager level of the Company. From 2000 to 2006, he successively served as the Deputy Division Chief of the Regulations Division of the Development and Research Department and a senior regulations researcher of the Legal Affairs Department of the Company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor's degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master's and doctoral degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.



Mr. Liu Fengji, born in 1969, Chinese

Mr. Liu became the Person in Charge of Audit of the Company in December 2021. He joined the Company in 1992, and successively served as an Assistant to the General Manager of the Company's Tianjin Branch, the Deputy General Manager of Ningxia Hui Autonomous Region Branch, the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch, the General Manager of Tianjin Branch, and the General Manager of the Audit Department and a temporary Person in Charge of Audit of the Company from 2011 to 2022. Mr. Liu graduated from Tianjin Institute of Finance and Economics in 1992, majoring in finance (insurance direction) with a bachelor's degree in economics, and from Nankai University in 2013, majoring in business administration for senior management with a master's degree in business administration.



Ms. Hu Jin, born in 1971, Chinese

Ms. Hu became the Person in Charge of Finance of the Company in February 2023. She served as the temporary Person in Charge of Finance of the Company from October 2022 to February 2023, and has been the General Manager of the Finance Department of the Company since June 2020. From 2013 to 2020, she successively served as the Deputy General Manager of the Finance Department, the Deputy General Manager of the Accounting Department and the General Manager of the Shared Service Center (Financial Sector) of the Company. Ms. Hu graduated from Renmin University of China in 1993, majoring in accounting with a bachelor's degree in economics, and obtained a master's degree in economics in 2006. She is admitted as a certified public accountant in the PRC, and is a principal senior accountant. She was listed in the "Financial Talent Pool" of the Ministry of Finance of the PRC in 2020, and was a member of the Financial Accounting Expert Working Group of the Ministry of Finance of the PRC in 2019.

COMPANY SECRETARY



Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 15 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited, TradeGo Fintech Limited and Veson Holdings Limited, all of which are listed on the main board of the HKSE.

POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Bai Tao	China Life Insurance (Group) Company	Chairman	Since March 2022
Zhao Peng	China Life Insurance (Group) Company	Vice President	Since September 2022
Wang Junhui	China Life Insurance (Group) Company	Chief Investment Officer	Since August 2016
Niu Kailong	China Life Insurance (Group) Company	General Manager of the Strategic Planning Department (General Office for Deepening Reforms)/ Office of the Board of Directors (the former Strategic Planning Department/Office of the Board of Directors (in preparation)) and President of China Life Institute of Finance	Since March 2021

REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedures for the remuneration of Directors, Supervisors and senior management: the remuneration of Directors and Supervisors are approved by shareholders at general meetings, whereas the remuneration of senior management is approved by the Board of Directors.

Basis for determination of the remuneration of Directors, Supervisors and senior management: the remuneration of Directors, Supervisors and senior management are determined based on the operating results of the Company and the performance appraisal conducted by the Board of Directors, and in accordance with the measures for the administration of remunerations of the Company.

Actual payment of remuneration to Directors, Supervisors and senior management: during the Reporting Period, the remuneration actually received by all Directors, Supervisors and senior management (including the resigned Directors, Supervisors and senior management) from the Company totaled RMB20.7255 million. In accordance with the relevant requirements of the measures for the administration of remuneration of the Company, the standard for performance-based bonus (as part of the compensation) payable to Directors, Supervisors and senior management of the Company in 2022 has not yet been determined.

EMPLOYEES AND BRANCHES

Employees

Unit: Persons

Number of employees of the Company	100,378
Number of employees of the Company's major subsidiaries	1,860
Employees in total	102,238
Resigned and retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	44

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

Structure of Expertise

Unit: Persons

Class of Expertise	Number of Employees
Management and administration	19,547
Sales and sales management	45,685
Finance and auditing	4,675
Insurance verification, claim processing and customer services	23,168
Other expertise and technicians	5,323
Others	3,840
Total	**102,238**

Education Level

Unit: Persons

Education Level	Number of Employees
Master and above	6,267
Bachelor	68,963
College Diploma	23,061
Secondary School	1,307
Others	2,640
Total	**102,238**

Employee Diversity

The Company attached great importance to the enhancement of its development and competitiveness arising from the diversity of its employees. As at 31 December 2022, there were three female members in the senior management of the Company, accounting for 27.3% of the senior management; the percentage of female employees of the Company and its major subsidiaries was 56%.

Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee's positions, the Company's performance and market conditions.

Training Plans

In 2022, the Company strengthened the overall construction of a training system for cadres before and during their employment, offered in-depth cultivation programs to young cadres and new employees, and further increased its efforts to nourish professional talents from various sectors by sticking to the key philosophy of "two stabilization, two controls and five improvements" and pursuing the approach of "highlighting key points, making up for weaknesses, solidifying foundation, and making quality and efficiency enhancement", in relation to work for business operations. The Company also made constant efforts to build a team of part-time lecturers consisting of employees, actively introduced new concepts and methods, and optimized training models with diversified training measures, so as to enhance its business operation and management. With the continuous enhancement of the capability, quality and business services of cadre employees by way of training, it ensured a solid foundation for the high-quality development of the Company.

Branches

As at 31 December 2022, the Company had approximately 19,000 branches[5].

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[5] Including branches at the provincial or prefecture level, sub-branches, sales offices and sales & services offices.

REPORT OF CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing an effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.



Shareholders' General Meeting
Board of Directors
Board of Supervisors
Audit Committee
Nomination and Remuneration Committee
Risk Management and Consumer Rights Protection Committee
Strategy and Assets and Liabilities Management Committee
Connected Transactions Control Committee
Board Secretary
Company Secretary
Board of Directors' Office/ Investor Relations Department

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company constantly promotes the development of its corporate governance, strictly performs its obligation of information disclosure, enhances its transparency and actively serves the interest of public investors so as to enhance its image and position in the capital market.

The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law, as well as the requirements of its Articles of Association and procedural rules. Shareholders' general meetings, Board meetings and Board of Supervisors meetings of the Company have been functioning independently and coordinately.

In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company's affairs and have had a comprehensive understanding of the Company's businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operations, development strategies and marketing tactics to the Board, which provides a basis for the Board's decision-making.

The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established five specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee, and the Connected Transactions Control Committee. These specialized Board committees conduct studies on specific matters, hold meetings both on a regular and an ad-hoc basis, communicate with the management, provide advice and recommendations for the Board's consideration, and deal with matters entrusted or authorized by the Board, for the purposes of improving the Board's efficiency and intensifying the Board's functions.

The Board of Supervisors of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the "Procedural Rules for the Board of Supervisors Meetings". Members of the Board of Supervisors attended the shareholders' general meetings and the Board of Supervisors meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

The Company has consistently made improvements to its systems relating to corporate governance. Pursuant to the relevant regulatory requirements and after taking into account its actual operation, the Company has revised the "Measures for the Appraisal of Performance of Directors, Supervisors and Senior Management", the "Procedural Rules for Meetings of the Strategy and Assets and Liabilities Management Committee of the Board of Directors", the "Rules for the Administration of Information Disclosure", the "Rules for the Administration of Investor Relations" and the "Code of Business Conduct and Professional Ethics of Directors, Supervisors and Senior Management" to further strengthen the management of Directors, Supervisors and senior management and to improve the management systems for information disclosure and investor relations as well as the "Procedural Rules for Meetings of the Strategy and Assets and Liabilities Management Committee of the Board of Directors".

The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enriched its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

The Company has intensified its management of subsidiaries on an ongoing basis. The Board considered and approved the "Proposal in relation to the Nominiation of the Candidates for the Chairman of China Life Insurance Sales Company Limited" and the "Proposal in relation to the Nomination of the Candidates for Directors of China Life Insurance Sales Company Limited".

During the Reporting Period, the Company was awarded the "Listed Company with the Best Investment Value and High-quality Development" in the assessment and selection of the 12th China Securities "Golden Bauhinia" Awards. It was also awarded, among others, Grade A in the assessment by the SSE of information disclosure of listed companies for the year 2021-2022, as well as the "Best Communication with the Capital Market Award", the "Most Popular IR Top 10 in Roadshow" and the "Best Digital Investor Relations Award" in the 6th Excellent IR in China. Mr. Li Mingguang, the Board Secretary of the Company, won the "Best Board Secretary of Listed Companies" award in the 12th China Securities "Golden Bauhinia" Awards.

Shareholders' General Meeting

The shareholders' general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non-employee Representative Supervisors, review and approval of the reports of the Board of Directors and the Board of Supervisors, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders' general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

Shareholders' general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
First Extraordinary General Meeting 2022	27 April 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	27 April 2022
2021 Annual General Meeting	29 June 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	29 June 2022
Second Extraordinary General Meeting 2022	21 September 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	21 September 2022
Third Extraordinary General Meeting 2022	15 December 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	15 December 2022

Four proposals, namely the "Proposal in relation to the Election of Mr. Bai Tao as an Executive Director of the Seventh Session of the Board of Directors of the Company", the "Proposal in relation to the Election of Mr. Huang Yiping as an Independent Director of the Seventh Session of the Board of Directors of the Company", the "Proposal in relation to the Election of Ms. Chen Jie as an Independent Director of the Seventh Session of the Board of Directors of the Company" and the "Proposal in relation to the 'Outline of the 14th Five-Year Development Plan of the Company'", were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2022 held in Beijing on 27 April 2022.

Six proposals, namely the "Proposal in relation to the Report of the Board of Directors of the Company for the Year 2021", the "Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2021", the "Proposal in relation to the Financial Report of the Company for the Year 2021", the "Proposal in relation to the Profit Distribution Plan of the Company for the Year 2021", the "Proposal in relation to the Remuneration of Directors and Supervisors of the Company" and the "Proposal in relation to the Appointment of Auditors of the Company for the Year 2022", were considered and approved by a combination of on-site and online voting, and the "Duty Report of the Independent Directors of the Company for the Year 2021" and the "Report on the Overall Status of Connected Transactions of the Company for the Year 2021" were debriefed and reviewed at the 2021 Annual General Meeting held in Beijing on 29 June 2022.

Two proposals, namely the "Proposal in relation to the Election of Mr. Zhao Peng as an Executive Director of the Seventh Session of the Board of Directors of the Company" and the "Proposal in relation to the Investment by the Company in Xincheng Phase II Fund Project", were considered and approved by a combination of on-site and online voting at the Second Extraordinary General Meeting 2022 held in Beijing on 21 September 2022.

Three proposals, namely the "Proposal in relation to the Election of Mr. Zhao Feng as a Non-Executive Director of the Seventh Session of the Board of Directors of the Company", the "Proposal in relation to the Election of Mr. Yu Shengquan as a Non-Executive Director of the Seventh Session of the Board of Directors of the Company" and the "Proposal in relation to the Election of Ms. Zhuo Meijuan as a Non-executive Director of the Seventh Session of the Board of Directors of the Company", were considered and approved by a combination of on-site and online voting at the Third Extraordinary General Meeting 2022 held in Beijing on 15 December 2022.

Attendance records of the current Directors at the shareholders' general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders' general meetings required to attend for the year	Number of meetings attended in person
Bai Tao	Executive Director	3	0
Zhao Peng	Executive Director	1	1
Li Mingguang	Executive Director	4	4
Wang Junhui	Non-executive Director	4	0
Lam Chi Kuen	Independent Director	4	4
Zhai Haitao	Independent Director	4	4
Huang Yiping	Independent Director	2	2
Chen Jie	Independent Director	2	2

Attendance records of the resigned Directors at the shareholders' general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders' general meetings required to attend for the year	Number of meetings attended in person
Wang Bin	Executive Director	0	0
Yuan Changqing	Non-executive Director	1	0
Su Hengxuan	Executive Director	2	1
Huang Xiumei	Executive Director	3	1
Tang Xin	Independent Director	2	2
Leung Oi-Sie Elsie	Independent Director	2	2

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders' general meetings, implementing resolutions passed at such meetings, improving the Company's corporate governance policies, approving the Company's development strategies and operation plans, formulating and supervising the Company's financial policies, annual budgets and financial reports, providing an objective evaluation on the Company's operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, assessing the internal control systems of the Company and reviewing the compliance by the Company with the Corporate Governance Code. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board of the Company comprises eight members, including three Executive Directors, one Non-executive Director and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the regulatory rules of the industry and its listed jurisdictions. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has applied director's liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board of Directors, the Board of Supervisors or the senior management.

In 2022, Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence. The Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders' general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

The Company has developed a well-established procedure for nomination and election of Directors, under which the Board shall, when nominating Directors, consider their professional ability and conduct, and also take into account the requirement for diversity of the Board members. Complementarity among the Board members in aspects including but not limited to gender, age, culture, educational background, professional experience, skills and expertise will be considered in the selection of candidates for Directors. The Company will also take into account factors based on its own business model and specific needs from time to time. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board. The Board and the Nomination and Remuneration Committee will from time to time discuss the measurable objective for achieving diversity of the Board. In relation to gender diversity, the Company sets its phased objective for 2023 as having two female Directors to serve on the Board. The above objective of gender diversity is expected to be achieved in the near future. The Company will also continue to take active actions in identifing female Directors and senior management members. The Company believes that the balance of gender in the Board would bring more inspiration to the Board and enhance the business development of the Company. Currently, the Board of the Company comprises eight members with extensive experience in various fields, such as finance and insurance, macro economy, financial accounting, law and management. The diversified composition of the Board is as follows:

Directors by type:

Executive Director	Non-executive Director	Independent Director
3 persons	1 person	4 persons

Directors by location:

Mainland China	Hong Kong, China
6 persons	2 persons

Directors by gender:

Male	Female
7 persons	1 person

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least 3 days prior to such meetings. In 2022, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company's ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Board of Supervisors, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

Board meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Resolutions adopted at the meeting
Sixth meeting of the seventh session of the Board	13 January 2022	One proposal, namely the "Proposal in relation to the Election of Mr. Yuan Changqing, a Non-Executive Director of the Company, to Assume the Role of the Chairman of the Board of Directors", was considered and approved.
Seventh meeting of the seventh session of the Board	20 January 2022	Five proposals, including the "Proposal in relation to the 'Outline of the 14th Five-Year Development Plan of the Company'", were considered and approved.
Eighth meeting of the seventh session of the Board	22 February 2022	Three proposals, including the "Proposal in relation to the 'Product Tracing Report of the Company for 2021'", were considered and approved.
Ninth meeting of the seventh session of the Board	8 March 2022	Five proposals, including the "Proposal in relation to the Nomination of Mr. Bai Tao as a Candidate for Non-executive Directors of the Seventh Session of the Board of Directors of the Company", were considered and approved.
Tenth meeting of the seventh session of the Board	24 March 2022	31 proposals, including the "Proposal in relation to the Financial Report of the Company for the Year 2021", were considered and approved, and six reports, including the "Report on the Business Operation and Management of the Company for 2021", were debriefed.
Eleventh meeting of the seventh session of the Board	27 April 2022	Seven proposals, including the "Proposal in relation to the Election of Mr. Bai Tao as the Chairman of the Seventh Session of the Board of Directors of the Company", the "Proposal in relation to the First Quarter Report of the Company for 2022", the "Proposal in relation to the Amendments to the 'Rules for the Administration of Information Disclosure of the Company'" and the "Proposal in relation to the 'Report of Corporate Governance of the Company for the Year 2021'", were considered and approved, and five reports, including the "Report on the Case Prevention of the Company for the Year 2021, were debriefed.
Twelfth meeting of the seventh session of the Board	25 May 2022	Three proposals, including the "Proposal in relation to the Adjustment to the Composition of Specialized Committees of the Seventh Session of the Board of Directors of the Company", were considered and approved.
Thirteenth meeting of the seventh session of the Board	24 June 2022	Two proposals, including the "Proposal in relation to the Nominiation of the Candidates for the Chairman of China Life Insurance Sales Company Limited", were considered and approved.

Session of the meeting	Date of the meeting	Resolutions adopted at the meeting
Fourteenth meeting of the seventh session of the Board	25 July 2022	One proposal, namely the "Proposal in relation to the Solvency Report of the Company for the Second Quarter of 2022", was considered and approved.
Fifteenth meeting of the seventh session of the Board	2 August 2022	Four proposals, including the "Proposal in relation to the Nomination of Mr. Zhao Peng as the President of the Company", were considered and approved.
Sixteenth meeting of the seventh session of the Board	12 August 2022	One proposal, namely the "Proposal in relation to Project Yinshen of the Company", was considered and approved.
Seventeenth meeting of the seventh session of the Board	25 August 2022	Nine proposals, including the "Proposal in relation to the Financial Report of the Company for the First Half of 2022", were considered and approved, and the "Report on the Company's Business Operation for the First Half of 2022 and Work Arrangement for the Second Half of 2022" was debriefed.
Eighteenth meeting of the seventh session of the Board	27 October 2022	21 proposals, including the "Proposal in relation to the Third Quarter Report of the Company for 2022", were considered and approved, and two reports, including the "Report on the Company's Business Operation for the First Three Quarters of 2022 and Work Arrangement for the Fourth Quarter of 2022", were debriefed.
Nineteenth meeting of the seventh session of the Board	15 December 2022	20 proposals, including the "Proposal in relation to the Nomination of Mr. Ruan Qi as the Chief Risk Officer of the Company", were considered and approved, and the "Audit Report on the Solvency Risk Management System of the Company for the Year 2022" was debriefed.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

Currently, the seventh session of the Board of the Company comprises the following members: Mr. Bai Tao, the Chairman and an Executive Director, Mr. Zhao Peng and Mr. Li Mingguang, both being Executive Directors, Mr. Wang Junhui, a Non-executive Director, and Mr. Lam Chi Kuen, Mr. Zhai Haitao, Mr. Huang Yiping and Ms. Chen Jie, all being Independent Directors. During the Reporting Period, due to the failure to perform his duties as a Director, Mr. Wang Bin resigned from his position in the Board of the Company. Due to the reason of age, Mr. Yuan Changqing resigned from his position in the Board of the Company. Due to the adjustment of work arrangements, Mr. Su Hengxuan and Ms. Huang Xiumei successively resigned from their positions in the Board. Due to serving as Independent Directors for six consecutive years, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie successively resigned from their positions in the Board.

In 2022, all members of the Board developed and refreshed their knowledge and skills by attending special training courses covering topics such as macro economy and the development of the insurance industry. All members of the Board of Directors of the Company attended the training programs on anti-money laundering and a training course on addressing risks in relation to the responsibilities and duty performance of Directors, Supervisors and senior management. Mr. Bai Tao, the Chairman of the Board and an Executive Director of the Company, and Mr. Zhao Peng, an Executive Director of the Company, attended the "Special Training Course on Corporate Governance for Listed Companies" as organized by the China Association for Public Companies. Mr. Li Mingguang, an Executive Director of the Company, Ms. Leung Oi-Sie Elise and Mr. Lam Chi Kuen, both being Independent Directors of the Company, attended a training course on a series of special topics regarding the Solvency Regulatory Rules II for Insurance Companies (Session I), as organized by the China Association of Actuaries. Ms. Huang Xiumei, an Executive Director of the Company, attended a training course of the SSE for the first-time Directors, Supervisors and senior management of listed companies in 2022 (Session II). Mr. Huang Yiping and Ms. Chen Jie, all being Independent Directors of the Company, attended a follow-up training course for independent directors of listed companies in 2022 (Session IV) as organized by the SSE.

The Company has consistently improved its corporate governance structure, regulated the acts of Directors in performing their duties, and optimized the mechanism for supervising and evaluating the performance of duties by Directors. Pursuant to the "Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of Banking and Insurance Institutions (for Trial Implementation)" published by the CBIRC, the "Operational Guidance for Evaluating the Performance of Duties by Directors of Insurance Companies" issued by the Insurance Association of China, the "Measures for the Evaluation of the Performance of Duties by Directors and Supervisors of the Company" and other requirements, and after taking into account the actual situation of its corporate governance, the Company conducted an evaluation of the performance of duties by Directors. Based on the self-assessment of Directors and the evaluation of the Board of Supervisors, all members of the Board of the Company were evaluated as competent in their performance of duties in 2022.

Meetings and attendance

During the Reporting Period, five regular Board meetings and nine ad-hoc Board meetings were held by the Board of the Company, of which nine meetings were convened by a combination of on-site meeting and participation through communication tools, and the remaining meetings were convened by written resolutions with voting through communication tools. Attendance records of the current individual Directors are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Bai Tao	Executive Director	6/7	1/7
Zhao Peng	Executive Director	1/1	0/1
Li Mingguang	Executive Director	14/14	0/14
Wang Junhui	Non-executive Director	13/14	1/14
Lam Chi Kuen	Independent Director	14/14	0/14
Zhai Haitao	Independent Director	14/14	0/14
Huang Yiping	Independent Director	6/6	0/6
Chen Jie	Independent Director	6/6	0/6

Attendance records of the resigned Directors of the Company at the Board meetings convened during the Reporting Period are as follows:

Name of Director	Type of Director	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Wang Bin	Executive Director	–	–
Yuan Changqing	Non-executive Director	4/7	3/7
Su Hengxuan	Executive Director	9/9	0/9
Huang Xiumei	Executive Director	13/13	0/13
Tang Xin	Independent Director	8/8	0/8
Leung Oi-Sie Elsie	Independent Director	8/8	0/8

Notes:

1. The number of meetings attended in person includes meetings attended on-site and by way of telephone or video conference.

2. Directors who were unable to attend any meeting of the Board authorized other Directors to attend and vote at the meeting on their behalf.

Performance of duties by Independent Directors

In 2022, all Independent Directors of the Board of the Company possessed extensive experience in various fields, such as macro economy, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company's listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company's listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2022, examining and approving the Company's business development, its financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operations and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting between the Chairman and the Independent Directors, all Independent Directors put forward their own views and opinions on various aspects such as the macro-environment, industry development, policies of the insurance industry, and corporate governance, etc., and gave advices and recommendations on matters including the high-quality development of the Company, development of business, and investment management. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2022, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. Independent Directors may also obtain external independent professional advice to assist them in the performance of their duties. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

The Company believes that the composition of the Board of Directors of the Company (including the number and proportion of Independent Directors) and the above mechanism for the performance of duties by Independent Directors can ensure that independent views and input are available to the Board of Directors.

During the Reporting Period, no Independent Director had raised any objection against the proposals and matters considered by the Board of the Company.

CHAIRMAN AND PRESIDENT

As at the date of this report, Mr. Bai Tao is the Chairman of the Board of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen/Chairpersons of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board's affairs, and promoting a culture of openness and debate. The Chairman of the Board is accountable to and reports to the Board. As at the date of this report, Mr. Zhao Peng is the President of the Company. The President is responsible for the day-to-day operations of the Company, mainly including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company's internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board any requests for appointment or removal of senior management and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

BOARD OF SUPERVISORS

The composition of the Board of Supervisors and the profile of each Supervisor are set forth in the section headed "Directors, Supervisors, Senior Management and Employees" of this report, and the details of the duty performance of the Board of Supervisors are set forth in the section headed "Report of the Board of Supervisors".

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2022, the Audit Committee comprised only Independent Directors. Currently, the Audit Committee of the seventh session of the Board comprises Mr. Lam Chi Kuen, Mr. Zhai Haitao and Ms. Chen Jie, all being Independent Directors, with Mr. Lam Chi Kuen acting as the Chairman.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company's financial reports, assess the effectiveness of the Company's internal control system, supervise the Company's internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal whistleblowing mechanism of the Company.

Meetings and attendance

During the Reporting Period, four meetings were held by the Audit Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/Number of meetings required to attend	Number of meetings attended by proxies/Number of meetings required to attend
Lam Chi Kuen	Independent Director, Chairman of the Audit Committee of the seventh session of the Board	4/4	0/4
Zhai Haitao	Independent Director, member of the Audit Committee of the seventh session of the Board	4/4	0/4
Chen Jie	Independent Director, member of the Audit Committee of the seventh session of the Board	2/2	0/2

Attendance records of the resigned Director at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Tang Xin	2/2	0/2

Notes:

1. Mr. Lam Chi Kuen became the Chairman of the Audit Committee in February 2022.

2. Mr. Zhai Haitao became a member of the Audit Committee in February 2022.

3. Ms. Chen Jie became a member of the Audit Committee in July 2022.

4. Mr. Tang Xin ceased to be a member of the Audit Committee in July 2022.

5. The number of meetings attended in person includes attending meetings on-site and by telephone or video conference.

The meetings convened are as follows:

Meetings convened	Description
23 March 2022 Fourth meeting of the Audit Committee of the seventh session of the Board	Ten proposals, including the "Proposal in relation to the Financial Report of the Company for the Year 2021" and the "Proposal in relation to the Appointment of PricewaterhouseCoopers for the Implementation of the Agreed-upon Procedures of the Company for the First Quarter of 2022", were considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the audit for the year 2021 was debriefed.
26 April 2022 Fifth meeting of the Audit Committee of the seventh session of the Board	Five proposals, including the "Proposal in relation to the Financial Report of the Company for the First Quarter of 2022" and the "Proposal in relation to the Appointment of Auditors of the Company for the Year 2022", were considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the results of agreed-upon procedures for the first quarter of 2022 and the interim review plan for 2022 was debriefed.
24 August 2022 Sixth meeting of the Audit Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the Financial Report of the Company for the First Half of 2022", were considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the interim review for 2022 was debriefed.
26 October 2022 Seventh meeting of the Audit Committee of the seventh session of the Board	The "Proposal in relation to the Financial Report of the Company for the Third Quarter of 2022", was considered and approved, and the report of PricewaterhouseCoopers Zhong Tian LLP on the agreed-upon procedures for the third quarter of 2022 was debriefed.

Performance of duties by the Audit Committee

In 2022, the Audit Committee performed its relevant duties and functions in strict compliance with the "Procedural Rules for the Audit Committee Meetings". All members of the Audit Committee performed their obligations in a responsible manner and reviewed the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial statements, annual report and accounts, interim report and quarterly reports of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. Before issuing opinion on audit by the accounting firm, the Audit Committee had in-depth communications with it so as to understand whether there were any issues arisen during the audit.

Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with external auditors so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit, listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company, and gave opinions and advice on the agreed-upon procedures proposed annually and quarterly by the external auditors of the Company and the pre-approval of the scope of additional services. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to the "Standard Regulations on Corporate Internal Control" and relevant requirements, as well as Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CBIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and interim compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

Examining the internal audit functions of the Company. In 2022, the Audit Committee reviewed proposals including the proposal on the 2021 internal audit work and the proposal on the internal audit work report for the first half of 2022, and discussed any matters of concerns through communication in a timely and effective manner, with a view to further understanding the duties of the Company's audit departments and supervising the effectiveness of the internal audit function. The Audit Committee was of the view that the internal audit function of the Company was effective during the Reporting Period. In the selection and appointment of external auditors, the Audit Committee performed its duty of review in compliance with laws and issued its review opinions.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. Currently, the Nomination and Remuneration Committee of the seventh session of the Board comprises Ms. Chen Jie, an Independent Director, Mr. Wang Junhui, a Non-executive Director, and Mr. Lam Chi Kuen, an Independent Director, with Ms. Chen Jie acting as the Chairperson.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates' appointments should be proposed for approval at the shareholders' general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates' commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors' fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

Meetings and attendance

During the Reporting Period, six meetings were held by the Nomination and Remuneration Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/Number of meetings required to attend	Number of meetings attended by proxies/Number of meetings required to attend
Chen Jie	Independent Director, Chairperson of the Nomination and Remuneration Committee of the seventh session of the Board	3/3	0/3
Wang Junhui	Non-executive Director, member of the Nomination and Remuneration Committee of the seventh session of the Board	2/3	1/3
Lam Chi Kuen	Independent Director, member of the Nomination and Remuneration Committee of the seventh session of the Board	6/6	0/6

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Tang Xin	3/3	0/3
Yuan Changqing	0/3	3/3

Notes:

1. Ms. Chen Jie became the Chairperson of the Nomination and Remuneration Committee in July 2022.
2. Mr. Lam Chi Kuen became a member of the Nomination and Remuneration Committee in February 2022.
3. Mr. Wang Junhui became a member of the Nomination and Remuneration Committee in May 2022.
4. Mr. Zhai Haitao ceased to be a member of the Nomination and Remuneration Committee from February 2022. During the period when Mr. Zhai Haitao served as a member of the Nomination and Remuneration Committee in 2022, no meeting was convened by the Nomination and Remuneration Committee of the Board.
5. Mr. Yuan Changqing ceased to be a member of the Nomination and Remuneration Committee from May 2022.
6. Mr. Tang Xin ceased to be the Chairman of the Nomination and Remuneration Committee from July 2022.
7. The number of meetings attended in person includes attending meetings on-site and by telephone or video conference.
8. Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

The meetings convened are as follows:

Meetings convened	Description
8 March 2022 Second meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Four proposals, including the "Proposal in relation to the Nomination of Mr. Bai Tao as a Candidate for Executive Directors of the Seventh Session of the Board of Directors of the Company" and the "Proposal in relation to the Nomination of Mr. Huang Yiping as a Candidate for Independent Directors of the Seventh Session of the Board of Directors of the Company", were considered and approved.
22 March 2022 Third meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Seven proposals, including the "Proposal in relation to the Remuneration of Directors and Supervisors of the Company" and the "Proposal in relation to the Remuneration of Senior Management of the Company", were considered and approved.
26 April 2022 Fourth meeting of the Nomination and Remuneration Committee of the seventh session of the Board	The "Proposal in relation to the 'Corporate Governance Report for the Year 2021' with respect to the 'Incentive and Restraint Mechanism'" was considered and approved.
2 August 2022 Fifth meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the Nomination of Mr. Zhao Peng as the President of the Company", were considered and approved.
26 October 2022 Sixth meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Eight proposals, including the "Proposal in relation to the Nomination of Mr. Zhao Feng as a Candidate for Non-Executive Directors of the Seventh Session of the Board of Directors of the Company" and the "Proposal in relation to the Nomination of Mr. Zhao Guodong as the Board Secretary of the Company", were considered and approved.
14 December 2022 Seventh meeting of the Nomination and Remuneration Committee of the seventh session of the Board	Four proposals, including the "Proposal in relation to the Nomination of Mr. Ruan Qi as the Chief Risk Officer of the Company" and the "Proposal in relation to the Performance Target Contracts of Senior Management of the Company for the Year 2022", were considered and approved.

Performance of duties by the Nomination and Remuneration Committee

In 2022, the Nomination and Remuneration Committee performed its relevant duties and functions in strict compliance with the "Procedural Rules for the Nomination and Remuneration Committee Meetings". All members of the Nomination and Remuneration Committee performed their obligations in a responsible manner and reviewed the proposals on the candidates for Directors, nomination of senior management, business objectives and appraisal results, the remuneration of Directors, Supervisors and senior management, and the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Nomination and proposed appointment of Directors and senior management officers of the Company and the Board diversity policy. The Company firmly believes that the Board diversity may enhance the decision-making capability of the Board, and considers the Board diversity as a key factor for maintaining a sound corporate governance standard and achieving the sustainable development of the Company. In accordance with the "Procedural Rules for the Nomination and Remuneration Committee Meetings" and the Board diversity policy, the Nomination and Remuneration Committee seriously reviewed the structure of the Board, its number of members and composition (including taking into account diversity factors, such as gender, age, cultural and educational background, skills, expertise and experience), fully reviewed the professional qualifications and industrial background of the candidates for Directors and members of the Board committees and the independence of Independent Directors, and submitted the opinions in relation thereto to the Board. It also conducted a careful assessment on the qualifications, skills, expertise and experience of candidates for senior management to ensure that the candidates met the requirements set by the Company, and submitted a review opinion to the Board and agreed to submit such proposals to the Board for consideration.

Proposing remuneration policy of Directors, Supervisors and senior management of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties.

Carrying out the evaluation of the performance of duties by Directors, Supervisors and senior management of the Company and their performance appraisal. The Nomination and Remuneration Committee reviewed proposals on the results of evaluating the performance of duties by Directors for the year 2021, the results of performance appraisal of senior management for the year 2021 and the performance target contract of senior management for the year 2022, the remuneration of Directors and Supervisors of the Company, and the remuneration of senior management of the Company, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

Revising the systems for the remuneration management and performance appraisal of Directors, Supervisors and senior management of the Company. In order to further develop a well-established incentive and restraint mechanism and facilitate the standardized operation and healthy development of the Company, the Nomination and Remuneration Committee considered and approved the proposals on the amendments to the "Measures for the Administration of Remunerations of Directors, Supervisors and Senior Management" of the Company and the "Measures for the Appraisal of Performance of Directors, Supervisors and Senior Management" of the Company, etc., and submitted the review opinions to the Board, pursuant to relevant policies and requirements.

RISK MANAGEMENT AND CONSUMER RIGHTS PROTECTION COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. In December 2019, the Board renamed the Risk Management Committee as the Risk Management and Consumer Rights Protection Committee, the additional function of management of consumer rights protection was included in the functions of the original Risk Management Committee, and corresponding changes and amendments were made in such areas as the functions and responsibilities of the committee and the procedural rules of the committee meetings. Currently, the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board comprises Mr. Huang Yiping, an Independent Director, Mr. Li Mingguang, an Executive Director, Mr. Wang Junhui, a Non-executive Director, and Ms. Chen Jie, an Independent Director, with Mr. Huang Yiping acting as the Chairman.

The Risk Management and Consumer Rights Protection Committee is mainly responsible for formulating the Company's system of risk control benchmarks, establishing well-developed risk management and internal control systems and the system for the management of consumer rights protection, examining and reviewing the Company's risk preference, risk tolerance and the work reports from the senior management and the Consumer Rights Protection Department, formulating the Company's risk management policy and major policy on consumer rights protection, reviewing the assessment reports in relation to the Company's risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management's response to these findings, dealing with major risk emergency events or crisis events or major disagreement in risk management, and supervising and directing the senior management and the relevant departments to resolve any issues identified during the rectification process in a timely manner.

Meetings and attendance

During the Reporting Period, five meetings were held by the Risk Management and Consumer Rights Protection Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/Number of meetings required to attend	Number of meetings attended by proxies/Number of meetings required to attend
Huang Yiping	Independent Director, Chairman of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	1/2	1/2
Li Mingguang	Executive Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	5/5	0/5
Wang Junhui	Non-executive Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	2/5	3/5
Chen Jie	Independent Director, member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	2/2	0/2

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Tang Xin	3/3	0/3
Leung Oi-Sie Elsie	3/3	0/3

Notes:

1. Mr. Huang Yiping became a member of the Risk Management and Consumer Rights Protection Committee in July 2022.
2. Ms. Chen Jie became a member of the Risk Management and Consumer Rights Protection Committee in July 2022.
3. Mr. Tang Xin ceased to be a member of the Risk Management and Consumer Rights Protection Committee from July 2022.
4. Ms. Leung Oi-Sie Elsie ceased to be the Chairperson of the Risk Management and Consumer Rights Protection Committee from July 2022.
5. The number of meetings attended in person includes attending meetings on-site and by telephone or video conference.
6. Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

The meetings convened are as follows:

Meetings convened	Description
20 January 2022 Fourth meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	The "Proposal in relation to the Risk Analysis on the 'Outline of the 14th Five-Year Development Plan of the Company'" was considered and approved.
23 March 2022 Fifth meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Nine proposals, including the "Proposal in relation to the Business Plan of the Company for the Years from 2022 to 2024" and the "Proposal in relation to the Amendments to Seven Measures for the Risk Management such as the 'Rules on Enterprise-wide Risk Management of the Company'" and the "Measures for the Administration of Insurance Risks of the Company", were considered and approved.
26 April 2022 Sixth meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Three proposals, including the "Proposal in relation to the 'Report on the Enterprise-wide Risk Management of the Company for the First Quarter of 2022'" and the "Proposal in relation to the 'Proposal of the Company for Consumer Rights Protection in 2022'", were considered and approved, and the "Report on the Case Prevention of the Company for the Year 2021" was debriefed.
24 August 2022 Seventh meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the Amendments to the 'Measures for the Administration of Anti-money Laundering and Anti-terriorist Financing Work of the Company'", were considered and approved.
14 December 2022 Eighth meeting of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board	Three proposals, including the "Proposal in relation to the Risk Compliance Analysis on the Strategic Asset Allocation Plan of the Company for the Years from 2023 to 2025" and the "Proposal in relation to the Work Report on the Fraudualent Risk Management of the Company for the Year 2022", were considered and approved, and the "Audit Report on the Solvency Risk Management System of the Company for the Year 2022" was debriefed.

Performance of duties by the Risk Management and Consumer Rights Protection Committee

In 2022, the Risk Management and Consumer Rights Protection Committee performed its duties and functions in strict compliance with the "Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings". The Risk Management and Consumer Rights Protection Committee carefully reviewed the "Procedural Rules for the Risk Management and Consumer Rights Protection Committee Meetings" and was of the view that such procedural rules remained applicable. All members performed their obligations in a responsible manner and reviewed the proposals in relation to the internal control system of the Company, its risk management and construction in compliance with law. During meetings of the Risk Management and Consumer Rights Protection Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Reviewing the risk analysis on major matters concerning the business operation and management of the Company. In 2022, the Risk Management and Consumer Rights Protection Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, reviewed and approved the proposals in relation to the risk compliance analysis on the strategic asset allocation plan for the years from 2023 to 2025 and the risk compliance analysis on the asset allocation plan for the year 2023, and gave guiding opinions on risk control for major matters concerning the business operation and management of the Company in accordance with the regulatory requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS).

Providing its opinions for the review of the proposals on risk management to the Board. In 2022, the Risk Management and Consumer Rights Protection Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in reviewing the assessment reports on business risk and internal control of the Company according to the national and international regulatory requirements. The Risk Management and Consumer Rights Protection Committee provided its opinions for the review of the reports on risk management such as the annual and quarterly reports on the enterprise-wide risk management of the Company, work summary on anti-money laundering for the year 2021 and the work plan for the year 2022, the report on case prevention for the year 2021, the statement of the Company on risk preference for the year 2022, the audit report on the solvency risk management system of the Company for the year 2022, the reputational risk management report and the work report on fraudulent risk management, which offered professional support to the Board's decision-making in a scientific manner.

Reviewing the system of the Company in relation to consumer rights protection. In accordance with the "Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests" issued by the CBIRC, the Risk Management and Consumer Rights Protection Committee reviewed the report on the customer rights protection of the Company for the year 2021 and the proposal for customer rights protection of the Company for 2022, and submitted the review opinions to the Board in 2022.

Optimizing the system of the Company in relation to internal control and risk management. The Risk Management and Consumer Rights Protection Committee assisted the Board in optimizing the system of the Company in relation to internal control and risk management, considered and approved the proposals in relation to seven measures for risk management such as the rules on enterprise-wide risk management of the Company, the amendments to the measures for the administration of risk preference system of the Company and the amendments to the measures for the administration of anti-money laundering and anti-terriorist financing work of the Company, and submitted the review opinions to the Board.

STRATEGY AND ASSETS AND LIABILITIES MANAGEMENT COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. In June 2018, the proposal to establish the Strategy and Assets and Liabilities Management Committee on the basis of the Strategy and Investment Decision Committee was reviewed and approved at the twenty-fourth meeting of the fifth session of the Board. Currently, the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board comprises Mr. Zhai Haitao and Mr. Huang Yiping, all being the Independent Directors, Mr. Zhao Peng, an Executive Director, and Mr. Wang Junhui, a Non-executive Director, with Mr. Zhai Haitao acting as the Chairman.

The Strategy and Assets and Liabilities Management Committee is mainly responsible for the drawing-up of long-term development strategies of the Company, conducting studies on important matters concerning assets and liabilities management and the relevant policies and systems, the system for the application and management of insurance funds, and major strategic investment decisions of the Company, and making recommendations in respect thereof.

Meetings and attendance

During the Reporting Period, six meetings were held by the Strategy and Assets and Liabilities Management Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/Number of meetings required to attend	Number of meetings attended by proxies/Number of meetings required to attend
Zhai Haitao	Independent Director, Chairman of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	5/5	0/5
Huang Yiping	Independent Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	1/2	1/2
Zhao Peng	Executive Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	1/1	0/1
Wang Junhui	Non-executive Director, member of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	3/6	3/6

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Su Hengxuan	2/3	1/3
Huang Xiumei	4/5	1/5
Leung Oi-Sie Elsie	3/3	0/3

Notes:

1. Mr. Zhai Haitao became the Chairman of the Strategy and Assets and Liabilities Management Committee in February 2022.

2. Mr. Huang Yiping became a member of the Strategy and Assets and Liabilities Management Committee in July 2022.

3. Mr. Zhao Peng became a member of the Strategy and Assets and Liabilities Management Committee in October 2022.

4. Mr. Lam Chi Kuen ceased to be the Chairman of the Strategy and Assets and Liabilities Management Committee from February 2022. During the period when Mr. Lam Chi Kuen served as the Chairman of the Strategy and Assets and Liabilities Management Committee in 2022, one meeting was convened by the Strategy and Assets and Liabilities Management Committee, and Mr. Lam Chi Kuen attended the meeting in person.

5. Ms. Leung Oi-Sie Elsie ceased to be a member of the Strategy and Assets and Liabilities Management Committee from July 2022.

6. Mr. Su Hengxuan ceased to be a member of the Strategy and Assets and Liabilities Management Committee from August 2022.

7. Ms. Huang Xiumei ceased to be a member of the Strategy and Assets and Liabilities Management Committee from November 2022.

8. The number of meetings attended in person includes attending meetings on-site and by telephone or video conference.

9. Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

The meetings convened are as follows:

Meetings convened	Description
20 January 2022 Fourth meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the 'Outline of the 14th Five-Year Development Plan' of the Company", were considered and approved.
23 March 2022 Fifth meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Six proposals, including the "Proposal in relation to the Business Plan of the Company for the Years from 2022 to 2024", were considered and approved.
26 April 2022 Sixth meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	The "Report on the Situation Relevant to the Assets and Liabilities Management of the Company for 2021" was debriefed.
24 August 2022 Seventh meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the Results of Performance Appraisal of the Company for 2021", were considered and approved.
26 October 2022 Eighth meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Two proposals, including the "Proposal in relation to the Company's Budget for Investment in Fixed Assets for the Year 2022", were considered and approved.
14 December 2022 Ninth meeting of the Strategy and Assets and Liabilities Management Committee of the seventh session of the Board	Ten proposals, including the "Proposal in relation to the Strategic Asset Allocation Plan of the Company for the Years from 2023 to 2025" and the "Proposal in relation to the Asset Allocation Plan of the Company for the Year 2023", were considered and approved.

Performance of duties by the Strategy and Assets and Liabilities Management Committee

In 2022, all members of the Strategy and Assets and Liabilities Management Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company's insurance funds, annual investments, major strategic projects, annual reports in connection with assets and liabilities management, green finance and ESG. Members of the Strategy and Assets and Liabilities Management Committee diligently performed their duties. During meetings of the Strategy and Assets and Liabilities Management Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

Reviewing annual asset allocation plan and entrusted investments of the Company. In 2022, the Strategy and Assets and Liabilities Management Committee reviewed the proposals on investment plans such as the annual asset allocation plan of the Company, the proposals on authorization of investments such as the annual authorization of investment in non self-use real estate and the annual authorization of investment in financial products, and the proposals such as the management guidelines on the investment made by CLI under the entrustment of the Company, and submitted its opinions to the Board in this regard.

Reviewing the systems of the Company concerning assets and liabilities management. In 2022, the Strategy and Assets and Liabilities Management Committee reviewed and approved the amendments to the statement of the Company on risk preference for the year 2022, the amendments to the rules on enterprise-wide risk management of the Company and the amendments to the measures for the administration of risk preference system of the Company, and submitted its review opinions to the Board.

Discussing the Company's development plans and major strategic projects. The Strategy and Assets and Liabilities Management Committee reviewed the proposals on the outline of the "14th Five-Year" development plan of the Company, its strategic asset allocation plan for the years from 2023 to 2025, asset allocation plan for the year 2023, and made significant recommendations to the Board.

Promoting the strategy for the development of green finance. Pursuant to the relevant requirements of the "Guidelines on Green Finance for the Banking and Insurance Industries" issued by the CBIRC, the Strategy and Assets and Liabilities Management Committee considered and approved the proposals on the management structure and system of the Company for ESG and green finance and the strategy of the Company for the development of green finance, and submitted its review opinions to the Board.

CONNECTED TRANSACTIONS CONTROL COMMITTEE

The Company established its Connected Transactions Control Committee on 29 October 2019. In October 2019, the "Proposal in relation to the Establishment of the Connected Transactions Control Committee of the Board of Directors" was reviewed and approved at the twentieth meeting of the sixth session of the Board, pursuant to which a new Connected Transactions Control Committee was established under the Board of the Company. Currently, the Connected Transactions Control Committee of the seventh session of the Board comprises Ms. Chen Jie, Mr. Lam Chi Kuen, Mr. Zhai Haitao and Mr. Huang Yiping, all being the Independent Directors, with Ms. Chen Jie acting as the Chairperson.

The principal duties of the Connected Transactions Control Committee are to confirm connected parties of the Company, manage, examine and approve connected transactions to control risks relating to connected transactions, and focus on the compliance and necessity of connected transactions and the fairness of their pricing, which provide an important basis for the Board's decision-making in connected transaction management.

Meetings and attendance

During the Reporting Period, six meetings were held by the Connected Transactions Control Committee of the Board of the Company. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended in person/Number of meetings required to attend	Number of meetings attended by proxies/Number of meetings required to attend
Chen Jie	Independent Director, Chairperson of the Connected Transactions Control Committee of the seventh session of the Board	4/4	0/4
Lam Chi Kuen	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	6/6	0/6
Zhai Haitao	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	6/6	0/6
Huang Yiping	Independent Director, member of the Connected Transactions Control Committee of the seventh session of the Board	3/4	1/4

Attendance records of the resigned Directors at meetings are as follows:

Name of member	Number of meetings attended in person/ Number of meetings required to attend	Number of meetings attended by proxies/ Number of meetings required to attend
Tang Xin	2/2	0/2
Leung Oi-Sie Elsie	2/2	0/2

Notes:

1. Ms. Chen Jie became the Chairperson of the Connected Transactions Control Committee in July 2022.

2. Mr. Huang Yiping became a member of the Connected Transactions Control Committee in July 2022.

3. Mr. Tang Xin ceased to be the Chairman of the Connected Transactions Control Committee in July 2022.

4. Ms. Leung Oi-Sie Elsie ceased to be a member of the Connected Transactions Control Committee from July 2022.

5. The number of meetings attended in person includes attending meetings on-site and by telephone or video conference.

6. Directors who were unable to attend any meeting of specialized Board committees authorized other Directors to attend and vote at the meeting on their behalf.

The meetings convened are as follows:

Meetings convened	Description
20 January 2022 Fourth meeting of the Connected Transactions Control Committee of the seventh session of the Board	The "Proposal in relation to the Investment by the Company in Project Xuanwu" was considered and approved.
23 March 2022 Fifth meeting of the Connected Transactions Control Committee of the seventh session of the Board	Three proposals, including the "Proposal in relation to the 'Report on the Overall Status of Connected Transactions of the Company for the Year 2021'", were considered and approved.
2 August 2022 Sixth meeting of the Connected Transactions Control Committee of the seventh session of the Board	The "Proposal in relation to the Investment by the Company in Xincheng Phase II Fund Project" was considered and approved.
24 August 2022 Seventh meeting of the Connected Transactions Control Committee of the seventh session of the Board	The "Proposal in relation to the Amendments to the 'Measures for the Administration of Connected Transactions' of the Company" was considered and approved, and the "Report on Confirming the List of Connected Parties of the Company as of 30 June 2022" was debriefed.
27 October 2022 Eighth meeting of the Connected Transactions Control Committee of the seventh session of the Board	Four proposals, including the "Proposal in relation to the Renewal of the 'Policy Management Agreement' between the Company and China Life Insurance (Group) Company" and the "Proposal in relation to the Renewal of the 'Cooperation Framework Agreement for Investment Management with Insurance Funds' between the Company and China Life Capital Investment Company", were considered and approved.
14 December 2022 Ninth meeting of the Connected Transactions Control Committee of the seventh session of the Board	Four proposals, including the "Proposal in relation to the Execution of the 'Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products' between the Company and China Life Property and Casualty Insurance Company Limited" and the "Proposal in relation to the Renewal of the 'Asset Management Agreement' between China Life Insurance (Group) Company and China Life Asset Management Company Limited", were considered and approved.

Performance of duties by the Connected Transactions Control Committee

In 2022, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the "Procedural Rules for the Connected Transactions Control Committee Meetings". All members performed their obligations in a responsible manner and reviewed the proposals in relation to the connected transactions of the Company. During meetings of the Connected Transactions Control Committee, all members actively participated in discussions and gave guiding opinions on the proposals considered and discussed at the meetings.

Confirming connected parties of the Company. In 2022, the Connected Transactions Control Committee reviewed the "Report on Determining a List of Connected Parties of the Company as of 31 December 2021" and the "Report on Determining a List of Connected Parties of the Company as of 30 June 2022", and reported to the Board in respect thereof.

Approving framework agreements for daily connected transactions. In 2022, the Connected Transactions Control Committee reviewed the execution of the "Cooperation Agreement for Concurrent Insurance Agency Business" between the Company and CGB, the renewal of the "Cooperation Framework Agreement for Investment Management with Insurance Funds" between the Company and China Life Capital, the framework agreement for daily connected transactions between the Company and China Life AMP, the execution of the "Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products" between the Company and CLP&C, and the renewal of the "Asset Management Agreement" between the Company and AMC, and provided its opinions for the review of the same at the meetings of the Board, which offered professional support to the Board's decision-making in a scientific manner.

Approving connected transactions. The Connected Transactions Control Committee reviewed major connected transaction projects, such as the investment by the Company in Xincheng Phase II Fund Project, and the investment by CL Aged-care Fund in Project Tianjin, fully discussed the necessity, feasibility and risks of the projects and made recommendations to the Board in respect thereof.

Reviewing the implementation of the system for connected transactions management. In 2022, the Connected Transactions Control Committee reviewed the implementation of the Company's system for connected transactions management and the report on connected transactions, considered and approved the "Proposal in relation to the 'Report on the Overall Status of Connected Transactions of the Company for the Year 2021'", and submitted the review opinions to the Board.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company's assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board of Directors and the Board of Supervisors operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company's controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses; reinsurance relating to the above insurance businesses; use of funds permitted by applicable PRC laws and regulations or the State Council; as well as all types of personal insurance services, consulting business and agency business; sale of securities investment funds; and other businesses permitted by the insurance administrative and regulatory authorities of the PRC. The Company currently possesses the "Insurance Permit" (Number: 000005) issued by the CBIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company's business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. Performance target contracts are entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capability of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium- and long-term incentives.

SHAREHOLDERS' INTERESTS

To safeguard shareholders' interests, in addition to the right to participate in the Company's affairs by attending shareholders' general meetings, shareholders have the right to convene extraordinary shareholders' general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company's total share capital or if the Board or the Board of Supervisors deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders' general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders' general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders' general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders' general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders' general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders' general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders' general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed, effective and practical information disclosure management system in strict compliance with the regulatory laws and regulations of its listed jurisdictions and the insurance industry, internal rules and regulations as well as self-regulatory requirements, focused on enhancing the quality of information disclosure on the basis of strict compliance with laws and regulations, and continued to improve the effectiveness of information disclosure, so as to ensure that domestic and overseas investors obtain true, accurate and complete information in a compliant and effective manner. The Company has attached great importance to its contact and communication with domestic and overseas investors, and proactively developed investor relations by offering various channels to facilitate such investors to keep abreast of any major business development of the Company in a timely manner.

The Company has set up the "Investor Relations" section on its official website at www.e-chinalife.com to facilitate investors to access announcements, operating results materials and other information for public disclosure as published by the Company on the stock exchanges of its listed jurisdictions in the PRC and overseas. In addition, investors may call the investor relations hotline of the Company at 86-10-63631241 or email to the investor relations email address at ir@e-chinalife.com if they have any further inquiries. The Company will respond to such inquiries in a timely manner.

In 2022, the Company further proceeded with the strengthening of its information disclosure regulation system, and fully collated and systematically revised the "Rules for the Administration of Information Disclosure of China Life Insurance Company Limited" in accordance with the regulatory rules and self-regulatory guidelines newly revised by the CSRC and the SSE, which led to the successful and efficient implementation of the basic regulation system of information disclosure. For the disclosure of provisional announcements, the Company promptly fulfilled its obligation of information disclosure by publishing timely announcements with respect to the progress of such matters as significant matters, major investments and connected transactions on the website of the stock exchange in its listed jurisdictions, the media satisfying the conditions prescribed by the CSRC, the official website of the Company and the website of Insurance Association of China, etc. For the disclosure of periodic reports, the Company continued to enrich the contents of information for voluntary disclosure with its focus primarily on investor concerns, and provided the capital market and investors with simple and clear, more targeted and effective information, for the purpose of facilitating investors, especially medium and small investors, to better understand its strategies and business highlights. The Company also regularly organized training courses and promotion activities relating to the relevant rules of information disclosure and corporate governance. It properly arranged information disclosure on the basis that the differences between the laws and regulations of its listed jurisdictions in the PRC and overseas, and the differences between the regulatory requirements of its listed jurisdictions and the insurance industry, are well defined. The Company strictly managed its inside information and carried out the registration and filing procedures on persons who have knowledge of inside information in compliance with law, strengthened the confidentiality of inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of information disclosure of the Company. In 2022, the Company was awarded Grade A in the assessment by the SSE of information disclosure of listed companies for the year of 2021-2022.

The Company developed investor relations in a proactive way with its stringent attitude and innovative thinking. It kept abreast of the pace of technological development and consistently made innovation in its communications with and services to investors, which constantly enhanced the efficiency of communication between the Company and capital market. The works conducted by the Company for investor relations mainly included holding general meetings and results briefings, embarking on global non-deal roadshows, holding online and offline conferences with investors and analysts, attending investors' meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. In 2022, the Company communicated with more than 3,500 investors and analysts, including nearly 2,000 investors who attended results briefings online and offline. The Company held over 154 online and offline meetings with more than 1,500 investors and analysts for the year, and attended a total of 61 online investors' meetings. It also communicated with investors by holding 44 online meetings during the non-deal roadshows for annual and interim results. In addition, the Company focused on the protection of medium and small investors, actively responded to any enquiries from them, kept in close contact with investors by various means such as email, phone and internet, and recorded a click-through rate of over 37,000 person-times for the live video streaming of results briefings. The Company reviews its policy for communication with shareholders once a year and considers that such policy remains effective based on the feedbacks received from investors and the capital market on investor relations.

In 2022, the Company won various awards, including the "Best Communication with the Capital Market Award" and the "Most Popular IR Top 10 in Roadshow" in the 6th Excellent IR in China.

CHANGES OF THE ARTICLES OF ASSOCIATION

In accordance with the relevant requirements of the Company Law, the "Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies" (Guo Han [2019] No. 97), and the "Measures for the Administration of Connected Transactions of Insurance Companies" (Yin Bao Jian Fa [2019] No. 35)[6] and the "Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests" (Yin Bao Jian Fa [2019] No. 38) issued by the CBIRC, the amendments to the Articles of Association were put to vote and adopted by way of special resolution at the First Extraordinary General Meeting 2021 held on 16 December 2021. The major amendments to the Articles of Association mainly include: 1. revising the notice period for general meeting, removing the requirements for shareholders who intend to attend a general meeting to give written reply to the Company and for minimum percentage of voting rights and relevant procedures for convening general meetings, and optimizing the provisions with respect to the change of registration by the holders of H shares prior to the date of a general meeting in accordance with Article 102 of the Company Law and the relevant requirements of the "Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies" (Guo Han [2019] No. 97); and 2. revising the provisions of the Articles of Association with respect to the specialized committees of the Board, establishing a Connected Transactions Control Committee under the Board of the Company, and adding the new provisions with respect to the composition of the Connected Transactions Control Committee; as well as changing the name of the Risk Management Committee under the Board of the Company to the Risk Management and Consumer Rights Protection Committee, in accordance with the relevant requirements of the "Measures for the Administration of Connected Transactions of Insurance Companies" (Yin Bao Jian Fa [2019] No. 35) and the "Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests" (Yin Bao Jian Fa [2019] No. 38). In May 2022, the amended Articles of Association became effective after being approved by the CBIRC (Yin Bao Jian Fu [2022] No. 289).

INTERNAL CONTROL AND RISK MANAGEMENT

The Company has consistently proceeded with tasks in compliance with the regulatory requirements of relevant regulatory authorities, such as the SSE, the HKSE, the SEC and the NYSE, with respect to corporate internal control.

Internal Control

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of Section 404 of the "U.S. Sarbanes-Oxley Act", the "Standard Regulations on Corporate Internal Control", the "Implementation Guidelines for Corporate Internal Control", the "Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange", the "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited", and the "Basic Standards of Internal Control for Insurance Companies" issued by the CBIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the "Internal Control Implementation Manual of China Life Insurance Company Limited (2022 Edition)" to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

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[6] The "Measures for the Administration of Connected Transactions of Insurance Companies" (Yin Bao Jian Fa [2019] No. 35) has been abolished since 1 March 2022 and the "Measures for the Administration of Connected Transactions of Banking and Insurance Institutions" (Order of the China Banking and Insurance Regulatory Commission [2022] No. 1) has been implemented. The relevant amendments to the Articles of Association are in line with the requirements of the two aforesaid regulatory provisions.

Pursuant to the requirements of the "Notice on the Proper Preparation for Disclosure of 2022 Annual Reports of Companies Listed on the Main Board" and the "Business Guide for the Periodic Reports of Listed Companies" promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2022 annual report. Meanwhile, the Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2022 in its Form 20-F (U.S. Annual Report) to be submitted to the SEC in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2022. Such assessments are conducted on an annual basis and in two stages, namely, interim assessment and supplementary test. The Company has confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2022. The Company's assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F to be submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Board of Supervisors supervises the internal control assessments performed by the Board. The Company has established the Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By strictly complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, bancassurance, group insurance and health insurance. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the "Accounting Law of the People's Republic of China" and the "Enterprise Accounting Standards" and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the "Accounting System of China Life Insurance Company Limited" and the "Accounting Practices of China Life Insurance Company Limited". The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the "Measures for the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited", which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2022, there has been no major error in periodic report disclosures of the Company. After taking into account the latest regulatory requirements, the Company has revised the "Measures for the Administration of Registration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited" to further enhance the confidentiality of its inside information and to register and submit information concerning persons who have knowledge of inside information. The Company has also revised the "Rules for the Administration of Information Disclosure of China Life Insurance Company Limited" and the "System of Internal Reporting of Material Information of China Life Insurance Company Limited" in 2022 and 2018, respectively. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved and implemented in strict compliance with the internal decision-making process of the Company and the requirements of its investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

The Company has established a comprehensive information technology system to cover all aspects of IT work and formed a closed-loop control mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. By conducting measures such as the inspection and evaluation of system implementation on a regular basis, the Company has facilitated the effective implementation of the system and enhanced the standardization and normalization of various IT work. Further, the Company has constantly promoted the construction of the systems of information safety and risk control, and formulated and implemented a series of effective information safety control measures at various stages of the life cycle of the IT system, thereby effectively ensuring the safe and steady operation of the Company. In 2022, the Company conducted several internal and external risk assessments to promote construction by inspection, with a view to consistently enhancing its capability in management and control of information safety risks.

The Risk Management Department, the Audit Department and the Legal and Compliance Department of the Company are responsible for the supervision and inspection of its internal control measures. The Company identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhance legal compliance and pursue responsible persons. In 2022, the Company actively adapted to the stringent regulatory environment in the PRC and overseas financial industry and strictly complied with the regulatory requirements to constantly improve the organizational structure of internal audit, and further strengthened the mechanism for internal audit management, which effectively performed the supervisory role of audit. The Company carried out the economic responsibility audit on managers at all levels, organized and performed a series of special audits closely related to the Company's business objectives, and conducted a variety of special audits on anti-money laundering, connected transactions, assets and liabilities management, solvency system construction, application of insurance funds, protection of customers' rights and interests, reputational risk, risk management of financial derivative transactions, compliance of intermediary business, and insurance fraud management pursuant to regulatory requirements. Meanwhile, the Company has put more efforts on the application of audit results, consistently strengthened the supervision and direction of rectification measures for any issues identified in audit, handover of the issues concerned and the responsibility attribution, proceeded with the integration of rectification measures, further improved the closed-loop management of internal audits, and facilitated its standardized management and compliance operation. The Company has constantly optimized three lines of defense for compliance management to vigorously establish a high-quality and efficient compliance management system and to improve a long-term mechanism for compliance management on an ongoing basis, with a view to identifying, guarding against and mitigating material compliance risks. The Company has also played an active role in fostering the corporate culture of "being compliant on a proactive basis" and the business philosophy of "creating value from compliance", and further reinforced an internal impetus to compliant operation, for the purposes of enhancing the overall compliance management standard of the Company and ensuring the achievement of its goal of high-quality development.

Risk Management

Risk Management System

The Company has established an organizational system for comprehensive risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments, and developed a 5-tier organizational structure for risk management covering the corporate governance level, the headquarters level, the provincial branches level, the local or city branches level, and the county sub-branches level. With the reliance on the 5-tier risk management and control structure, the Company has put in place three lines of defense that focus on risk management: the first line of defense consists of branches and sub-branches at all levels and various functional departments that identify, assess, address, monitor and report risks at the front end of business; the second line of defense is composed of the Risk Management and Consumer Rights Protection Committee of the Board, as well as the Risk Management Committee and the Risk Management Department of the Company that take lead in formulating the system, standard and limit for a variety of risks and make recommendations to address such risks; the third line of defense comprises the Audit Committee of the Board, as well as the internal audit department, the Office of the Discipline Inspection Committee and other departments of the Company that supervise the risk management workflows established by the Company and the procedures and actions for control of various risks. The three lines of defense have been coordinated with each other in a proactive manner to organize and commence any work in relation to risk management. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

Work in relation to Risk Management

Pursuant to the requirements of the CBIRC on the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, and built a "1+7+N" comprehensive risk management system with the "Comprehensive Risk Management Rules" as the general principles, seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk and liquidity risk) as the key focuses, and having reliance on a series of implementing rules for business such as the "Measures for the Administration of Risk Preference System". The Company actively implemented key risk monitoring and risk pre-warning classification management, and consistently reinforced the mechanism for formation, transmission and application of the risk preference system, which created a system for the normal management of risk preference with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus. Through the combination of risk preference with various lines of operation and management, the Company maintained a good interaction between risk management and business development. The Company conducts a self-assessment on solvency risk management capability every year so as to assess all work in relation to risk management in two dimensions: the soundness of the system and the effectiveness of its implementation. The Company took specific rectification measures against its own shortcomings and weaknesses, which enhanced its risk management standard in all aspects.

The Company followed the requirements under anti-money laundering laws and regulations, kept on improving the system for money-laundering risk management and performed the anti-money laundering obligations under the law, with a view to enhancing both the quality and efficiency of its anti-money laundering work. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund-raising activities and carried out the self-inspection and rectification in key risk areas, which effectively improved the Company's precaution capability in key risk areas.

In 2022, the Company vigorously promoted the informatization of risk management, actively applied the latest advanced technologies such as big data and artificial intelligence, and further optimized and upgraded the intelligent application of anti-money laundering in great depth, thus making significant breakthroughs in the intelligent identification of illegal fund-raising risks, monitoring of sale risk pre-warning, and risk management data mart. The informatization and intellectualization of risk management improved significantly, and the risk management capability of the Company reached a new level, which provided a strong support to the high-quality development of the Company.

Risk Identification and Control

The major risks of the Company in the course of business operation and management include insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk, liquidity risk, information safety risk and ESG risk.

Insurance Risk
Insurance risk refers to the risk that exposes insurance companies to unexpected losses due to the adverse deviation of the actual situation from the projections of assumptions such as loss ratio, expense rate and lapse rate.

The Company assessed and monitored insurance risks through sensitivity analysis and other actuarial appraisal methods, with a focus on the impact of mortality rate, morbidity rate, lapse rate and other relevant assumptions on the Company's operating results. The Company managed insurance risks through the following mechanisms and processes: (1) establishing an organizational structure and a system for insurance risk management, so that insurance risk management can be performed within a scientific, comprehensive and effective management system; (2) devising a system for risk limit indicators and carrying out normal monitoring analysis, so as to contain risks within a controllable range; (3) implementing an effective product development and management system to strictly control product pricing risks, and strengthening empirical analysis to offer support to pricing assumptions and assessing assumptions, in order to prevent and control insurance risks from the front end of products; (4) effectively guarding against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations; and (5) transferring and mitigating insurance risks through a scientific and reasonable reinsurance arrangement. In 2022, the Company managed insurance risks in a regulated and orderly manner, with sufficient and reasonable provisions of minimum capital for insurance risks. The Company will continuously keep a watch on the development trend of insurance risks and further enhance its capability of managing insurance risks.

Market Risk

Market risk refers to the risk that exposes the Company to unexpected losses due to adverse movement in (amongst others) interest rate, equity prices, real estate prices and exchange rate.

In order to address the market risks, the Company continued to pay attention to the risk exposures of interest rate, equity prices, real estate prices and exchange rate, monitored value at risk/mark to market (VaR/MTM), yield volatility, duration and other key market risk indicators on a regular basis, set up a 2-tier risk limit indicator and corresponding threshold values, carried out sensitivity analysis and stress test to measure the risk losses to the Company under stress scenarios, gave pre-warning of market risks and formulated contingency plans for emergencies. Currently, the proportion of each investment asset is in line with the requirements of the CBIRC and the internal management provisions of the Company. According to the results of the risk indicator monitoring and stress test, the market risk of the Company was within a normal controllable range. The Company primarily adopted the following risk control measures in 2022: (1) stepping up efforts on the study of macro economy, currency and financial policies to assess domestic and international economic and market trends in a timely manner; (2) reviewing the risks of major assets and the characteristics of their returns on a regular basis, so as to constantly optimize the model of assets allocation; (3) carrying out the effective management of open market equity exposure and making reasonable allocations; (4) increasing investment in interest rate bonds with long duration when appropriate opportunities arose, with a view to extending the duration of assets and narrowing the gap arising from the duration mismatch of assets and liabilities; (5) facilitating the establishment of systems to improve risk monitoring and pre-warning functions and simultaneously strengthening the emergency response mechanism for major emergencies in investment management; and (6) reinforcing efforts to identify and monitor investment concentration risk and diversifying risks in a reasonable manner.

Credit Risk

Credit risk refers to the risk that exposes the Company to unexpected losses due to non-performance or delay in the performance of contractual obligations by counterparties, or adverse changes in their credit standings.

The credit risks that the Company is exposed to mainly relate to investment deposits, bond investments, non-standard financial product investments and reinsurance arrangements, etc.

Credit Risk of Investment Business

To address the credit risks of investment business, the Company developed and continuously improved the organizational structure of credit risk management, and constantly optimized the process for credit risk management. Meanwhile, the Company established and made amendments to the management system and strengthened the implementation of such system pursuant to the regulatory requirements and management practices; strengthened the research on risks and kept on improving risk analysis, assessment, monitoring, pre-warning and emergency response standard. By relying on information technology, the Company consistently enhanced the standard of quantitative analysis on credit risks and diversified the methods used for risk management and control. The Company primarily adopted the following measures in 2022: (1) further improving the centralized credit rating process and system functions to enhance the credit risk management standard; (2) optimizing the credit risk limit management system in multiple dimensions to improve the mechanism for prevention of credit risks prior to investment; (3) strengthening the monitoring of credit risk indicators for the purposes of indicating risk exposure and any change of risk distribution in an effective manner and closely tracking down negative information; and (4) deepening efforts on the research of key industries and the credit risk outlook to enhance the capability of the Company in risk management and control during and after investment.

Reinsurance Credit Risk

Reinsurance credit risk refers to the credit risk that may possibly be faced by the Company in connection with the obligations to be undertaken by reinsurers due to their failure to perform reinsurance contracts. To address the reinsurance credit risks, the Company adopted the following measures: (1) properly setting self-retained risk limits through an effective reinsurance management system, and using reinsurance as an effective tool to transfer risks to reinsurers with a high level of solvency; (2) reviewing the relevant information of a reinsurer in the reinsurance registration system in strict compliance with the regulatory requirements prior to the execution of a reinsurance contract to ensure that the reinsurer in cooperation with the Company satisfies with the regulatory requirements; and (3) conducting credit assessment on reinsurers through internal rating to select reinsurers that have higher credit standing to mitigate credit risks.

Operational Risk

Operational risk refers to the risk of direct or indirect losses arising from incomplete internal operational processes, personnel, systems or external events.

The Company consistently implemented regulatory requirements and its operational risk management strategies, optimized the operational risk management system, and regulated the operational risk management processes, so as to enhance the effectiveness of operational risk management policies, systems and process management on an ongoing basis. The Company established an operational risk management system that combines three management tools, namely self-assessment of operational risk and its control, loss data room for operational risks and key risk indicators monitoring, and further reinforced the operational risk management at all levels of branches, so as to facilitate the vertical expansion of operational risk management network and achieve the integration of operational risk management and control with its business development. In the meanwhile, the Company reported operational risk governance to the senior management on a quarterly basis. The operational risk control measures adopted by the Company mainly included the following: (1) carrying out the classification management for operational risk and developing an operational risk management process compatible with the nature, scale and risk characteristics of the Company's business, including the identification, assessment, control, monitoring and reporting mechanisms; (2) establishing a loss data room for operational risks to carry out the loss data collection and analysis of operational risks on a regular basis; (3) establishing a key indicator room

for operational risks to organize regular monitoring of any risks that may cause losses and to take relevant control measures against them; (4) conducting self-assessments on the operational risk management and effect on a regular basis and identifying any issues in the management and control of operational risks, with a view to constantly increasing the capability of the Company in operational risk management; and (5) promoting a culture of operational risk management by organizing and conducting training courses on operational risk management. In 2022, the operational risk management was satisfactory, and losses from operational risks were controllable. With the continual improvement of the operational risk control system, the management foundation of the Company was strengthened consistently and the quality and efficiency of risk management were further enhanced.

Strategic Risk

Strategic risk refers to the risk of mismatch between strategies, market conditions and capabilities of the Company arising from ineffective formulation or implementation of strategies or changes in operational environment.

The Company set up a relatively well-developed system for strategic risk management, and established an organizational system for strategic risk management with the ultimate responsibility assumed by the Board, under the direct leadership of the management and with the division of labour and collaboration among the relevant functional departments. The Company also optimized the work mechanism and process for strategic study, formulation, implementation and assessment. By taking into full account various factors such as market conditions, risk preference, capital position and its own capabilities, the Company made planning for its medium- and long-term development and put the same into practice in annual business plans and work plans, so as to strengthen the formulation, approval, implementation and evaluation of whole process management of strategic and development planning. Meanwhile, the Company equipped with a professional team of talents and developed a scientific and efficient system for performance appraisal to strengthen the management of both business and investment strategies. The Company also created an indicator system for the daily monitoring of strategic risks to monitor and analyze strategic risks on a regular basis, which ensured an effective execution of the Company's strategic risk management. In 2022, the soundness of the Company's strategic risk management system and the effectiveness of its implementation were maintained, and the strategic risks were controllable in general.

Reputational Risk

Reputational risk refers to the risk of negative comments on the Company from stakeholders, the public and the media as a result of the behaviours of the Company's divisions at all levels, practitioners or external events, thereby causing losses, damaging brand value, being detrimental to the normal operation of the Company, and even affecting market and social stability. Reputational risk may exist in any aspect of the Company's operation and management. The Company highly values its reputation and has incorporated reputational risk management into the corporate governance and comprehensive risk management systems to prevent reputational risk.

In 2022, the Company made further improvement to its system for reputational risk management to optimize relevant working mechanism and further enhance the standard of reputational risk management. For the improvement of system establishment, a sound mechanism for the evaluation and responsibility attribution of reputational risk was established to consolidate the main management responsibilities. By practicing the reputational risk management concept focusing on precaution, the Company strengthened the governance of reputational risk sources, reviewed reputational risk management and any potential risks involved on a regular basis, and mitigated reputational risk in an active and effective manner, which avoided the occurrence of reputational risk incidents. The Company constantly proceeded with all tasks throughout the process, such as the identification, evaluation and disposal of reputational risk, so as to properly address and dispose of any reputational incidents and effectively protect brand reputation. The Company also offered training courses and exercises on reputational risk management in all aspects to raise the risk awareness of all employees, which helped cultivate a culture of reputational risk management.

Liquidity Risk

Liquidity risk refers to the risk that the Company does not have access to sufficient funds in time or at reasonable costs to meet its liabilities or other payment obligations as they become due.

The Company established a system for liquidity risk management to define the organizational structure and responsibilities of liquidity risk management. Further, the Company developed the processes covering the identification, evaluation, monitoring, response and disposal, reporting, and rectification of liquidity risk, and organized regular emergency exercises on liquidity risks. Overall, the liquidity risk of the Company was insignificant. The Company will constantly step up its effort on liquidity risk management pursuant to the regulatory requirements and its own regulations to ensure the performance of its obligation to give insurance benefits as scheduled.

Information Safety Risk

Information safety risk refers to the operational, legal and reputational risks caused by natural factors, human factors, technological loopholes or management defects in the process of applying information technology in the Company.

The Company attached great importance to information safety risk management. Firstly, the Company set up organizations to offer protection for information safety. It established an internet security and informationization commission as the body for leading and organizing the development of internet security and informationization of the Company in all aspects. An information safety professional committee was set up under the internet security and informationization commission to take the lead in the risk management of information safety of the Company. A working group of information safety was established at the headquarters level for the daily operation of information safety of the Company, whereas a leading group and working group of information safety were established at the level of branches and the divisions directly under the Company for the specific implementation of information safety. By assigning the duties of information safety to its different levels for implementation, the Company consolidated the responsibility of maintaining information safety at each level. Secondly, the Company developed various systems and strictly implemented such systems to ensure the standardization of information management. Thirdly, the Company optimized the safety management requirements for the full life cycle of its IT system. By conducting safety tests and quality checks on the IT system before and after it was put online, the Company consistently enhanced the safety of such system. The Company also formulated contingency plans of the IT system for regular exercises to enhance its emergency response capability to address cyber attacks or safety accidents. Through the application of new cutting-edge technologies such as cloud computing and big data in all aspects, the Company built a security situational awareness platform and developed an automatic joint control mechanism focusing on joint prevention and coordination of risks for the entire network with the help from the enterprise general control center, thus achieving the centralized analysis and coordinated disposal of various safety risks. In addition, the Company constantly stepped up efforts on, among others, awareness training, promotion and education, and phishing simulation for the safety awareness of employees to foster a corporate culture of "everyone places emphasis on safety". In 2022, there was no circumstance where the Company's operation was affected due to the breakdown of computers or security breach.

In 2022, the Company actively implemented the legal provisions of national laws such as the "Data Security Law" and the "Personal Information Protection Law" to strictly protect major data and personal information, so as to safeguard the legitimate rights and interests of customers. It continued to optimize its data governance structure and data management system or mechanism, refined the responsibilities of divisions at all levels for data management, established the unified standards for the management of data classification and categorization and a strategy for data security protection to define the targets to be protected for data security and the key areas for protection, implemented the classified security protection measures for the full life cycle such as the collection, transmission and storage of data in an efficient manner, and established a 3-dimensional data security protection system. Moreover, with the increased efforts on developing its data management capability, the Company was awarded the highest level certification under the Data Management Capability Maturity Assessment Model (DCMM), and consistently strengthened the management and control of data security, in order to ensure that the data of the Company was manageable and controllable.

ESG Risk
The Company assesses ESG material issues once a year in view of the external economic, social and macro environment as well as its own development strategy, discusses and determines the risks and opportunities faced by it in relation to ESG, and regards the management and escalation of key issues as its priority of work in ESG for the year. The Board of the Company reviews and confirms the assessment results, taking into consideration the key issues as part of its formulation of an overall strategy, and exercising its supervisory function with respect to the management of such issues and their performance. In 2022, the Company further strengthened its ESG risk management, through which five ESG risks were identified as follows: information safety risk, climate change risk, corruption risk, human resources and customer relationship management, and talent attraction and retention risk. The Company has devised the management strategy against the above risks in order to keep track with the risk development trend in a timely manner.

For other analysis on the insurance risk, market risk, credit risk and liquidity risk of the Company, please refer to the "Risk Management" section in the Notes to the Consolidated Financial Statements of this annual report.

It should be stated that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.



OTHER INFORMATION

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered Name in English	China Life Insurance Company Limited ("China Life")
Legal Representative	Bai Tao
Registered Office Address/ Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Investor Relations Hotline	86-10-63631241
Customer Service Hotline	95519
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628

CONTACT INFORMATION

	Board Secretary	Securities Representative
Name	Zhao Guodong	Li Yinghui
Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China
Telephone	86-10-63631241	86-10-63631191
Fax	86-10-66575112	86-10-66575112
Email	ir@e-chinalife.com	liyh@e-chinalife.com

* Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company's A Share Disclosure	China Securities Journal (www.cs.com.cn) Securities Times (www.stcn.com) Securities Daily (www.zqrb.cn)
CSRC's Designated Website for the Company's Annual Report Disclosure	www.sse.com.cn
The Company's H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company's website at www.e-chinalife.com
The Company's Annual Report may be obtained at	12/F, Tower A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code
A Share	Shanghai Stock Exchange	China Life	601628
H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
Domestic Legal Adviser	King & Wood Mallesons	
International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP
	Domestic Auditor	**International Auditor**
Auditors of the Company	PricewaterhouseCoopers Zhong Tian LLP	PricewaterhouseCoopers
	Address: 11/F, PricewaterhouseCoopers Center, 2 Link Suqare, 202 Hubin Road, Huangpu District, Shanghai, PRC	Address: 22/F, Prince's Building, Central, Hong Kong
	Name of the Signing Auditors: Zhou Xing, Huang Chen	Name of the Certified Auditor: Yip Siu Foon, Linda

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement	2022/1/9
2	Announcement on Election of Director to Act as Chairman	2022/1/13
3	Announcement of Premium Income	2022/1/14
4	Election of Language and Means of Receipt of Corporate Communication	2022/1/17
5	Reply Form	2022/1/17
6	Announcement – Connected Transaction – Capital Injection to CLP&C	2022/1/20
7	Announcement – Forfeiture of Unclaimed Dividends	2022/1/25
8	Announcement of Premium Income	2022/2/16
9	Announcement – Change of Composition of the Special Committees of the Board	2022/2/22
10	Announcement – Resignation of Chairman of the Board	2022/2/23
11	Announcement – Resignation of Independent Director	2022/3/7
12	Announcement – Nomination of Directors	2022/3/8
13	Notice of Board Meeting	2022/3/10
14	Election of Mr. Bai Tao as an Executive Director of the Seventh Session of the Board of Directors, Election of Mr. Huang Yiping as an Independent Director of the Seventh Session of the Board of Directors, Election of Ms. Chen Jie as an Independent Director of the Seventh Session of the Board of Directors, Outline of the "14th Five-Year" Development Plan of the Company and Notice of the First Extraordinary General Meeting 2022	2022/3/10
15	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2022 of the Company to be held on Wednesday, 27 April 2022	2022/3/10
16	Notice of the First Extraordinary General Meeting 2022	2022/3/10
17	Reply Slip of Holders of H Shares	2022/3/10
18	Notification Letter and Change Request Form to Registered Shareholders	2022/3/10
19	Notification Letter and Request Form to Non-Registered Shareholders	2022/3/10
20	Announcement of Premium Income	2022/3/11
21	Voluntary Announcement – Convening of 2021 Annual Results Briefing	2022/3/16
22	Announcement of Results for the Year Ended 31 December 2021	2022/3/24
23	China Life Insurance Company Limited 2021 Environmental, Social and Governance & Social Responsibility Report	2022/3/24
24	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2021)	2022/3/24
25	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/3/24
26	Final Dividend for the Year Ended 31 December 2021	2022/3/24
27	Announcement – Election of Employee Representative Supervisor	2022/4/1
28	Annual Report 2021	2022/4/13
29	Notice of Board Meeting	2022/4/13
30	Announcement of Premium Income	2022/4/13

Serial No.	Items	Date of disclosure
31	Reports of the Board of Directors and the Board of Supervisors for the year 2021, Financial Report and Profit Distribution Plan for the year 2021, Remuneration of Directors and Supervisors, Duty Report of the Independent Directors for the year 2021, Report on the Overall Status of Connected Transactions for 2021 and Notice of Annual General Meeting	2022/4/13
32	Notice of Annual General Meeting	2022/4/13
33	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 29 June 2022	2022/4/13
34	Reply Slip of H Share Shareholders	2022/4/13
35	Notification Letter and Change Request Form to Registered Shareholders	2022/4/13
36	Notification Letter and Request Form to Non-Registered Shareholders	2022/4/13
37	2022 First Quarter Report	2022/4/27
38	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2022	2022/4/27
39	Announcement – Change of Chairman of the Board	2022/4/27
40	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/4/27
41	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2022)	2022/4/28
42	Voluntary Announcement – Update on Status under Holding Foreign Companies Accountable Act	2022/5/5
43	Announcement of Premium Income	2022/5/13
44	Supplemental Notice of Annual General Meeting	2022/5/25
45	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 29 June 2022	2022/5/25
46	Notification Letter and Change Request Form to Registered Shareholders	2022/5/25
47	Notification Letter and Request Form to Non-Registered Shareholders	2022/5/25
48	Announcement – Change of Members of the Nomination and Remuneration Committee	2022/5/25
49	Announcement – Approval of Qualification as Chairman of the Board by the CBIRC and Resignation of Non-Executive Director	2022/6/2
50	Announcement of Premium Income	2022/6/13
51	Announcement on Approval of the Amendments to the Articles of Association by the CBIRC	2022/6/27
52	Articles of Association of China Life Insurance Company Limited	2022/6/27
53	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2022/6/29
54	Announcement of Results for the Year Ended 31 December 2021 (Updated)	2022/6/29
55	Announcement of Premium Income	2022/7/13
56	Announcement – Approval of Qualification as Independent Directors by the CBIRC and Resignation of Independent Directors	2022/7/18
57	Announcement – Approval of Qualification as Supervisor by the CBIRC and Resignation of Supervisor	2022/7/18
58	Announcement – Change of President and Nomination of Executive Director	2022/8/2

Serial No.	Items	Date of disclosure
59	Announcement – Election of Employee Representative Supervisor	2022/8/2
60	Announcement – Connected Transaction – Formation of Partnership	2022/8/2
61	Announcement of Premium Income	2022/8/12
62	Notice of Board Meeting	2022/8/12
63	Announcement of Intention to Delist American Depositary Shares from The New York Stock Exchange and Subsequent Arrangements	2022/8/12
64	Election of Mr. Zhao Peng as an Executive Director of the Seventh Session of the Board of Directors, Investment in Xincheng Phase II Fund and Notice of the Second Extraordinary General Meeting 2022	2022/8/15
65	Notice of the Second Extraordinary General Meeting 2022	2022/8/15
66	Form of Proxy of Holders of H Shares for use at the Second Extraordinary General Meeting 2022 of the Company to be held on Wednesday, 21 September 2022	2022/8/15
67	Reply Slip of Holders of H Shares	2022/8/15
68	Notification Letter and Change Request Form to Registered Shareholders	2022/8/15
69	Notification Letter and Request Form to Non-Registered Shareholders	2022/8/15
70	Voluntary Announcement – Convening of 2022 Interim Results Briefing	2022/8/16
71	Announcement of Unaudited Interim Results for the Six Months Ended 30 June 2022	2022/8/25
72	Summary of Solvency Quarterly Report of Insurance Company (Second Quarter of 2022)	2022/8/25
73	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/8/25
74	Announcement of Termination of American Depositary Shares Program	2022/9/2
75	Announcement of Premium Income	2022/9/14
76	2022 Interim Report	2022/9/15
77	Notification Letter and Change Request Form to Registered Shareholders	2022/9/15
78	Notification Letter and Request Form to Non-Registered Shareholders	2022/9/15
79	Announcement – Resolutions Passed at the Second Extraordinary General Meeting 2022	2022/9/21
80	Notice of Board Meeting	2022/10/17
81	Announcement of Premium Income	2022/10/17
82	Announcement – Approval of Qualification as President by the CBIRC	2022/10/19
83	2022 Third Quarter Report	2022/10/27
84	Voluntary Announcement – Convening of 2022 Third Quarter Results Briefing	2022/10/27
85	Announcement – Supplementary Information regarding Compensation of Directors, Supervisors and Senior Management Members in 2021	2022/10/27
86	Announcement – Renewal of Continuing Connected Transactions with AMP	2022/10/27
87	Announcement – Renewal of Continuing Connected Transactions under the Cooperation Framework Agreement for Investment Management with Insurance Funds	2022/10/27
88	Announcement – Connected Transaction – Acquisition of Equity Interest in China Life (Tianjin) Aged-care and Healthcare Investment Company Limited	2022/10/27

Serial No.	Items	Date of disclosure
89	Announcement – Nomination of Non-Executive Directors	2022/10/27
90	Announcement – Change of Person in Charge of Finance	2022/10/27
91	Summary of Solvency Quarterly Report of Insurance Company (Third Quarter of 2022)	2022/10/27
92	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/10/27
93	Announcement – Approval of Qualification as Director by the CBIRC and Resignation of Director	2022/11/2
94	Announcement – Approval of Qualification as Supervisor by the CBIRC	2022/11/2
95	Announcement – Resignation of Supervisor	2022/11/4
96	Election of Mr. Zhao Feng, Mr. Yu Shengquan and Ms. Zhuo Meijuan as Non-executive Directors of the Seventh Session of the Board of Directors and Notice of the Third Extraordinary General Meeting 2022	2022/11/9
97	Notice of the Third Extraordinary General Meeting 2022	2022/11/9
98	Form of Proxy of Holders of H Shares for use at the Third Extraordinary General Meeting 2022 of the Company to be held on Thursday, 15 December 2022	2022/11/9
99	Notification Letter and Change Request Form to Registered Shareholders	2022/11/9
100	Notification Letter and Request Form to Non-Registered Shareholders	2022/11/9
101	Announcement of Premium Income	2022/11/11
102	Announcement of Premium Income	2022/12/13
103	Announcement – Resolutions Passed at the Third Extraordinary General Meeting 2022	2022/12/15
104	Announcement – Renewal of Continuing Connected Transactions under Asset Management Agreements	2022/12/15

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[7]	China Life Insurance Company Limited and its subsidiaries
CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company
AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company
Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company
China Life AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company
CGB	China Guangfa Bank Co., Ltd., an associate of the Company
CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC
CLI	China Life Investment Management Company Limited, a wholly-owned subsidiary of CLIC
China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC
Ministry of Finance	Ministry of Finance of the People's Repulic of China
CBIRC	China Banking and Insurance Regulatory Commission
CSRC	China Securities Regulatory Commission
HKSE	The Stock Exchange of Hong Kong Limited
SSE	Shanghai Stock Exchange
Company Law	Company Law of the People's Republic of China
Insurance Law	Insurance Law of the People's Republic of China
Securities Law	Securities Law of the People's Republic of China
Articles of Association	Articles of Association of China Life Insurance Company Limited
C-ROSS (Phase II) Regulation	Solvency Regulatory Rules II for Insurance Companies
China or PRC	For the purpose of this report, "China" or "PRC" refers to the People's Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region
ESG	Environment, Social and Governance
RMB	Renminbi Yuan

Material Risk Alert:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk, liquidity risk, information safety risk and ESG risk, etc. The Company has adopted various measures to manage and control different risks effectively. For details, please refer to the "Future Prospect" in the section headed "Management Discussion and Analysis" and the "Internal Control and Risk Management" in the section headed "Corporate Governance" of this report.

---

[7] Except for "the Company" referred to in the Consolidated Financial Statements.

FINANCIAL REPORT

Independent Auditor's Report



To the Shareholders of China Life Insurance Company Limited
(incorporated in the People's Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Life Insurance Company Limited (the "Company") and its subsidiaries (the "Group") which are set out on pages 124 to 244, which comprise:

- the consolidated statement of financial position as at 31 December 2022;

- the consolidated statement of comprehensive income for the year then ended;

- the consolidated statement of changes in equity for the year then ended;

Independent Auditor's Report (continued)

OPINION (continued)

What we have audited (continued)

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Long-term insurance contract liabilities

- Impairment tests for investments in associates and joint ventures

- Fair value of level 3 financial assets

KEY AUDIT MATTERS (continued)

Key Audit Matter	How our audit addressed the Key Audit Matter

Long-term insurance contract liabilities

Refer to Notes 2.12 and 15 to the consolidated financial statements.

At 31 December 2022, the Group had long-term insurance contract liabilities with the amount of RMB3,840,899 million, accounting for 79.90% of the Group's total liabilities.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts which includes a reasonable estimate of liability, a risk margin and a residual margin.

We have identified the Group's long-term insurance contract liabilities as a key audit matter due to:

- The complexity of the actuarial models to develop the reserve of long-term insurance contracts;

- Significant judgements involved in the actuarial assumptions related to mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions. Changes in these assumptions could have significant effects on long-term insurance contract liabilities.

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group's long-term insurance contract liabilities estimation processes, including controls over management's review of the actuarial models, the actuarial assumptions, the actuarial methodologies and the data inputs used.

With the assistance of our actuarial experts, we performed the following audit procedures:

- Comparing the methodologies, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices;

- Testing the completeness and accuracy of the underlying insurance policy data used in the valuation on a sample basis;

- Assessing the reasonableness of the actuarial assumptions by considering the Group's rationale for the actuarial judgements applied along with comparison to industry data and historical experience;

- Performing an independent actuarial modelling and recalculation of the long-term insurance contract liabilities on a sample basis and comparing our result to the result from the Group's actuarial models;

- Performing analytical procedures over the movement of long-term insurance contract liabilities considering the appropriateness of changes in the actuarial assumptions in the reporting period.

Based on the above procedures, we found that the actuarial models applied and key assumptions adopted to estimate the reserve for long-term insurance contracts were supportable by the evidence we gathered.

Independent Auditor's Report (continued)

KEY AUDIT MATTERS (continued)

Key Audit Matter	How our audit addressed the Key Audit Matter

Impairment tests for investments in associates and joint ventures

Refer to Notes 3.3 and 9 to the consolidated financial statements.

At 31 December 2022, the Group held investments in associates and joint ventures, with a carrying value of RMB261,179 million, accounting for 4.97% of the Group's total assets.

According to the impairment testing results performed by the Group, RMB3,150 million impairment loss was recognised for the year ended 31 December 2022. The Group had accumulatively recognised impairment provision of RMB6,367 million by the end of 2022 on these investments.

We have identified the impairment tests for investments in associates and joint ventures as a key audit matter due to the significant estimates and judgements involved in management's assessment including discount rates and expected future cash flows.

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group's impairment tests for these investments, including controls over management's review of the impairment test methodology and the significant assumptions used in the valuation.

With the assistance of our valuation experts, we performed the following audit procedures:

- Evaluating the appropriateness of the Group's impairment methodology by referring to valuation principles and industry practices;

- Comparing the discount rates used by the Group in the impairment tests with the discount rates developed by using the weighted average cost of capital model;

- Testing the completeness and accuracy of the underlying key data used by the Group in the cash flows projections;

- Comparing the significant assumptions used by the Group in the impairment tests to the historical business results of these investments and industry data to assess the reasonableness of the assumptions used.

Based on the above procedures, we found that the significant estimates and judgements involved in impairment tests for investments in associates and joint ventures were supportable by the evidence we gathered.

Independent Auditor's Report _(continued)

KEY AUDIT MATTERS (continued)

Key Audit Matter	**How our audit addressed the Key Audit Matter**
Fair value of level 3 financial assets	
Refer to Note 4.4 to the consolidated financial statements.	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group's fair value measurement of level 3 financial assets, including controls over management's review of the valuation techniques, the significant assumptions and the significant unobservable inputs used in the fair value measurements.
At 31 December 2022, the Group held level 3 financial assets measured at fair value, with a carrying value of RMB396,153 million, accounting for 7.54% of the Group's total assets.	
These level 3 financial assets primarily include unlisted equity securities and unlisted debt securities, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss. The fair values of these financial assets are measured using valuation techniques based on significant unobservable inputs.	With the assistance of our valuation experts, we performed the following audit procedures:
We have identified the fair value of the Group's level 3 financial assets as a key audit matter due to the significant estimates and judgements involved in the determination of valuation techniques, significant assumptions and significant unobservable inputs.	• Evaluating the appropriateness of the Group's valuation techniques, significant assumptions by referring to industry practices and valuation principles;
	• Testing the significant unobservable inputs used by the Group in determining the fair values and assessing the reasonableness of these inputs by comparing them to information available from third-party sources or market data;
	• Independently developing fair value estimates and comparing them to the Group's valuation results on a sample basis.
	Based on the above procedures, we found that the significant estimates and judgements involved in determining the fair value of level 3 financial instruments were supportable by the evidence we gathered.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor's Report (continued)

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is *Yip Siu Foon, Linda*.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
29 March 2023

Consolidated Statement of Financial Position

As at 31 December 2022

	Notes	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million (Restated Note 35(f)[(i)])
ASSETS			
Property, plant and equipment	6	54,559	55,632
Right-of-use assets	7	1,810	2,518
Investment properties	8	13,193	13,374
Investments in associates and joint ventures	9	261,179	257,953
Held-to-maturity securities	10.1	1,574,204	1,533,753
Loans	10.2	596,490	666,087
Term deposits	10.3	485,567	529,488
Statutory deposits – restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,738,108	1,429,287
Securities at fair value through profit or loss	10.6	223,790	206,771
Securities purchased under agreements to resell	10.7	38,533	12,915
Accrued investment income	10.8	52,451	51,097
Premiums receivable	12	19,697	20,361
Reinsurance assets	13	7,840	6,630
Other assets	14	28,333	39,701
Deferred tax assets	29	22,307	121
Cash and cash equivalents		127,594	60,459
Total assets		**5,251,988**	4,892,480

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position (continued)

	Notes	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million (Restated Note 35(f)(i))
LIABILITIES AND EQUITY			
Liabilities			
Insurance contracts	15	**3,880,160**	3,419,899
Investment contracts	16	**374,749**	313,594
Policyholder dividends payable		**96,682**	124,949
Interest-bearing loans and borrowings	17	**12,774**	19,222
Lease liabilities		**1,569**	2,182
Bonds payable	18	**34,997**	34,994
Financial liabilities at fair value through profit or loss		**3,344**	3,416
Securities sold under agreements to repurchase	19	**148,958**	239,446
Annuity and other insurance balances payable		**60,819**	56,818
Premiums received in advance		**50,830**	48,699
Other liabilities	20	**141,122**	134,059
Deferred tax liabilities	29	**272**	7,481
Current income tax liabilities		**238**	248
Statutory insurance fund	21	**353**	339
Total liabilities		**4,806,867**	4,405,346
Equity			
Share capital	36	**28,265**	28,265
Reserves	37	**206,216**	249,755
Retained earnings		**201,688**	201,041
Attributable to equity holders of the Company		**436,169**	479,061
Non-controlling interests		**8,952**	8,073
Total equity		**445,121**	487,134
Total liabilities and equity		**5,251,988**	4,892,480

Approved and authorised for issue by the Board of Directors on 29 March 2023.

Bai Tao	**Zhao Peng**
Director	*Director*

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2022

	Notes	2022 RMB million	2021 RMB million (Restated Note 35(f)[i])
REVENUES			
Gross written premiums	5	**615,190**	618,327
Less: premiums ceded to reinsurers		**(8,270)**	(8,015)
Net written premiums		**606,920**	610,312
Net change in unearned premium reserves		**905**	939
Net premiums earned		**607,825**	611,251
Investment income	22	**186,629**	178,387
Net realised gains on financial assets	23	**12,707**	20,344
Net fair value gains through profit or loss	24	**(12,156)**	4,943
Other income		**9,383**	10,008
Total revenues		**804,388**	824,933
BENEFITS, CLAIMS AND EXPENSES			
Insurance benefits and claims expenses			
Life insurance death and other benefits	25	**(119,369)**	(121,354)
Accident and health claims and claim adjustment expenses	25	**(51,311)**	(55,030)
Increase in insurance contract liabilities	25	**(461,298)**	(442,370)
Investment contract benefits	26	**(13,340)**	(10,628)
Policyholder dividends resulting from participation in profits		**(20,685)**	(26,511)
Underwriting and policy acquisition costs		**(54,777)**	(65,744)
Finance costs	27	**(4,863)**	(5,598)
Administrative expenses		**(39,874)**	(40,867)
Statutory insurance fund contribution	21	**(1,314)**	(1,253)
Other expenses		**(13,994)**	(15,566)
Total benefits, claims and expenses		**(780,825)**	(784,921)
Net gains on investments of associates and joint ventures	9	**484**	10,328
Including: share of profit of associates and joint ventures		**3,628**	10,328
Profit before income tax	28	**24,047**	50,340
Income tax	29	**9,467**	1,917
Net profit		**33,514**	52,257
Attributable to:			
– Equity holders of the Company		**32,082**	50,766
– Non-controlling interests		**1,432**	1,491
Basic and diluted earnings per share	31	**RMB1.14**	RMB1.80

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
		(Restated Note 35(f)[(i)])
Other comprehensive income		
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:		
Fair value gains/(losses) on available-for-sale securities	(83,730)	17,065
Amount transferred to net profit from other comprehensive income	(11,386)	(21,722)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity	26,123	(1,793)
Share of other comprehensive income of associates and joint ventures under the equity method	(3,104)	1,260
Exchange differences on translating foreign operations	1,138	(398)
Income tax relating to components of other comprehensive income	17,348	1,098
Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(53,611)	(4,490)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:		
Share of other comprehensive income of associates and joint ventures under the equity method	(1,625)	(59)
Other comprehensive income for the year, net of tax	(55,236)	(4,549)
Total comprehensive income for the year, net of tax	(21,722)	47,708
Attributable to:		
– Equity holders of the Company	(23,070)	46,203
– Non-controlling interests	1,348	1,505

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2022

	Attributable to equity holders of the Company			Non–controlling interests	Total
	Share capital	Reserves	Retained earnings		
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 36)	(Note 37)			
As at 1 January 2021 (Restated Note 35(f)(i))	28,265	238,635	183,787	6,881	457,568
Net profit	–	–	50,766	1,491	52,257
Other comprehensive income	–	(4,608)	–	14	(4,594)
Total comprehensive income	–	(4,608)	50,766	1,505	47,663
Transactions with owners					
Appropriation to reserves (Note 37)	–	15,378	(15,378)	–	–
Dividends declared (Note 33)	–	–	(18,089)	–	(18,089)
Dividends to non-controlling interests	–	–	–	(359)	(359)
Reserves to retained earnings (Note 37)	–	45	(45)	–	–
Others	–	305	–	46	351
Total transactions with owners	–	15,728	(33,512)	(313)	(18,097)
As at 31 December 2021 (Restated Note 35(f)(i))	28,265	249,755	201,041	8,073	487,134
As at 1 January 2022 (Restated Note 35(f)(i))	**28,265**	**249,755**	**201,041**	**8,073**	**487,134**
Net profit	–	–	32,082	1,432	33,514
Other comprehensive income	–	(55,152)	–	(84)	(55,236)
Total comprehensive income	–	(55,152)	32,082	1,348	(21,722)
Transactions with owners					
Appropriation to reserves (Note 37)	–	13,137	(13,137)	–	–
Dividends declared (Note 33)	–	–	(18,372)	–	(18,372)
Dividends to non-controlling interests	–	–	–	(469)	(469)
Reserves to retained earnings (Note 37)	–	(74)	74	–	–
Others	–	(1,450)	–	–	(1,450)
Total transactions with owners	–	11,613	(31,435)	(469)	(20,291)
As at 31 December 2022	**28,265**	**206,216**	**201,688**	**8,952**	**445,121**

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
		(Restated Note 35(f)[(i)])
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before income tax	**24,047**	50,340
Adjustments for:		
Investment income	**(186,629)**	(178,387)
Net realised and unrealised gains on financial assets	**(551)**	(25,287)
Insurance contracts	**459,988**	445,472
Depreciation and amortisation	**5,291**	5,328
Foreign exchange losses/(gains)	**69**	(645)
Net gains on investments of associates and joint ventures	**(484)**	(10,328)
Changes in operating assets and liabilities:		
Increase in securities at fair value through profit or loss, net	**(35,286)**	(44,527)
Financial liabilities at fair value through profit or loss	**3,175**	(1,478)
Receivables and payables	**75,266**	47,241
Income tax paid	**982**	(5,862)
Interest received – securities at fair value through profit or loss	**5,401**	3,753
Dividends received – securities at fair value through profit or loss	**699**	826
Net cash inflow/(outflow) from operating activities	**351,968**	286,446
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposals and maturities:		
Disposals of debt investments	**168,656**	37,708
Maturities of debt investments	**309,801**	196,596
Disposals of equity investments	**513,350**	385,308
Disposals of property, plant and equipment	**363**	341
Disposals of subsidiaries	**4,395**	559
Purchases:		
Debt investments	**(519,495)**	(745,973)
Equity investments and subsidiaries	**(819,785)**	(409,676)
Property, plant and equipment	**(3,076)**	(5,583)
Investments in associates and joint ventures	**(5,436)**	(7,072)
Decrease in term deposits, net	**44,273**	17,748
Increase in securities purchased under agreements to resell, net	**(27,327)**	(2,804)
Interest received	**153,194**	142,311
Dividends received	**34,330**	32,177
Increase in policy loans, net	**(18,198)**	(35,479)
Net cash inflow/(outflow) from investing activities	**(164,955)**	(393,839)

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2022

	2022	2021
	RMB million	RMB million
		(Restated Note 35(f)[i])
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase/(Decrease) in securities sold under agreements to repurchase, net	(90,711)	117,211
Interest paid	(7,545)	(8,219)
Repayment of borrowings	(8,275)	(11)
Dividends paid to equity holders of the Company	(18,372)	(18,089)
Dividends paid to non-controlling interests	(469)	(372)
Cash received from borrowings	688	116
Payment of lease liabilities	(1,307)	(1,517)
Capital injected into subsidiaries by non-controlling interests	5,896	22,850
Cash paid related to other financing activities	–	(750)
Net cash inflow/(outflow) from financing activities	**(120,095)**	111,219
Foreign exchange gains/(losses) on cash and cash equivalents	**217**	(71)
Net increase in cash and cash equivalents	**67,135**	3,755
Cash and cash equivalents		
Beginning of the year	**60,459**	56,704
End of the year	**127,594**	60,459
Analysis of balances of cash and cash equivalents		
Cash at banks and in hand	123,142	60,275
Short-term bank deposits	4,452	184

The notes on pages 131 to 244 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the "Company") was established in the People's Republic of China ("China" or the "PRC") on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company ("CLIC", formerly China Life Insurance Company) and its subsidiaries (the "Restructuring"). The Company and its subsidiaries are hereinafter collectively referred to as the "Group". The Group's principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People's Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

In August 2022, the Company has applied for the voluntary delisting of its American depositary shares ("ADSs") from the New York Stock Exchange (the "NYSE"). The last day of trading of the Company's ADSs on the NYSE was 1 September 2022 (U.S. Eastern time) and the delisting of the Company's ADSs has taken effect on 2 September 2022 (U.S. Eastern time).

These consolidated financial statements are presented in millions of Renminbi ("RMB million") unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 29 March 2023.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs"), amendments to IFRSs and interpretations issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1 New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 3	*Update Reference to the Conceptual Framework*	1 January 2022
Amendments to IAS 16	*Property, Plant and Equipment: Proceeds before intended use*	1 January 2022
Amendments to IAS 37	*Onerous Contracts – Cost of Fulfilling a Contract*	1 January 2022
Annual improvements	*Annual Improvements to IFRS Standards 2018-2020 Cycle*	1 January 2022

These amendments did not have any significant impact on the financial position and performance of the Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of preparation (continued)

2.1.2 New accounting standards and amendments that are effective for the financial year ended 31 December 2022 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	*Financial Instruments*	1 January 2018

IFRS 9 – *Financial Instruments*

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 *Financial Instruments* with IFRS 4 *Insurance Contracts* ("IFRS 4 Amendment") to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 34 for more details.

Classification and measurement
IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2022 and made relevant disclosures in Note 34.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income ("OCI"). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

The Group expects the presentation using IFRS 9 to result in an increase in financial assets measured at fair value at 1 January 2023, which will be more exposed to capital market fluctuations.

Impairment
IFRS 9 replaces the "incurred loss" model with the "expected credit loss" model which is designed to include forward-looking information. The Group expects that the provision for debt instruments of the Group under the "expected credit loss" model would be larger than that under the previous "incurred loss" model.

Notes to the Consolidated Financial Statements (continued)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of preparation (continued)

2.1.2 New accounting standards and amendments that are effective for the financial year ended 31 December 2022 but temporary exemption is applied by the Group (continued)

IFRS 9 – *Financial Instruments* (continued)

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group's consolidated financial statements.

The Group will adopt IFRS 9 on 1 January 2023.The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. The Group does not intend to restate comparatives.

2.1.3 New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 17	*Insurance Contracts*	1 January 2023
Amendments to IAS 12	*Deferred Tax related to Assets and Liabilities arising from a Single Transaction*	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	*Disclosure of Accounting Policies*	1 January 2023
Amendments to IAS 8	*Definition of Accounting Estimates*	1 January 2023
Amendments to IAS 1	*Classification of Liabilities as Current or Non-current*	1 January 2024
Amendments to IAS 1	*Non-current Liabilities with Covenants*	1 January 2024
Amendments to IFRS 16	*Lease Liability in a Sale and Leaseback*	1 January 2024
Amendments to IFRS 10 and IAS 28 Amendments	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – *Insurance Contracts*

In May 2017, the IASB issued IFRS 17 *Insurance Contracts*, a comprehensive new accounting standard for insurance contracts covering recognition, measurement, presentation and disclosure, which replaces IFRS 4 *Insurance Contracts*. In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023.

The Group will adopt IFRS 17 for the preparation and disclosure of financial reports on 1 January 2023. The expected impact on the Group's shareholders' equity at 1 January 2023 is mainly due to these changes in IFRS 17 compared to IFRS 4, as follows:

- It provides a comprehensive general model for insurance contracts, and the measurement is based on the building blocks of discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin representing the unearned profit of the contract. It also provides the variable fee approach for insurance contracts with direct participation features and the premium allocation approach mainly for short-duration;

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of preparation (continued)

2.1.3 New accounting standards and amendments that are effective for the financial year ended 31 December 2022 but temporary exemption is applied by the Group (continued)

IFRS 17 – *Insurance Contracts* (continued)

- The fulfilment cash flows include the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

- A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

- Certain changes in the fulfilment cash flows relating to future service adjusts the carrying amount of the contractual service margin at the end of the reporting period, and thereby will be recognised in profit or loss over the remaining coverage period;

- The discount rate assumption is determined based on observable current market situation that reflect the characteristics of the insurance contract. The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

- The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

- Amounts that the entity will repay to policyholders, regardless of whether an insured event occurs (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

- Variable fee approach should be adopted for insurance contracts with direct participation features where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity's share of the fair value changes of the underlying items is included in the CSM;

- An entity may simplify the measurement of a group of insurance contracts using the premium allocation approach if and only if the entity reasonably expects that such simplification would produce a measurement of the liability for remaining coverage for the group that would not differ materially from the one that would be produced applying the general model or the coverage period of each contract in the group is one year or less at the inception of the group;

- Insurance revenue, insurance service expenses and insurance finance income and expenses are presented separately;

- Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

For insurance contracts with accounting treatments that are inconsistent with the provisions of IFRS 17 prior to 1 January 2022, the Group will adopt retrospective approach. When full retrospective approach is impracticable, the Group will adopt modified retrospective approach or fair value approach.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

Notes to the Consolidated Financial Statements (continued)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2022. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

- power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

- exposure, or rights, to variable returns from its involvement with the investee; and

- the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- the contractual arrangement with the other vote holders of the investee;

- rights arising from other contractual arrangements; and

- the Group's voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

- derecognises the assets (including goodwill) and liabilities of the subsidiary;

- derecognises the carrying amount of any non-controlling interests;

- derecognises the cumulative translation differences recorded in equity;

- recognises the fair value of the consideration received;

- recognises the fair value of any investment retained;

- recognises any surplus or deficit in profit or loss; and

- reclassifies the Group's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company. The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company's perspective. No amount is recognised for goodwill or excess of the Group's interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company's interest. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and other costs incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company's statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

2.3 Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company's statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

Notes to the Consolidated Financial Statements (continued)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4 Segment reporting

The Group's operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker-president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5 Foreign currency translation

The Company's functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6 Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

	Estimated useful lives
Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Property, plant and equipment (continued)

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

2.7 Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of a time, the Group assesses whether, throughout the period of use, the lessee has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

As a lessee

Initial measurement

At the commencement date of the lease, the Group recognises right-of-use assets representing the right to use the leased assets, including buildings and land use rights, etc. The Group measures the lease liability at the present value of the lease payments that are not paid at that date, except for short-term leases and leases of low-value assets. In calculating the present value of the lease payments, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its own incremental borrowing rate.

The lease term is the non-cancellable period of a lease when the Group has the right to use lease assets. When the Group has an option to extend a lease and is reasonably certain to exercise that option to extend a lease, the lease term also comprises the periods covered by the option to extend the lease. When the Group has an option to terminate the lease and is reasonably certain not to exercise that option, the lease term also comprises the periods covered by the option to terminate the lease. The Group reassesses whether it is reasonably certain to exercise an extension option, to exercise a purchase option or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that are within the control of the Group and affects whether the Group is reasonably certain to exercise the commensurate options.

Subsequent measurement

The Group applies the straight-line method in depreciating the right-of-use assets. If it is reasonably certain that ownership of a leased asset transfers to the Group at the end of the lease term, the leased asset is depreciated under the remaining useful life of the asset. If it cannot be reasonably determined that ownership of a leased asset transfers to the Group at the end of the lease term, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Group uses a constant periodic rate of interest to calculate interest on the lease liability in each period during the lease term and recognises the interest in profit or loss.

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7 Leases (continued)

As a lessee (continued)

Subsequent measurement (continued)

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability and adjust the carrying amount of right-of-use asset accordingly. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group assesses whether there is any indication that a right-of-use asset may be impaired at the end of reporting period. If any such indication exists, the Group performs the impairment test. An impairment loss is recognised in net profit for the amount by which the carrying amount of the right-of-use asset exceeds its recoverable amount, which is the higher of the right-of-use asset's net selling price and value in use.

As a lessor

At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

2.8 Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Financial assets

2.9.a Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group's investments in securities fall into the following four categories:

(i) Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii) Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans,securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.9.b Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Financial assets (continued)

2.9.b Recognition and measurement (continued)

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.9.c Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impaired. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

- significant financial difficulty of the issuer or debtor;

- a breach of contract, such as a default or delinquency in payments;

- it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

- the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

- the market price of the equity securities was more than 50% below their cost at the reporting date;

- the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

- the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities' effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.10 Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- in the principal market for the asset or liability, or

- in the absence of a principal market, in the most advantageous market for the asset or liability.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Fair value measurement (continued)

The principal or the most advantageous market must be accessible by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 8, 11 and 41(c) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.11 Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.12 Insurance contracts and investment contracts

2.12.1 Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature ("DPF"). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.12.2 Insurance contracts

2.12.2.a Recognition and measurement

(i) Short-term insurance contracts
Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12 Insurance contracts and investment contracts (continued)

2.12.2 Insurance contracts (continued)

2.12.2.a Recognition and measurement (continued)

(ii) Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

(a) The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

- guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

- additional non-guaranteed benefits, such as policyholder dividends; and

- reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group's expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group's historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b) Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c) The Group has considered the impact of time value on the reserve calculation for insurance contracts.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12 Insurance contracts and investment contracts (continued)

2.12.2 Insurance contracts (continued)

2.12.2.a Recognition and measurement (continued)

(iii) Universal life contracts and unit-linked contracts
Universal life contracts and unit-linked contracts are unbundled into the following components:

- insurance components
- non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.12.3), which are stated in the investment contract liabilities.

2.12.2.b Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.12.2.c Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.12.3 Investment contracts

For investment contracts with or without DPF, the Company's policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.12.4 DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividends payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.14 Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group's policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.15 Bonds payable

Bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.16 Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.17 Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans for full-time employees. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Group is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the plan at fixed rates of the employees' salary costs. Contributions made by the Group under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Group in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

Notes to the Consolidated Financial Statements (continued)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Employee benefits (continued)

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

2.18 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.19 Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.20 Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase, interest-bearing loans, borrowings and lease liabilities are recognised within finance costs in net profit using the effective interest rate method.

2.21 Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Current and deferred income taxation (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.22 Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.23 Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's consolidated financial statements in the year in which the dividends are approved by the Company's equity holders.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1 Estimates of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, expense assumptions and policy dividend assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, expenses assumption and policy dividend assumptions) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 15.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2 Financial instruments

The Group's principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.9.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

- debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

- equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

- securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

- fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3 Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows.

3.4 Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5 Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2022, the Group has consolidated some funds issued and managed by the Company's subsidiary, China Life AMP Asset Management Company ("CL AMP"), some debt investment schemes and asset management products issued and managed by the Company's subsidiary, China Life Asset Management Company Limited ("AMC") and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 41(d) for the details.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

4 RISK MANAGEMENT

Risk management is carried out by the Company's Risk Management Committee under policies approved by the Company's Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1 Insurance risk

4.1.1 Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group's direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

Notes to the Consolidated Financial Statements (continued)

4 RISK MANAGEMENT (continued)

4.1 Insurance risk (continued)

4.1.2 Concentration of insurance risks

Insurance operations of the Group are mainly located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group's major products of long-term insurance contracts:

Product name	For the year ended 31 December			
	2022		2021	
	RMB million	%	RMB million	%
Premiums of long-term insurance contracts				
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	39,846	7.37%	40,851	7.52%
Kang Ning Whole Life (b)	13,247	2.45%	15,430	2.84%
Fu Lu Shuang Xi Participating Endowment (c)	9,379	1.73%	11,190	2.06%
Xin Ru Yi Annuity(Platinum Version) (d)	8,545	1.58%	8,781	1.62%
Hong Ying Participating Endowment (e)	31	0.01%	66	0.01%
Others (f)	469,878	86.86%	466,656	85.95%
Total	**540,926**	**100.00%**	542,974	100.00%
Insurance benefits of long-term insurance contracts				
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	109	0.13%	67	0.08%
Kang Ning Whole Life (b)	5,453	6.27%	5,653	6.70%
Fu Lu Shuang Xi Participating Endowment (c)	3,800	4.37%	3,061	3.63%
Xin Ru Yi Annuity(Platinum Version) (d)	3,391	3.90%	3,473	4.11%
Hong Ying Participating Endowment (e)	7,581	8.72%	10,315	12.22%
Others (f)	66,630	76.61%	61,849	73.26%
Total	**86,964**	**100.00%**	84,418	100.00%

Product name	As at 31 December 2022		As at 31 December 2021	
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts				
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	116,400	3.03%	73,283	2.17%
Kang Ning Whole Life (b)	386,218	10.06%	365,246	10.81%
Fu Lu Shuang Xi Participating Endowment (c)	181,523	4.73%	173,942	5.15%
Xin Ru Yi Annuity(Platinum Version) (d)	119,655	3.12%	110,063	3.26%
Hong Ying Participating Endowment (e)	7,069	0.18%	14,479	0.43%
Others (f)	3,030,034	78.88%	2,642,590	78.18%
Total	**3,840,899**	**100.00%**	3,379,603	100.00%

4 RISK MANAGEMENT (continued)

4.1 Insurance risk (continued)

4.1.2 Concentration of insurance risks (continued)

(a) Xin Xiang Zhi Zun Annuity (Celebration Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 68-year-old. From the first effective date after the fifth policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 60% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(b) Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years and the payment methods of insurance are divided into single payment, annual payment, and semi-annual payment. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(c) Fu Lu Shuang Xi Participating Endowment is a participating insurance contract with the options for regular premium of 3 years, 5 years and 10 years paid annually, semiannually, quarterly or monthly. Its insured period extends from the effective date of the insurance contract to the corresponding date of the year when the policyholders turn 75-year-old. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Starting from the effective date of the insurance contract, the survival benefit is paid every two policy years on the corresponding date at 10% of the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at death benefit amount. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at maturity benefit amount.

4 RISK MANAGEMENT (continued)

4.1 Insurance risk (continued)

4.1.2 Concentration of insurance risks (continued)

(d) Xin Ru Yi Annuity (Platinum Version) is an annuity-type insurance contract with annual premium payment method and three types of premium payment periods: three years, five years and ten years. The insurance period is from the effective date of the contract to the effective date of the year when the insured reaches the age of eighty. Any person born above 28 days and under 70 years of age and in good health can be the insured person. If the insured person survives until the annual effective date from the effective date to the agreed annuity date, the first survival benefit will be paid at 10% of the first premium paid; the subsequent annual survival benefit will be paid at the basic insurance amount. If the insured person survives to the annual effective date from the agreed annuity commencement date to the annual effective date when the insured person reaches the age of 80, the first annuity payment will be made at 110% of the basic insurance amount; each subsequent annuity payment will be increased by 10% of the basic insurance amount on top of the previous payment amount. The maturity benefit is paid according to the premiums paid (without interest). The death benefit is paid at the greater of the premiums paid (without interest) and the cash value of the contract at the time of the insured's death.

(e) Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

(f) Others consist of various long-term insurance contracts with no significant concentration.

4.1.3 Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company's actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB42,364 million or RMB44,114 million (as at 31 December 2021: RMB39,459 million or RMB40,963 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,888 million or RMB1,948 million higher or lower, respectively (as at 31 December 2021: RMB399 million or RMB472 million higher or lower).

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB147,880 million or RMB167,301 million (as at 31 December 2021: RMB130,439 million or RMB152,136 million) higher or lower, respectively.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

4 RISK MANAGEMENT (continued)

4.1 Insurance risk (continued)

4.1.3 Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB725 million (as at 31 December 2021: RMB740 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

| | Short-term insurance contracts (accident year) | | | | | |
Estimated claims expenses	2018	2019	2020	2021	2022	Total
			RMB Million			
Year end	40,601	49,727	52,589	56,938	54,497	
1 year later	42,785	51,051	52,057	56,502		
2 years later	41,945	50,972	51,597			
3 years later	41,945	51,009				
4 years later	41,945					
Estimated accumulated claims expenses	41,945	51,009	51,597	56,502	54,497	255,550
Accumulated claims expenses paid	(41,945)	(50,494)	(50,447)	(52,985)	(33,526)	(229,397)
Unpaid claims expenses	–	515	1,150	3,517	20,971	26,153

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

| | Short-term insurance contracts (accident year) | | | | | |
Estimated claims expenses	2018	2019	2020	2021	2022	Total
			RMB Million			
Year end	40,157	49,175	51,994	55,862	52,657	
1 year later	42,280	50,414	51,260	54,985		
2 years later	41,442	50,315	50,766			
3 years later	41,442	50,340				
4 years later	41,442					
Estimated accumulated claims expenses	41,442	50,340	50,766	54,985	52,657	250,190
Accumulated claims expenses paid	(41,442)	(49,840)	(49,648)	(51,567)	(32,276)	(224,773)
Unpaid claims expenses	–	500	1,118	3,418	20,381	25,417

Notes to the Consolidated Financial Statements (continued)

4 RISK MANAGEMENT (continued)

4.2 Financial risk

The Group's activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group's insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group's operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 10.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1 Market risk

(i) Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group's financial assets are principally comprised of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group's overall investment return. Many of the Group's insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2022, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB517 million (as at 31 December 2021: RMB830 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. The pre-tax allowance recognized in equity in available for sale securities will decrease by RMB29,948 million or increase by RMB23,795 million due to the decrease or increase in the fair value of available-for-sale securities (as at 31 December 2021: decrease or increase by RMB18,831 million).

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.1 Market risk (continued)

(ii) Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk mainly because China's capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2022, if the prices of all the Group's equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB3,214 million (as at 31 December 2021: RMB6,371 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB67,436 million or RMB84,153 million (as at 31 December 2021: RMB49,804 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii) Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group's currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2022 and 2021, expressed in RMB equivalent:

As at 31 December 2022	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets						
Equity securities						
– Available-for-sale securities	10,320	58,413	–	–	–	68,733
– Securities at fair value through profit or loss	4,501	614	394	1,212	874	7,595
Debt securities						
– Held-to-maturity securities	206	–	–	–	–	206
– Loans	1,278	–	–	–	–	1,278
– Available-for-sale securities	6,692	–	–	–	–	6,692
– Securities at fair value through profit or loss	296	–	8	7	3	314
Term deposits	2,176	–	–	–	–	2,176
Cash and cash equivalents	2,849	62	208	136	7	3,262
Total	**28,318**	**59,089**	**610**	**1,355**	**884**	**90,256**
Financial liabilities						
Interest-bearing loans and other borrowings	6,756	–	2,307	3,192	–	12,255
Total	**6,756**	**–**	**2,307**	**3,192**	**–**	**12,255**

Notes to the Consolidated Financial Statements (continued)

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.1 Market risk (continued)

(iii) Currency risk (continued)

As at 31 December 2021	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets						
Equity securities						
– Available-for-sale securities	10,989	75,694	–	–	–	86,683
– Securities at fair value through profit or loss	4,776	897	391	1,433	927	8,424
Debt securities						
– Held-to-maturity securities	131	–	–	–	–	131
– Loans	1,292	–	–	–	–	1,292
– Available-for-sale securities	4,696	–	–	–	–	4,696
– Securities at fair value through profit or loss	206	–	18	11	61	296
Term deposits	7,785	–	–	–	–	7,785
Cash and cash equivalents	1,920	198	289	56	3	2,466
Total	31,795	76,789	698	1,500	991	111,773
Financial liabilities						
Interest-bearing loans and other borrowings	11,668	–	2,366	4,652	–	18,686
Total	11,668	–	2,366	4,652	–	18,686

As at 31 December 2022, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB927 million (as at 31 December 2021: RMB640 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-forsale reserve in equity would have been RMB6,820 million (as at 31 December 2021: RMB8,440 million) lower or higher, respectively, as a result of foreign exchange of the available-for-sale equity securities at fair value. The actual exchange gains in 2022 were RMB69 million (2021: exchange gains in RMB645 million).

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.2 Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group's investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission ("CBIRC") and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group's overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2022 and 2021.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties' debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies' cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group's debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2022, 99.9% (as at 31 December 2021: 100.0%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2022, 100.0% (as at 31 December 2021: 100.0%) of the subordinated bonds held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds issuers' credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2022, 95.6% (as at 31 December 2021: 99.5%) of the Group's bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited ("CSDCC") in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group's most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits – restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group's consolidated financial statements as at 31 December 2022 and 2021.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group's consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2022 and 2021.

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.3 Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities to reduce liquidity risk.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)			
As at 31 December 2022	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	RMB Million					
Financial assets						
Contractual cash inflows						
Equity securities	890,926	890,926	–	–	–	–
Debt securities	2,645,176	–	264,690	467,372	422,088	3,306,607
Loans	596,490	–	333,258	137,926	78,902	118,063
Term deposits	485,567	–	195,048	226,337	100,235	–
Statutory deposits – restricted	6,333	–	4,063	988	1,718	–
Securities purchased under agreements to resell	38,533	–	38,548	–	–	–
Accrued investment income	52,451	–	52,161	290	–	–
Premiums receivable	19,697	–	19,697	–	–	–
Cash and cash equivalents	127,594	–	127,594	–	–	–
Subtotal	4,862,767	890,926	1,035,059	832,913	602,943	3,424,670
Financial and insurance liabilities						
Expected cash outflows						
Insurance contracts	3,880,160	–	51,224	13,060	(346,182)	(6,164,768)
Investment contracts	374,749	–	(32,435)	48,028	117,116	(1,207,897)
Contractual cash outflows						
Securities sold under agreements to repurchase	148,958	–	(149,004)	–	–	–
Financial liabilities at fair value through profit or loss	3,344	(3,344)	–	–	–	–
Annuity and other insurance balances payable	60,819	–	(60,819)	–	–	–
Interest-bearing loans and other borrowings	12,774	–	(3,675)	(9,426)	(97)	(317)
Bonds payable	34,997	–	(328)	(36,498)	–	–
Lease liabilities	1,569	–	(919)	(790)	(98)	(20)
Subtotal	4,517,370	(3,344)	(195,956)	14,374	(229,261)	(7,373,002)
Net cash inflow/(outflow)	345,397	887,582	839,103	847,287	373,682	(3,948,332)

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.3 Liquidity risk (continued)

As at 31 December 2021	Carrying value	Without maturity	Contractual and expected cash flows (undiscounted)			
			Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
			RMB Million			
Financial assets						
Contractual cash inflows						
Equity securities	699,457	699,457	–	–	–	–
Debt securities	2,470,354	–	231,604	461,413	508,864	3,029,545
Loans	666,087	–	376,766	138,241	110,345	137,705
Term deposits	529,488	–	144,271	372,571	53,822	–
Statutory deposits – restricted	6,333	–	1,936	4,682	181	–
Securities purchased under agreements to resell	12,915	–	12,658	346	–	–
Accrued investment income	51,097	–	49,133	1,964	–	–
Premiums receivable	20,361	–	20,361	–	–	–
Cash and cash equivalents	60,459	–	60,459	–	–	–
Subtotal	4,516,551	699,457	897,188	979,217	673,212	3,167,250
Financial and insurance liabilities						
Expected cash outflows						
Insurance contracts	3,419,899	–	111,912	86,132	(202,368)	(5,990,882)
Investment contracts	313,594	–	(31,671)	16,479	94,302	(957,814)
Contractual cash outflows						
Securities sold under agreements to repurchase	239,446	–	(239,679)	–	–	–
Financial liabilities at fair value through profit or loss	3,416	(3,416)	–	–	–	–
Annuity and other insurance balances payable	56,818	–	(56,818)	–	–	–
Interest-bearing loans and other borrowings	19,222	–	(2,575)	(17,183)	(179)	(439)
Bonds payable	34,994	–	(332)	(37,996)	–	–
Lease liabilities	2,182	–	(1,093)	(1,067)	(203)	(29)
Subtotal	4,089,571	(3,416)	(220,256)	46,365	(108,448)	(6,949,164)
Net cash inflow/(outflow)	426,980	696,041	676,932	1,025,582	564,764	(3,781,914)

The amounts set forth in the tables above for insurance and investment contracts in each column are the undiscounted cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.3 Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB96,682 million as at 31 December 2022 (as at 31 December 2021: RMB124,949 million). As at 31 December 2022, declared dividends of RMB88,269 million (as at 31 December 2021: RMB86,506 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group's expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB71,556 million and RMB299,676 million, respectively for the year ended 31 December 2022 (2021: RMB68,289 million and RMB242,540 million, respectively), payable within one year.

4.2.4 Capital management

The Group's objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group's ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing Core Tier 2 Capital Securities and bonds for capital replenishment according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits – restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 37, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

4 RISK MANAGEMENT (continued)

4.2 Financial risk (continued)

4.2.4 Capital management (continued)

The CBIRC issued the "Solvency Regulatory Rules II for Insurance Companies" at the end of 2021, and the Company has calculated the core and comprehensive solvency ratio, core capital, actual capital and minimum capital as of December 31, 2022 in accordance with these requirements, as listed below.

	As at 31 December 2022	As at 31 December 2021 note
	RMB million	RMB million
Core capital	699,688	1,020,756
Actual capital	1,007,601	1,055,768
Minimum capital	487,290	402,341
Core solvency ratio	144%	254%
Comprehensive solvency ratio	207%	262%

Note: Calculated in accordance with Insurance Institution Solvency Regulations (No.1 – No.17) (No. 22 [2015]), Notice on Matters Concerning the Formal Implementation of China's Risk-Oriented Solvency System (No. 10 [2016]) issued by China Insurance Regulatory Commission.

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i) Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii) Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii) Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv) Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

4.3 Disclosures about interest in unconsolidated structured entities

The Group's interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group's consolidation judgements related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

4 RISK MANAGEMENT (continued)

4.3 Disclosures about interest in unconsolidated structured entities (continued)

(i) The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group's carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group's maximum exposure are shown below:

	Unconsolidated structured entities			
As at 31 December 2022	**Size** **RMB Million**	**Carrying amount of assets** **RMB Million**	**Maximum exposure** **RMB Million**	**Interest held by the Group**
Funds managed by affiliated entities	185,894	10,096	10,096	Investment income and service fee
Funds managed by third parties	Note 1	126,573	126,573	Investment income
Trust schemes managed by affiliated entities	1,992	1,295	1,295	Investment income
Trust schemes managed by third parties	Note 1	47,674	47,674	Investment income
Debt investment schemes managed by affiliated entities	60,850	22,781	22,781	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	46,458	46,458	Investment income
Others managed by affiliated entities [Note 2]	87,959	13,067	13,067	Investment income and service fee
Others managed by third parties [Note 2]	Note 1	100,892	100,892	Investment income

	Unconsolidated structured entities			
As at 31 December 2021	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	168,466	9,860	9,860	Investment income and service fee
Funds managed by third parties	Note 1	97,988	97,988	Investment income
Trust schemes managed by affiliated entities	1,994	1,296	1,296	Investment income
Trust schemes managed by third parties	Note 1	62,702	62,702	Investment income
Debt investment schemes managed by affiliated entities	39,817	15,770	15,770	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	51,172	51,172	Investment income
Others managed by affiliated entities [Note 2]	28,368	14,150	14,150	Investment income and service fee
Others managed by third parties [Note 2]	Note 1	107,372	107,372	Investment income

Note 1: Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2: Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

4 RISK MANAGEMENT (continued)

4.3 Disclosures about interest in unconsolidated structured entities (continued)

(ii) The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2022, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB608,027 million (as at 31 December 2021: RMB633,503 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2022, the management service fee from these structured entities was RMB1,731 million (2021: RMB1,995 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

4.4 Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group's valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2022, assets classified as Level 1 accounted for approximately 40.21% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group's understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds' net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2022, assets classified as Level 2 accounted for approximately 39.42% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent trading prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent trading prices from the Chinese interbank market or from valuation service providers.

Notes to the Consolidated Financial Statements (continued)

4 RISK MANAGEMENT (continued)

4.4 Fair value hierarchy (continued)

At 31 December 2022, assets classified as Level 3 accounted for approximately 20.37% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs used to determine the fair value of those assets.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

The following table presents the Group's quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2022:

	Fair value measurement using			Total
	Quoted prices in active markets Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value				
Available-for-sale securities				
– Equity securities				
Funds	131,897	–	–	131,897
Common stocks	396,163	17,985	–	414,148
Preferred stocks	–	–	50,522	50,522
Others	45,525	29,260	170,179	244,964
– Debt securities				
Government bonds	36,945	10,243	–	47,188
Government agency bonds	77,982	235,288	–	313,270
Corporate bonds	3,678	184,885	–	188,563
Subordinated bonds	53,194	102,830	–	156,024
Others	–	1,096	173,302	174,398
Securities at fair value through profit or loss				
– Equity securities				
Funds	13,086	358	–	13,444
Common stocks	17,280	1,272	–	18,552
Others	92	173	–	265
– Debt securities				
Government bonds	661	1,144	–	1,805
Government agency bonds	2,387	7,235	–	9,622
Corporate bonds	3,018	149,284	45	152,347
Others	129	25,521	2,105	27,755
Total	782,037	766,574	396,153	1,944,764
Liabilities measured at fair value				
Financial liabilities at fair value through profit or loss	(3,344)	–	–	(3,344)
Investment contracts at fair value through profit or loss	(7)	–	–	(7)
Total	(3,351)	–	–	(3,351)

4 RISK MANAGEMENT (continued)

4.4 Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2022:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Debt securities	
	RMB million	RMB million	RMB million	RMB million
Opening balance	**160,499**	**188,583**	**45**	**349,127**
Purchases	49,497	44,778	2,671	96,946
Transferred out of Level 3	(10)	–	–	(10)
Total gains/(losses) recorded in profit or loss	–	(1,714)	182	(1,532)
Total gains/(losses) recorded in other comprehensive income	(1,829)	(168)	–	(1,997)
Disposals or exercises	(600)	(10,778)	–	(11,378)
Maturity	(34,255)	–	(748)	(35,003)
Closing balance	**173,302**	**220,701**	**2,150**	**396,153**

4 RISK MANAGEMENT (continued)

4.4 Fair value hierarchy (continued)

The following table presents the Group's quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2021:

	Fair value measurement using			Total
	Quoted prices in active markets Level 1	Significant observable inputs Level 2	Significant unobservable inputs Level 3	
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value				
Available-for-sale securities				
– Equity securities				
Funds	94,895	–	–	94,895
Common stocks	233,347	23,094	–	256,441
Preferred stocks	–	–	52,127	52,127
Others	21,010	54,535	136,456	212,001
– Debt securities				
Government bonds	9,208	49,353	–	58,561
Government agency bonds	31,464	228,289	–	259,753
Corporate bonds	4,705	198,442	–	203,147
Subordinated bonds	16,880	94,149	–	111,029
Others	–	555	160,499	161,054
Securities at fair value through profit or loss				
– Equity securities				
Funds	17,572	222	–	17,794
Common stocks	43,476	2,173	–	45,649
Others	5	266	–	271
– Debt securities				
Government bonds	153	1,240	–	1,393
Government agency bonds	2,346	5,643	–	7,989
Corporate bonds	6,646	83,734	45	90,425
Others	100	43,150	–	43,250
Total	481,807	784,845	349,127	1,615,779
Liabilities measured at fair value				
Financial liabilities at fair value through profit or loss	(3,416)	–	–	(3,416)
Investment contracts at fair value through profit or loss	(9)	–	–	(9)
Total	(3,425)	–	–	(3,425)

4 RISK MANAGEMENT (continued)

4.4 Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2021:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Debt securities	
	RMB million	RMB million	RMB million	RMB million
Opening balance	143,905	150,010	9	293,924
Purchases	27,415	43,661	–	71,076
Transfer into Level 3	–	–	36	36
Total gains/(losses) recorded in other comprehensive income	4,073	(2,212)	–	1,861
Disposals or exercises	–	(2,876)	–	(2,876)
Maturity	(14,894)	–	–	(14,894)
Closing balance	160,499	188,583	45	349,127

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2022, RMB4,993 million (2021: RMB16,499 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB46,485 million (2021: RMB31,764 million) debt securities were transferred from Level 2 to Level 1. RMB3,478 million equity securities were transferred from Level 1 to Level 2 (2021: RMB4,196 million equity securities were transferred from Level 1 to Level 2), whereas RMB23,470 million equity securities were transferred from Level 2 to Level 1 (2021: RMB5,520 million equity securities were transferred from Level 2 to Level 1).

For the years ended 31 December 2022 and 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group's financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2022 and 2021, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

Notes to the Consolidated Financial Statements (continued)

4 RISK MANAGEMENT (continued)

4.4 Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2022 and 31 December 2021:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2022: 29,597 31 December 2021: 28,245	Comparable companies approach	Discounts for lack of marketability	31 December 2022: 12%- 30% 31 December 2021: 11%- 30%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2022: 41,904 31 December 2021: 36,556	Net asset value method	N/A	N/A	N/A
	31 December 2022: 133,864 31 December 2021: 116,245	Discounted cash flow method	Discount rate	31 December 2022: 2.61%- 10.02% 31 December 2021: 2.69%- 9.93%	The fair value is inversely related to discount rate
Debt securities	31 December 2022: 158,507 31 December 2021: 160,499	Discounted cash flow method	Discount rate	31 December 2022: 2.41%- 10.55% 31 December 2021: 3.21%- 9.78%	The fair value is inversely related to discount rate

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

5 SEGMENT INFORMATION

5.1 Operating segments

The Group operates in four operating segments:

(i) Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii) Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii) Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv) Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 35, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2 Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments' average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the "Others" segment directly. Income tax is not allocated.

5.3 Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments' average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

5 SEGMENT INFORMATION (continued)

	For the year ended 31 December 2022					
	Life	Health	Accident	Others	Elimination	Total
	RMB million					
Revenues						
Gross written premiums	485,642	115,329	14,219	–	–	615,190
– Term life	2,322	–	–	–	–	
– Whole life	78,247	–	–	–	–	
– Endowment	137,467	–	–	–	–	
– Annuity	267,606	–	–	–	–	
Net premiums earned	484,504	108,791	14,530	–	–	607,825
Investment income	165,523	11,426	425	9,255	–	186,629
Net realised gains on financial assets	11,739	799	30	139	–	12,707
Net fair value gains through profit or loss	(7,522)	(512)	(19)	(4,103)	–	(12,156)
Other income	1,270	80	–	11,366	(3,333)	9,383
Including: inter-segment revenue	–	–	–	3,333	(3,333)	–
Segment revenues	655,514	120,584	14,966	16,657	(3,333)	804,388
Benefits, claims and expenses						
Insurance benefits and claims expenses						
Life insurance death and other benefits	(112,471)	(6,858)	(40)	–	–	(119,369)
Accident and health claims and claim adjustment expenses	–	(46,215)	(5,096)	–	–	(51,311)
Increase in insurance contract liabilities	(424,860)	(36,123)	(315)	–	–	(461,298)
Investment contract benefits	(12,887)	(453)	–	–	–	(13,340)
Policyholder dividends resulting from participation in profits	(20,566)	(119)	–	–	–	(20,685)
Underwriting and policy acquisition costs	(37,722)	(11,378)	(4,165)	(1,512)	–	(54,777)
Finance costs	(3,794)	(258)	(11)	(800)	–	(4,863)
Administrative expenses	(24,398)	(9,151)	(2,639)	(3,686)	–	(39,874)
Statutory insurance fund contribution	(888)	(330)	(96)	–	–	(1,314)
Other expenses	(8,345)	(1,428)	(335)	(7,219)	3,333	(13,994)
Including: inter-segment expenses	(3,113)	(212)	(8)	–	3,333	–
Segment benefits, claims and expenses	(645,931)	(112,313)	(12,697)	(13,217)	3,333	(780,825)
Net gains on investments of associates and joint ventures	–	–	–	484	–	484
Including: share of profit of associates and joint ventures	–	–	–	3,628	–	3,628
Segment results	9,583	8,271	2,269	3,924	–	24,047
Income tax						9,467
Net profit						33,514
Attributable to						
– Equity holders of the Company						32,082
– Non-controlling interests						1,432
Other comprehensive income attributable to equity holders of the Company	(48,816)	(3,322)	(125)	(2,889)	–	(55,152)
Depreciation and amortisation	3,111	1,156	335	689	–	5,291

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

5 SEGMENT INFORMATION (continued)

	Life	Health	Accident	Others	Elimination	Total
	As at 31 December 2022					
	RMB million					
Assets						
Financial assets	4,251,305	280,667	10,274	302,044	–	4,844,290
Others	8,871	16,427	806	261,179	–	287,283
Segment assets	4,260,176	297,094	11,080	563,223	–	5,131,573
Unallocated						
Property, plant and equipment						54,559
Others						65,856
Total						5,251,988
Liabilities						
Insurance contracts	3,605,769	265,369	9,022	–	–	3,880,160
Investment contracts	355,750	18,999	–	–	–	374,749
Securities sold under agreements to repurchase	131,317	8,937	337	8,367	–	148,958
Others	91,682	5,614	398	16,118	–	113,812
Segment liabilities	4,184,518	298,919	9,757	24,485	–	4,517,679
Unallocated						
Others						289,188
Total						4,806,867

5 SEGMENT INFORMATION (continued)

	For the year ended 31 December 2021					
	Life	Health	Accident	Others	Elimination	Total
	RMB million					
Revenues						
Gross written premiums	481,311	120,609	16,407	–	–	618,327
– Term life	2,501	–	–	–	–	
– Whole life	69,923	–	–	–	–	
– Endowment	97,791	–	–	–	–	
– Annuity	311,096	–	–	–	–	
Net premiums earned	480,214	114,549	16,488	–	–	611,251
Investment income	160,204	10,831	496	6,856	–	178,387
Net realised gains on financial assets	18,768	1,256	58	262	–	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	–	4,943
Other income	1,228	85	–	11,829	(3,134)	10,008
Including: inter-segment revenue	–	–	–	3,134	(3,134)	–
Segment revenues	663,209	126,908	17,051	20,899	(3,134)	824,933
Benefits, claims and expenses						
Insurance benefits and claims expenses						
Life insurance death and other benefits	(114,657)	(6,656)	(41)	–	–	(121,354)
Accident and health claims and claim adjustment expenses	–	(48,076)	(6,954)	–	–	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	–	–	(442,370)
Investment contract benefits	(10,223)	(405)	–	–	–	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	–	–	–	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	–	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	–	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,511)	–	(40,867)
Statutory insurance fund contribution	(787)	(367)	(99)	–	–	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,162)	3,134	(15,566)
Including: inter-segment expenses	(2,929)	(196)	(9)	–	3,134	–
Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,939)	3,134	(784,921)
Net gains on investments of associates and joint ventures	–	–	–	10,328	–	10,328
Including: share of profit of associates and joint ventures	–	–	–	10,328	–	10,328
Segment results	22,771	8,599	1,682	17,288	–	50,340
Income tax						1,917
Net profit						52,257
Attributable to						
– Equity holders of the Company						50,766
– Non-controlling interests						1,491
Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	–	(4,563)
Depreciation and amortisation	2,919	1,359	368	682	–	5,328

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

5 SEGMENT INFORMATION (continued)

			As at 31 December 2021			
	Life	Health	Accident	Others	Elimination	Total
			RMB million			
Assets						
Financial assets	4,001,202	259,618	11,668	223,843	–	4,496,331
Others	9,893	16,044	569	257,953	–	284,459
Segment assets	4,011,095	275,662	12,237	481,796	–	4,780,790
Unallocated						
Property, plant and equipment						55,632
Others						56,058
Total						4,892,480
Liabilities						
Insurance contracts	3,180,931	228,899	10,069	–	–	3,419,899
Investment contracts	296,104	17,490	–	–	–	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	–	239,446
Others	87,371	5,276	379	22,638	–	115,664
Segment liabilities	3,781,694	266,201	11,120	29,588	–	4,088,603
Unallocated						
Others						316,743
Total						4,405,346

6 PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
			RMB million			
Cost						
As at 1 January 2022	59,826	8,394	1,311	6,790	2,433	78,754
Transfers upon completion	3,174	286	–	(3,622)	93	(69)
Additions	64	503	1	2,124	–	2,692
Transfers into investment properties	–	–	–	(266)	–	(266)
Disposals	(110)	(299)	(44)	–	(320)	(773)
As at 31 December 2022	62,954	8,884	1,268	5,026	2,206	80,338
Accumulated depreciation						
As at 1 January 2022	(14,644)	(5,786)	(996)	–	(1,671)	(23,097)
Charge for the year	(2,079)	(819)	(118)	–	(335)	(3,351)
Disposals	83	286	43	–	282	694
As at 31 December 2022	(16,640)	(6,319)	(1,071)	–	(1,724)	(25,754)
Impairment						
As at 1 January 2022	(24)	–	–	(1)	–	(25)
Charge for the year	–	–	–	–	–	–
Disposals	–	–	–	–	–	–
As at 31 December 2022	(24)	–	–	(1)	–	(25)
Net book value						
As at 1 January 2022	45,158	2,608	315	6,789	762	55,632
As at 31 December 2022	46,290	2,565	197	5,025	482	54,559

6 PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
				RMB million		
Cost						
As at 1 January 2021	50,428	8,115	1,352	12,179	2,799	74,873
Transfers upon completion	8,439	–	–	(8,908)	182	(287)
Additions	1,415	735	5	3,728	–	5,883
Transfers into investment properties	–	–	–	(209)	–	(209)
Disposals	(456)	(456)	(46)	–	(548)	(1,506)
As at 31 December 2021	59,826	8,394	1,311	6,790	2,433	78,754
Accumulated depreciation						
As at 1 January 2021	(13,085)	(5,434)	(891)	–	(1,822)	(21,232)
Charge for the year	(1,830)	(786)	(149)	–	(379)	(3,144)
Disposals	271	434	44	–	530	1,279
As at 31 December 2021	(14,644)	(5,786)	(996)	–	(1,671)	(23,097)
Impairment						
As at 1 January 2021	(24)	–	–	(1)	–	(25)
Charge for the year	–	–	–	–	–	–
Disposals	–	–	–	–	–	–
As at 31 December 2021	(24)	–	–	(1)	–	(25)
Net book value						
As at 1 January 2021	37,319	2,681	461	12,178	977	53,616
As at 31 December 2021	45,158	2,608	315	6,789	762	55,632

As at 31 December 2022, the net book value of buildings above which were in process to obtain title certificates was RMB6,459 million (as at 31 December 2021: RMB9,605 million).

Notes to the Consolidated Financial Statements (continued)

7 LEASES

(a) Right-of-use assets

	Buildings	Others	Total
		RMB million	
Cost			
As at 1 January 2022	**5,370**	**2**	**5,372**
Additions	**639**	**1**	**640**
Deductions	**(1,808)**	**–**	**(1,808)**
As at 31 December 2022	**4,201**	**3**	**4,204**
Accumulated depreciation			
As at 1 January 2022	**(2,853)**	**(1)**	**(2,854)**
Charge for the year	**(1,138)**	**(1)**	**(1,139)**
Deductions	**1,599**	**–**	**1,599**
As at 31 December 2022	**(2,392)**	**(2)**	**(2,394)**
Impairment			
As at 1 January 2022	**–**	**–**	**–**
As at 31 December 2022	**–**	**–**	**–**
Net book value			
As at 1 January 2022	**2,517**	**1**	**2,518**
As at 31 December 2022	**1,809**	**1**	**1,810**

	Buildings	Others	Total
		RMB million	
Cost			
As at 1 January 2021	5,430	2	5,432
Additions	972	1	973
Deductions	(1,032)	(1)	(1,033)
As at 31 December 2021	5,370	2	5,372
Accumulated depreciation			
As at 1 January 2021	(2,355)	(1)	(2,356)
Charge for the year	(1,410)	(1)	(1,411)
Deductions	912	1	913
As at 31 December 2021	(2,853)	(1)	(2,854)
Impairment			
As at 1 January 2021	–	–	–
As at 31 December 2021	–	–	–
Net book value			
As at 1 January 2021	3,075	1	3,076
As at 31 December 2021	2,517	1	2,518

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2022 (2021: same).

The Group's right-of-use assets include the above assets and land use rights disclosed in Note 14.

7 LEASES (continued)

(b) The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Interest on lease liabilities	74	96
Depreciation charge of right-of-use assets	1,139	1,411
Expense relating to short-term leases	324	333
Expense relating to leases of low-value assets (except for short-term lease liabilities)	–	1
Total	**1,537**	1,841

8 INVESTMENT PROPERTIES

	Buildings
	RMB million
Cost	
As at 1 January 2022	14,971
Additions	266
Deductions	(11)
As at 31 December 2022	15,226
Accumulated depreciation	
As at 1 January 2022	(1,597)
Additions	(437)
Deductions	1
As at 31 December 2022	(2,033)
Net book value	
As at 1 January 2022	13,374
As at 31 December 2022	13,193
Fair value	
As at 1 January 2022	16,626
As at 31 December 2022	16,854

Notes to the Consolidated Financial Statements (continued)

8 INVESTMENT PROPERTIES (continued)

	Buildings
	RMB million
Cost	
As at 1 January 2021	15,385
Additions	(414)
As at 31 December 2021	14,971
Accumulated depreciation	
As at 1 January 2021	(1,168)
Additions	(429)
As at 31 December 2021	(1,597)
Net book value	
As at 1 January 2021	14,217
As at 31 December 2021	13,374
Fair value	
As at 1 January 2021	17,285
As at 31 December 2021	16,626

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

As at 31 December 2022, the Group has no investment properties for which the title certificates were in process to obtain (as at 31 December 2021: RMB981 million).

The fair value of investment properties of the Group as at 31 December 2022 amounted to RMB16,854 million (as at 31 December 2021: RMB16,626 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the weighted average of market comparison approach and income approach as its valuation method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold; the income approach is to convert projected future incomes of investment properties into value by rate of return, rate of capitalization or income multiplier. According to the calculation results of the above two valuation approaches, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach and income approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

9 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2022 RMB million	2021 RMB million
As at 1 January	**257,953**	239,584
Change of the cost	**12,877**	11,400
Share of profit or loss	**3,628**	10,328
Dividends declared	**(5,373)**	(4,480)
Other equity movements	**(4,756)**	1,121
Impairment	**(3,150)**	–
As at 31 December	**261,179**	257,953

	Accounting method	Cost	As at 31 December 2021	Movement: Change of the cost	Movement: Share of profit or loss	Movement: Declared dividends	Movement: Other equity movements	Movement: Provision of impairment	As at 31 December 2022	Percentage of equity interest	Accumulated amount of impairment
					RMB Million						RMB Million
Associates											
China Guangfa Bank Co., Ltd. ("CGB") (i)	Equity Method	53,201	86,179	8,025	5,857	(774)	(1,202)	–	**98,085**	43.686%	–
Sino-Ocean Group Holding Limited ("Sino-Ocean") (ii)	Equity Method	11,245	11,899	–	(4,831)	(61)	(2,168)	(2,645)	**2,194**	29.59%	(5,862)
China Life Property & Casualty Insurance Company Limited ("CLP&C")	Equity Method	9,600	10,151	3,600	282	(75)	(457)	–	**13,501**	40.00%	–
COFCO Futures Company Limited ("COFCO Futures")	Equity Method	1,339	1,692	–	76	(33)	2	–	**1,737**	35.00%	–
China Pipe Group Sichuan to East China Gas Pipeline Co., Ltd. ("Pipeline Company")	Equity Method	20,000	21,438	–	1,364	(1,279)	46	–	**21,569**	43.86%	–
China United Network Communications Limited ("China Unicom") (iii)	Equity Method	21,801	22,644	–	706	(337)	(411)	–	**22,602**	10.03%	–
Others (iv)	Equity Method	48,735	49,015	734	(161)	(1,736)	(184)	(505)	**47,163**		(505)
Subtotal		165,921	203,018	12,359	3,293	(4,295)	(4,374)	(3,150)	**206,851**		(6,367)
Joint ventures											
Joy City Commercial Property Fund L.P. ("Joy City")	Equity Method	6,281	5,546	–	(131)	(138)	6	–	**5,283**	66.67%	–
Mapleleaf Century Limited ("MCL")	Equity Method	7,656	4,237	–	54	–	(738)	–	**3,553**	75.00%	–
Others (iv)	Equity Method	49,094	45,152	518	412	(940)	350	–	**45,492**		–
Subtotal		63,031	54,935	518	335	(1,078)	(382)	–	**54,328**		–
Total		**228,952**	**257,953**	**12,877**	**3,628**	**(5,373)**	**(4,756)**	**(3,150)**	**261,179**		**(6,367)**

9 INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i) The 2021 final dividend of RMB0.0813 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 24 June 2022. The Company's cash dividend receivable is RMB774 million.

(ii) The 2021 final dividend of HKD0.032 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 20 May 2022. The Company received a cash dividend equivalent to RMB61 million.

On 31 December 2021, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. On 31 December 2022, the Hong Kong stock price of Sino-Ocean was HKD1.09 per share. The Group performed an impairment test for the investment and recognised an impairment provision of RMB2,645 million based on the share price of Sino-Ocean H shares. If the share price of Sino-Ocean decreases by 10% as of 31 December 2022, it will increase the Group's provision for impairment by RMB219 million. If the Group's share of the book value of Sino-Ocean's audited net assets attributable to shareholders of the parent company as at 31 December 2022 is lower than the book value of long-term equity investment in Sino-Ocean held by the Group, a RMB1,000 million decrease in the net assets attributable to shareholders of the parent company would result in a decrease of RMB296 million in the book value of the Group's long-term equity investment in Sino-Ocean.

(iii) The 2021 final dividend of RMB0.0391 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 10 May 2022. The Company received a cash dividend of RMB125 million. The 2022 interim dividend of RMB0.0663 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 13 October 2022. The Company received a cash dividend equivalent to RMB212 million.

On 31 December 2022, the stock price of China Unicom was RMB4.48 per share.

(iv) The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v) There is no significant restriction for the Group to dispose of its associates and joint ventures.

As at 31 December 2022, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates		
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.03%
Joint ventures		
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

9 INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates		
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures		
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group's major associates and joint ventures as at 31 December 2022 and for the year ended 31 December 2022:

	CGB	Sino-Ocean(i)	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,417,906	246,072	135,690	29,306	37,315	644,687	9,710	23,957
Total liabilities	3,156,057	198,186	101,933	25,889	1,369	297,413	22	12,773
Total equity	261,849	47,886	33,757	3,417	35,946	347,274	9,688	11,184
Total equity attributable to equity holders of the associates and joint ventures	216,858	31,747	33,757	3,407	35,946	154,370	9,688	11,184
Total adjustments (ii)	369	(7,790)	–	–	384	16,038	(1,764)	(6,447)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	217,227	23,957	33,757	3,407	36,330	170,408	7,924	4,737
Proportion of the Group's ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.03%	66.67%	75.00%
Gross carrying value of the investments	98,085	8,056	13,501	1,737	21,569	22,602	5,283	3,553
Impairment	–	(5,862)	–	–	–	–	–	–
Net carrying value of the investments	98,085	2,194	13,501	1,737	21,569	22,602	5,283	3,553
Total revenues	75,154	42,447	87,461	3,222	6,097	361,123	(145)	883
Net profit/(loss)	15,528	(15,650)	717	219	3,128	16,651	(164)	774
Other comprehensive income	(2,765)	(6,186)	(1,197)	6	–	190	10	(1,750)
Total comprehensive income	12,763	(21,836)	(480)	225	3,128	16,841	(154)	(976)

(i)   The financial information of Sino-Ocean is consistent with the published financial information (unaudited) in its announcement Inside Information – Unaudited Financial Information For The Year Ended 31 December 2022 dated 22 March 2023.

9 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group's major associates and joint ventures as at 31 December 2021 and for the year ended 31 December 2021:

	CGB	Sino-Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,359,985	281,252	120,178	25,153	37,099	593,284	10,258	24,195
Total liabilities	3,125,484	204,805	94,756	21,868	1,476	257,074	232	13,035
Total equity	234,501	76,447	25,422	3,285	35,623	336,210	10,026	11,160
Total equity attributable to equity holders of the associates and joint ventures	189,510	55,074	25,422	3,277	35,623	149,217	10,026	11,160
Total adjustments (ii)	464	(7,257)	–	–	405	16,509	(1,707)	(5,511)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	189,974	47,817	25,422	3,277	36,028	165,726	8,319	5,649
Proportion of the Group's ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	86,179	15,116	10,151	1,692	21,438	22,644	5,546	4,237
Impairment	–	(3,217)	–	–	–	–	–	–
Net carrying value of the investments	86,179	11,899	10,151	1,692	21,438	22,644	5,546	4,237
Total revenues	74,905	68,645	82,549	6,846	5,583	331,665	352	897
Net profit/(loss)	17,476	5,091	621	281	3,081	14,416	333	28
Other comprehensive income	2,416	(35)	(766)	(8)	–	(27)	15	447
Total comprehensive income	19,892	5,056	(145)	273	3,081	14,389	348	475

(ii) Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2022 and 31 December 2021. The Group had a capital contribution commitment of RMB15,231 million with associates and joint ventures as at 31 December 2022 (as at 31 December 2021: RMB20,730 million). The capital contribution commitment amount has been included in the capital commitments in Note 40.

10 FINANCIAL ASSETS

10.1 Held-to-maturity securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Government bonds	**378,105**	349,370
Government agency bonds	**1,004,162**	911,451
Corporate bonds	**178,203**	209,627
Subordinated bonds	**13,734**	63,305
Total	**1,574,204**	1,533,753
Debt securities		
Listed in Mainland, PRC	**231,704**	246,134
Listed in Hong Kong, PRC	**144**	87
Listed overseas	**62**	44
Unlisted (i)	**1,342,294**	1,287,488
Total	**1,574,204**	1,533,753

(i)   Unlisted debt securities are those traded on the Chinese interbank market.

As at 31 December 2022. There is no provision for the investment of held-to-maturity securities (as at 31 December 2021: nil).

Debt securities – fair value hierarchy	As at 31 December 2022			As at 31 December 2021		
	Level 1	Level 2	Total	Level 1	Level 2	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	**240,597**	**177,217**	**417,814**	68,300	314,113	382,413
Government agency bonds	**104,751**	**976,103**	**1,080,854**	74,241	895,343	969,584
Corporate bonds	**719**	**185,426**	**186,145**	7,911	211,882	219,793
Subordinated bonds	**–**	**15,993**	**15,993**	–	66,481	66,481
Total	**346,067**	**1,354,739**	**1,700,806**	150,452	1,487,819	1,638,271

Debt securities – Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	**33,961**	55,370
After one year but within five years	**160,527**	147,786
After five years but within ten years	**83,894**	163,479
After ten years	**1,295,822**	1,167,118
Total	**1,574,204**	1,533,753

10 FINANCIAL ASSETS (continued)

10.2 Loans

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Policy loans (i)	254,407	236,209
Other loans	344,426	433,697
Total	598,833	669,906
Impairment	(2,343)	(3,819)
Net value	596,490	666,087

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	307,396	348,940
After one year but within five years	180,686	182,493
After five years but within ten years	97,081	106,319
After ten years	13,670	32,154
Total	598,833	669,906
Impairment	(2,343)	(3,819)
Net value	596,490	666,087

(i) As at 31 December 2022, maturities of policy loans are within 6 months (as at 31 December 2021: same), and their fair values approximated to their carrying amounts.

10.3 Term deposits

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	183,832	135,301
After one year but within five years	301,735	394,187
Total	485,567	529,488

As at 31 December 2022, the Group's term deposits of RMB2,175 million (as at 31 December 2021: RMB2,641 million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

10 FINANCIAL ASSETS (continued)

10.4 Statutory deposits – restricted

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contractual maturity schedule:		
Within one year	3,933	1,720
After one year but within five years	2,400	4,613
Total	**6,333**	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5 Available-for-sale securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Available-for-sale securities, at fair value		
Debt securities		
Government bonds	47,188	58,561
Government agency bonds	313,270	259,753
Corporate bonds	188,563	203,147
Subordinated bonds	156,024	111,029
Others (i)	174,398	161,054
Subtotal	**879,443**	793,544
Equity securities		
Funds	131,897	94,895
Common stocks	414,148	256,441
Preferred stocks	50,522	52,127
Others (i)	244,964	212,001
Subtotal	**841,531**	615,464
Available-for-sale securities, at cost		
Equity securities		
Others (i)	17,134	20,279
Total	**1,738,108**	1,429,287

(i)   Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

10 FINANCIAL ASSETS (continued)

10.5 Available-for-sale securities (continued)

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Listed in Mainland, PRC	**85,450**	86,145
Listed in Hong Kong, PRC	**38**	–
Listed overseas	**94**	–
Unlisted	**793,861**	707,399
Subtotal	**879,443**	793,544
Equity securities		
Listed in Mainland, PRC	**420,287**	238,155
Listed in Hong Kong, PRC	**59,495**	75,694
Listed overseas	**59**	28
Unlisted	**378,824**	321,866
Subtotal	**858,665**	635,743
Total	**1,738,108**	1,429,287

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	**118,373**	36,597
After one year but within five years	**206,086**	179,476
After five years but within ten years	**239,004**	318,992
After ten years	**315,980**	258,479
Total	**879,443**	793,544

10 FINANCIAL ASSETS (continued)

10.6 Securities at fair value through profit or loss

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Government bonds	1,805	1,393
Government agency bonds	9,622	7,989
Corporate bonds	152,347	90,425
Others (i)	27,755	43,250
Subtotal	191,529	143,057
Equity securities		
Funds	13,444	17,794
Common stocks	18,552	45,649
Others	265	271
Subtotal	32,261	63,714
Total	223,790	206,771
Debt securities		
Listed in Mainland, PRC	36,455	29,934
Listed in Hong Kong, PRC	21	23
Listed overseas	293	273
Unlisted	154,760	112,827
Subtotal	191,529	143,057
Equity securities		
Listed in Mainland, PRC	16,901	45,817
Listed in Hong Kong, PRC	637	736
Listed overseas	4,233	4,849
Unlisted	10,490	12,312
Subtotal	32,261	63,714
Total	223,790	206,771

(i)   Other debt securities at fair value through profit or loss mainly include interbank negotiable certificates of deposit.

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

10 FINANCIAL ASSETS (continued)

10.7 Securities purchased under agreements to resell

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within 30 days	38,215	11,896
Above 30 days	318	1,019
Total	**38,533**	12,915

10.8 Accrued investment income

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Bank deposits	13,238	12,735
Debt securities	32,580	31,900
Others	6,633	6,462
Total	**52,451**	51,097
Current	49,356	49,031
Non-current	3,095	2,066
Total	**52,451**	51,097

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

11 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)	
	As at 31 December 2022	As at 31 December 2021	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	1,574,204	1,533,753	1,700,806	1,638,271
Loans (iii)	596,490	666,087	605,692	686,005
Term deposits	485,567	529,488	485,567	529,488
Statutory deposits – restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,720,974	1,409,008	1,720,974	1,409,008
Securities at fair value through profit or loss	223,790	206,771	223,790	206,771
Securities purchased under agreements to resell	38,533	12,915	38,533	12,915
Cash and cash equivalents	127,594	60,459	127,594	60,459
Investment contracts (iii)	(374,749)	(313,594)	(357,760)	(299,727)
Financial liabilities at fair value through profit or loss	(3,344)	(3,416)	(3,344)	(3,416)
Securities sold under agreements to repurchase	(148,958)	(239,446)	(148,958)	(239,446)
Bonds payable	(34,997)	(34,994)	(35,387)	(35,898)
Interest-bearing loans and borrowings	(12,774)	(19,222)	(12,774)	(19,222)

(i) The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii) The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii) Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

12 PREMIUMS RECEIVABLE

As at 31 December 2022, the carrying value of premiums receivable within one year was RMB19,079 million (as at 31 December 2021: RMB19,935 million).

Notes to the Consolidated Financial Statements (continued)

13 REINSURANCE ASSETS

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Long-term insurance contracts ceded (Note 15)	4,897	4,910
Due from reinsurance companies	1,433	485
Ceded unearned premiums (Note 15)	774	823
Claims recoverable from reinsurers (Note 15)	736	412
Total	7,840	6,630
Current	2,943	1,720
Non-current	4,897	4,910
Total	7,840	6,630

14 OTHER ASSETS

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Land use rights (i)	8,092	8,107
Disbursements	6,255	5,330
Automated policy loans	3,855	3,673
Investments receivable and prepaid	1,029	9,493
Due from related parties	963	717
Tax prepaid	171	3,353
Prepayments to constructors	77	101
Others	7,891	8,927
Total	28,333	39,701
Current	18,439	30,756
Non-current	9,894	8,945
Total	28,333	39,701

(i)   The Group's right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

15 INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing the discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group's investment strategy. The assumed discount rates with risk margin are as follows:

	Discount rate assumptions
As at 31 December 2022	4.85%
As at 31 December 2021	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the "Yield curve of reserve computation benchmark for insurance contracts", published on the "China Bond" website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

	Discount rate assumptions
As at 31 December 2022	2.68%~4.80%
As at 31 December 2021	2.88%~4.80%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information available at the end of each reporting period, including the consideration of risk margin.

(ii) The mortality and morbidity assumptions are based on the Group's historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group's recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group's mortality and morbidity assumptions.

15 INSURANCE CONTRACTS (continued)

(a) Process used to decide on assumptions (continued)

(iii) Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information available at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life	
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2022	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2021	45.00	0.85%~0.90%	25.00	0.90%

(iv) The lapse rates are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions and future expectations.

(v) The Group applies a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

(vi) The policy dividend assumption has uncertainty and is affected by factors such as the expected investment returns, the Group's dividend policy, and the reasonable expectations of policyholders. The Group is obliged to pay 70% or a higher percentage as agreed in the insurance policy of the cumulative distributable income to the participating insurance policyholders.

15 INSURANCE CONTRACTS (continued)

(b) Net liabilities of insurance contracts

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Gross		
Long-term insurance contracts	3,840,899	3,379,603
Short-term insurance contracts		
– Claims and claim adjustment expenses	26,153	26,234
– Unearned premiums	13,108	14,062
Total, gross	3,880,160	3,419,899
Recoverable from reinsurers		
Long-term insurance contracts (Note 13)	(4,897)	(4,910)
Short-term insurance contracts		
– Claims and claim adjustment expenses (Note 13)	(736)	(412)
– Unearned premiums (Note 13)	(774)	(823)
Total, ceded	(6,407)	(6,145)
Net		
Long-term insurance contracts	3,836,002	3,374,693
Short-term insurance contracts		
– Claims and claim adjustment expenses	25,417	25,822
– Unearned premiums	12,334	13,239
Total, net	3,873,753	3,413,754

(c) Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2022	2021
	RMB million	RMB million
Notified claims	4,197	4,319
Incurred but not reported	22,037	17,672
Total as at 1 January – Gross	26,234	21,991
Cash paid for claims settled		
– Cash paid for current year claims	(33,526)	(34,301)
– Cash paid for prior year claims	(20,193)	(17,783)
Claims incurred		
– Claims arising in current year	54,497	56,938
– Claims arising in prior years	(859)	(611)
Total as at 31 December – Gross	26,153	26,234
Notified claims	3,272	4,197
Incurred but not reported	22,881	22,037
Total as at 31 December – Gross	26,153	26,234

15 INSURANCE CONTRACTS (continued)

(c) Movements in liabilities of short-term insurance contracts (continued)

The table below presents movements in unearned premium reserves:

| | 2022 | | | 2021 | | |
| | RMB million | | | RMB million | | |
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	14,062	(823)	13,239	14,701	(523)	14,178
Increase	13,108	(774)	12,334	14,062	(823)	13,239
Release	(14,062)	823	(13,239)	(14,701)	523	(14,178)
As at 31 December	13,108	(774)	12,334	14,062	(823)	13,239

(d) Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

| | 2022 | 2021 |
	RMB million	RMB million
As at 1 January	3,379,603	2,936,533
Premiums	540,926	542,974
Release of liabilities (i)	(282,665)	(287,705)
Accretion of interest	166,174	148,504
Change in assumptions		
– Change in discount rates	31,918	30,701
– Change in other assumptions (ii)	2,549	7,574
Other movements	2,394	1,022
As at 31 December	3,840,899	3,379,603

(i) The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii) For the year ended 31 December 2022, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB2,415 million. This change reflected the Group's most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB134 million.

For the year ended 31 December 2021, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB5,897 million. This change reflected the Group's most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,677 million.

16 INVESTMENT CONTRACTS

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Investment contracts with discretionary participating features ("DPF") at amortised cost	71,970	68,544
Investment contracts without DPF		
– At amortised cost	302,772	245,041
– At fair value through profit or loss	7	9
Total	**374,749**	313,594

The table below presents movements of investment contracts with DPF:

	2022	2021
	RMB million	RMB million
As at 1 January	**68,544**	64,950
Deposits received	**4,498**	4,910
Deposits withdrawn, payments on death and other benefits	**(2,533)**	(2,711)
Policy fees deducted from account balances	**(42)**	(41)
Interest credited	**1,503**	1,436
As at 31 December	**71,970**	68,544

17 INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2022	As at 31 December 2021
			RMB million	RMB million
Credit loans	5 January 2022	1.80%	–	563
Guaranteed loans	13 January 2022	1.50%	–	913
Guaranteed loans	9 March 2022	EURLIBOR+3.00% (i)	–	794
Guaranteed loans	8 September 2023	Within 12 months, EURIBOR+2.50%; Over 12 months, EURIBOR+2.70% (ii)	742	–
Guaranteed loans	8 September 2023	3.10%	2,450	2,383
Credit loans	25 June 2024	3.08%	2,307	2,366
Credit loans	16 September 2024	3.30%	–	5,483
Credit loans	27 September 2024	USD LIBOR+1.00% (iii)	6,756	6,184
Mortgages loans	15 June 2034	LPR (iv)	436	450
Mortgages loans	15 June 2034	LPR+0.53% (iv)	51	53
Mortgages loans	15 June 2034	LPR+0.63% (iv)	32	33
Total			**12,774**	19,222

(i) 3.00% when EURIBOR is negative.

(ii) 2.50% for 12 months and 2.70% for more than 12 months when EURIBOR is negative.

(iii) 1.00% when USD LIBOR is negative.

(iv) The adjustment date is 1 January of each year.

18 BONDS PAYABLE

As at 31 December 2022, all bonds payable were the bonds for capital replenishment (the "Bond") with a total carrying value of RMB34,997 million (as at 31 December 2021: RMB34,994 million), and the fair value of RMB35,387 million (as at 31 December 2021: RMB35,898 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2022	As at 31 December 2021
			RMB million	RMB million
22 March 2019	22 March 2029	4.28%	35,000	35,000
Total			**35,000**	35,000

The fair value of bonds payable is based on the valuation results of China Central Depository & Clearing Co., Ltd.

On 20 March 2019, the Company issued a bond in the national inter-bank bond market at a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The bond has a 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year. If the Company does not redeem the bonds at the end of the fifth year, the coupon rate per annum for the remaining 5 years will be raised to 5.28%.

Bonds payable are measured at amortised cost as described in Note 2.15.

19 SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Interbank market	101,641	181,121
Stock exchange market	47,317	58,325
Total	**148,958**	239,446
Maturing:		
Within 30 days	148,958	237,371
More than 30 days within 90 days	–	2,075
Total	**148,958**	239,446

As at 31 December 2022, bonds with a carrying value of RMB110,104 million (as at 31 December 2021: RMB199,211 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange's regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2022, the carrying value of securities deposited in the collateral pool was RMB269,925 million (as at 31 December 2021: RMB298,043 million). The collateral is restricted from trading during the period of the repurchase transaction.

20 OTHER LIABILITIES

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Payable to the third-party holders of consolidated structured entities	73,845	67,862
Interest payable to policyholders	19,959	17,866
Salary and welfare payable	11,735	12,884
Brokerage and commission payable	4,664	5,352
Payable to constructors	2,606	2,497
Agency deposits	1,298	1,467
Interest payable of debt instruments	1,241	1,528
Tax payable	704	720
Stock appreciation rights (Note 32)	340	291
Others	24,730	23,592
Total	**141,122**	134,059
Current	141,122	134,059
Non-current	–	–
Total	**141,122**	134,059

21 STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, "Measures for Administration of Statutory Insurance Fund", all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

22 INVESTMENT INCOME

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Debt securities		
– held-to-maturity securities	**62,883**	56,830
– available-for-sale securities	**32,079**	29,491
– at fair value through profit or loss	**5,174**	4,079
Equity securities		
– available-for-sale securities	**28,934**	27,806
– at fair value through profit or loss	**770**	912
Bank deposits	**25,161**	25,949
Loans	**30,915**	32,970
Securities purchased under agreements to resell	**713**	350
Total	**186,629**	178,387

For the year ended 31 December 2022 the interest income included in investment income was RMB156,925 million (for the year ended 31 December 2021: RMB149,669 million). Interest income was mainly accrued using the effective interest method.

23 NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Debt securities		
Realised gains (i)	**7,344**	198
Impairment (ii)	**1,621**	(1,359)
Subtotal	**8,965**	(1,161)
Equity securities		
Realised gains (i)	**23,573**	42,867
Impairment (ii)	**(19,831)**	(21,362)
Subtotal	**3,742**	21,505
Total	**12,707**	20,344

(i)   Realised gains were generated mainly from available-for-sale securities.

(ii) During the year ended 31 December 2022, the Group recognised an impairment charge of RMB2,644 million on available-for-sale funds (2021: RMB8 million); an impairment charge of RMB15,486 million on available-for-sale stock securities (2021: RMB21,354 million); an impairment charge of RMB1,701 million on available-for-sale other equity securities (2021: nil); an impairment reversal of RMB145 million on available-for-sale debt securities (2021: an impairment reversal of RMB17 million); No impairment charge of loans (2021: an impairment charge of RMB1,376 million) and an impairment reversal of RMB1,476 million on loans(2021:nil), for which the Group determined that objective evidence of impairment existed.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

24 NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Debt securities	**(1,613)**	1,069
Equity securities	**(10,956)**	3,470
Stock appreciation rights	**(49)**	202
Financial liabilities at fair value through profit or loss	**462**	202
Total	**(12,156)**	4,943

25 INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	**Ceded**	**Net**
	RMB million	**RMB million**	**RMB million**
For the year ended 31 December 2022			
Life insurance death and other benefits	**124,086**	**(4,717)**	**119,369**
Accident and health claims and claim adjustment expenses	**53,638**	**(2,327)**	**51,311**
Increase in insurance contract liabilities	**461,285**	**13**	**461,298**
Total	**639,009**	**(7,031)**	**631,978**
For the year ended 31 December 2021			
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370
Total	625,378	(6,624)	618,754

26 INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

27 FINANCE COSTS

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Interest expenses for securities sold under agreements to repurchase	**2,689**	3,523
Interest expenses for bonds payable	**1,500**	1,500
Interest expenses for interest-bearing loans and borrowings	**600**	479
Interest on lease liabilities	**74**	96
Total	**4,863**	5,598

28 PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Employee salaries and welfare costs	**20,232**	20,936
Housing benefits	**1,481**	1,413
Contribution to the defined contribution pension plan	**3,444**	3,274
Depreciation and amortisation	**5,291**	5,328
Foreign exchange gains/(losses)	**69**	(645)
Remuneration in respect of audit services provided by auditors	**53**	53

29 TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a) The amount of taxation charged to net profit represents:

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Current taxation – Enterprise income tax	**2,190**	4,824
Deferred taxation	**(11,657)**	(6,741)
Total tax charges	**(9,467)**	(1,917)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

29 TAXATION (continued)

(b) The reconciliation between the Group's effective tax rate and the statutory tax rate of 25% in the PRC (2021: same) is as follows:

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Profit before income tax	**24,047**	50,340
Tax computed at the statutory tax rate	**6,012**	12,585
Adjustment on current income tax of previous period	**(246)**	(412)
Non-taxable income (i)	**(15,844)**	(14,386)
Expenses not deductible for tax purposes (i)	**311**	276
Unused tax losses	**33**	27
Others	**267**	(7)
Income tax at the effective tax rate	**(9,467)**	(1,917)

(i) Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c) As at 31 December 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets	**24,884**	22,354
Deferred tax liabilities	**(2,849)**	(29,714)
Net deferred tax assets	**22,307**	121
Net deferred tax liabilities	**(272)**	(7,481)

Notes to the Consolidated Financial Statements (continued)

29 TAXATION (continued)

(c) As at 31 December 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities are as follows: (continued)

As at 31 December 2022 and 31 December 2021, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)	
As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income				
– Available-for-sale securities	–	677	–	677
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	–	–	448
– Others	–	(27)	–	(27)
As at 31 December 2021	7,644	(18,202)	3,198	(7,360)
As at 1 January 2022	**7,644**	**(18,202)**	**3,198**	**(7,360)**
(Charged)/Credited to net profit	**1,612**	**3,025**	**7,020**	**11,657**
(Charged)/Credited to other comprehensive income				
– Available-for-sale securities	**–**	**23,776**	**–**	**23,776**
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	**(6,530)**	**–**	**–**	**(6,530)**
– Others	**–**	**492**	**–**	**492**
As at 31 December 2022	**2,726**	**9,091**	**10,218**	**22,035**

(i) The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii) The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii) The deferred tax arising from the others category is mainly related to deductible losses available for use in future years, and the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,183 million as at 31 December 2022 (as at 31 December 2021: RMB3,173 million).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

29 TAXATION (continued)

(d) The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets:		
– deferred tax assets to be recovered after 12 months	15,954	14,695
– deferred tax assets to be recovered within 12 months	8,930	7,659
Subtotal	24,884	22,354
Deferred tax liabilities:		
– deferred tax liabilities to be settled after 12 months	(1,396)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,453)	(2,864)
Subtotal	(2,849)	(29,714)
Net deferred tax assets/(liabilities)	22,035	(7,360)

30 NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB36,366 million (2021: RMB42,865 million).

31 EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2022 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2021: same).

32 STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company's plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

As at 31 December 2022, there were 55.01 million units outstanding and exercisable (as at 31 December 2021: same). As at 31 December 2022, the amount of intrinsic value for the vested stock appreciation rights was RMB327 million (as at 31 December 2021: RMB278 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 18% to 51%, an expected dividend yield of no higher than 7.14% and a risk-free interest rate ranging from 1.05% to 4.07%.

The Company recognised a loss of RMB49 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2022 (2021: The Company recognised a gain of RMB202 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights). RMB327 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2022 (as at 31 December 2021: RMB278 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2022 (as at 31 December 2021: nil).

33 DIVIDENDS

Pursuant to the shareholders' approval at the Annual General Meeting on 29 June 2022, a final dividend of RMB0.65 (inclusive of tax) per ordinary share totalling RMB18,372 million in respect of the year ended 31 December 2021 was declared and paid in 2022. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2022.

Pursuant to a resolution passed at the meeting of the Board of Directors on 29 March 2023, a final dividend of RMB0.49 (inclusive of tax) per ordinary share totalling approximately RMB13,850 million for the year ended 31 December 2022 was proposed for shareholders' approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2022.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

34 DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group's financial position of 31 December 2015, concluding that the carrying amount of the Group's liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group's activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a) The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2022 and 31 December 2021 and fair value changes for the year ended 31 December 2022 and 31 December 2021:

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Held for trading financial assets	**223,790**	206,771
Financial assets that are managed and whose performance are evaluated on a fair value basis	**–**	–
Other financial assets		
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding ("SPPI")	**2,553,284**	2,559,014
– Financial assets with contractual terms that do not give rise to SPPI	**1,236,915**	958,340
Total	**4,013,989**	3,724,125

	Fair value changes For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Held for trading financial assets	**(12,569)**	4,541
Financial assets that are managed and whose performance are evaluated on a fair value basis	**–**	–
Other financial assets		
– Financial assets with contractual terms that give rise to SPPI	**16,929**	92,219
– Financial assets with contractual terms that do not give rise to SPPI	**(62,141)**	14,959
Total	**(57,781)**	111,719

(i)   Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

34 DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b) The table below presents the credit risk exposure [ii] for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount [iv]	
	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Domestic		
Rating not required [iii]	**855,149**	832,127
AAA	**1,549,830**	1,592,582
AA+	**5,383**	6,551
AA	**5**	80
AA-	**3,000**	3,000
Subtotal	**2,413,367**	2,434,340
Overseas		
A+	**105**	427
A	**6,417**	4,331
A-	**89**	13
BBB+	**99**	75
BBB	**1**	–
BBB-	**45**	–
BB	**161**	–
Subtotal	**6,917**	4,846
Total	**2,420,284**	2,439,186

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

34 DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(c) The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2022	
	Carrying amount [iv]	Fair value
	RMB Million	RMB Million
Domestic	8,388	7,123
Overseas	161	161
Total	**8,549**	**7,284**

	As at 31 December 2021	
	Carrying amount [iv]	Fair value
	RMB Million	RMB Million
Domestic	9,631	7,274
Total	**9,631**	**7,274**

(ii)   Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii) Mainly including government bonds and policy financial bonds.

(iv) For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People's Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Bai Tao

(b) Subsidiaries

Refer to Note 41(d) for the basic and related information of subsidiaries.

(c) Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

Notes to the Consolidated Financial Statements (continued)

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d) Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited ("CLRE")	Under common control of CLIC
China Life Insurance (Overseas) Company Limited ("CL Overseas")	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as "China Life Investment Holding Company Limited")("CLI")	Under common control of CLIC
China Life Ecommerce Company Limited ("CL Ecommerce")	Under common control of CLIC
China Life Healthcare Investment company limited ("CLHI")	Under common control of CLIC
China Life Enterprise Annuity Fund ("EAP")	A pension fund jointly set up by the Company and others

(e) Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2021	Increase	Decrease	As at 31 December 2022
	million	million	million	million
CLIC	RMB4,600	–	–	RMB4,600
AMC	RMB4,000	–	–	RMB4,000
China Life Pension Company Limited ("Pension Company")	RMB3,400	–	–	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited ("Suzhou Pension Company")	RMB2,181	–	–	RMB2,181
CL AMP	RMB1,288	–	–	RMB1,288
CL Wealth	RMB200	–	–	RMB200
Shanghai Rui Chong Investment Co., Limited ("Rui Chong Company")	RMB6,100	–	–	RMB6,100
China Life (Beijing) Health Management Co., Limited ("CL Health")	RMB1,530	–	–	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited ("Franklin Shenzhen Company")	USD2	RMB87	–	RMB100
Xi'an Shengyi Jingsheng Real Estate Co., Ltd. ("Shengyi Jingsheng")	RMB1,131	–	300	RMB831
Dalian Hope Building Company Ltd. ("Hope Building")	RMB484	–	–	RMB484
China Life Insurance Sales Company Limited ("CL Sales")	RMB544	–	–	RMB544
China Life (Hangzhou) Company Limited ("CL Hangzhou")	RMB65	–	–	RMB65
China Life Jiayuan (Xiamen) Health Management Company Limited("CL Jiayuan")	RMB1,500	–	–	RMB1,500
China Life (Tianjin) Pension Health Investment Company Limited ("CL Tianjin Health") (i)	RMB700	–	–	RMB700

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f) Percentages of holding of related parties with control relationship and changes during the year

Shareholder	As at 31 December 2021				As at 31 December 2022	
	Amount	Percentage of holding	Increase	Decrease	Amount	Percentage of holding
	million		million	million	million	
CLIC	RMB19,324	68.37%	–	–	RMB19,324	68.37%

Subsidiaries	As at 31 December 2021				As at 31 December 2022	
	Amount	Percentage of holding	Increase	Decrease	Amount	Percentage of holding
	million		million	million	million	
AMC	RMB1,680	60.00% directly	–	–	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	–	–	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited ("AMC HK")	HKD130	50.00% indirectly	–	–	HKD130	50.00% indirectly
Suzhou Pension Company	RMB2,181	100.00% directly	–	–	RMB2,181	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	–	–	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	–	–	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	–	100.00% directly	–	–	–	100.00% directly
King Phoenix Tree Limited	–	100.00% indirectly	–	–	–	100.00% indirectly
Rui Chong Company	RMB6,100	100.00% directly	–	–	RMB6,100	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	–	–	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	–	100.00% directly	–	–	–	100.00% directly
CL Hotel Investor, L.P.	RMB285	100.00% directly	–	–	RMB285	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	1,108	–	RMB3,101	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	483	–	RMB2,359	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	–	–	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	–	–	USD1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	–	–	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	RMB87	–	RMB100	100.00% indirectly

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f) Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries	As at 31 December 2021				As at 31 December 2022	
	Amount	Percentage of holding	Increase	Decrease	Amount	Percentage of holding
	million		million	million	million	
Guo Yang Guo Sheng	RMB2,835	89.997% directly	–	–	RMB2,835	89.997% directly
New Capital Wisdom Limited	–	100.00% indirectly	–	–	–	100.00% indirectly
New Fortune Wisdom Limited	–	100.00% indirectly	–	–	–	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	–	–	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) ("Yuan Shu Yuan Jiu")	RMB571	99.98% directly	–	31	RMB540	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) ("Yuan Shu Yuan Pin")	RMB571	99.98% directly	–	31	RMB540	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) ("Shanghai Wansheng")	RMB4,024	99.98% directly	12	–	RMB4,036	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) ("Bai Ning")	RMB1,680	99.98% directly	–	–	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	–	–	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) ("Yuanxiang Tianfu")	RMB548	99.98% directly	–	46	RMB502	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) ("Yuanxiang Tianyi")	RMB548	99.98% directly	–	46	RMB502	99.98% directly
Shengyi Jingsheng	RMB1,093	100% indirectly	–	–	RMB1,093	100% indirectly
CBRE Global Investors U.S. Investments I, LLC ("CG Investments")	RMB4,111	99.99% directly	–	–	RMB4,111	99.99% directly
China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership) ("CL Guang De")	RMB616	99.95% directly	700	–	RMB1,316	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) ("CL Pension Industry")	RMB504	99.90% directly	1,888	–	RMB2,392	99.90% directly
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) ("CL Qihang Fund I")	RMB6,065	99.99% directly	850	–	RMB6,915	99.99% directly
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership) ("CL Xing wan")	RMB3,865	99.98% indirectly	–	100	RMB3,765	99.98% indirectly

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f) Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)	As at 31 December 2021				As at 31 December 2022	
	Amount	Percentage of holding	Increase	Decrease	**Amount**	**Percentage of holding**
	million		million	million	**million**	
CL Sales	–	90.81% directly	–	–	**–**	**90.81% directly**
CL Hangzhou	RMB65	99.99% indirectly	–	–	**RMB65**	**99.99% indirectly**
CL Jiayuan	RMB300	99.99% indirectly	–	–	**RMB300**	**99.99% indirectly**
CL Tianjin Health (i)	–	–	1,216	–	**RMB1,216**	**99.99% indirectly**

(i) On 8 December 2022, CL Pension Industry injected capital of RMB728 million to CL Tianjin Health, a wholly owned subsidiary of CLIC, and acquired 99.99% of the shareholders' equity. Both parties are under common control by CLIC which is not transitory before and after the combination. Therefore, this is a business combination under common control. The financial statements of the Group were restated based on the financial statements as at 31 December 2021 obtained from the merged party on the combination date.

In December 2022 CL Pension Industry increased its investment in CL Tianjin Health by RMB851 million. As at 31 December 2022, the change of registration with the department in charge of industrial and commercial administration was still in progress.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g) Transactions with significant related parties

Transactions with CLIC and its subsidiaries	Notes	For the year ended 31 December 2022 RMB million	2021 RMB million
CLIC			
Distribution of dividends from the Company and AMC to CLIC		12,941	12,663
Policy management fee received from CLIC	(i) (vii)	463	554
Asset management fee received from CLIC	(ii.a)	150	156
CLP&C			
Capital increase (Note 9)		3,600	–
Agency fee received from CLP&C	(iii) (vii)	1,516	1,634
Rental and a service fee received from CLP&C		99	78
Dividends from CLP&C (Note 9)		75	214
Asset management fee received from CLP&C	(ii.c)	43	52
CLI			
Payment of asset management fee to CLI	(ii.d) (vii)	637	588
CLHI			
Payment of operation management service fee to CLHI	(vi)	96	112
CL Overseas			
Asset management fee received from CL Overseas	(ii.b)	108	79

Transactions with associates and joint ventures	Notes	For the year ended 31 December 2022 RMB million	2021 RMB million
CGB			
Capital increase (Note 9)		8,025	–
Interest received from CGB		2,747	3,268
Dividends from CGB (Note 9)		774	662
Commission expenses charged by CGB	(iv)	218	190
Insurance premium received from CGB		180	88
Rental fee received from CGB		173	145
Sino-Ocean			
Dividends from Sino-Ocean (Note 9)		61	271
Interest of corporate bonds received from Sino-Ocean		7	17
Transaction between other associates and joint ventures and the Group			
Dividends from other associates and joint ventures (Note 9)		4,463	3,333

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g) Transactions with significant related parties (continued)

		For the year ended 31 December	
Transaction between EAP and the Group		**2022**	2021
	Notes	**RMB million**	RMB million
Contribution to EAP		**1,355**	1,357

		For the year ended 31 December	
Transactions between other subsidiaries and the Company		**2022**	2021
	Notes	**RMB million**	RMB million
Payment of an asset management fee			
Payment of an asset management fee to AMC	(ii.e) (vii)	**2,872**	2,742
Payment of an asset management fee to AMC HK	(ii.f)	**18**	15
Payment of an asset management fee to Pension Company		**94**	7
Dividends from subsidiaries			
Dividends from AMC		**549**	432
Dividends from Pension Company		**241**	127
Dividends from the other subsidiaries		**475**	738
Agency fee received			
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(v)	**57**	70
Rental received			
Rental received from Pension Company		**76**	70
Capital increase in subsidiaries (Note 35(f))			
Capital contribution to CL Pension Industry		**1,888**	495
Capital contribution to Golden Bamboo Limited		**1,108**	–
Capital contribution to China Life Qihang Fund I		**850**	6,064
Capital contribution to CL Guang De		**700**	321
Capital contribution to Sunny Bamboo Limited		**483**	–
Capital contribution to Shanghai Wansheng		**12**	12
Capital reduction of subsidiaries (Note 35(f))			
Capital contribution to Yuanxiang Tianfu		**46**	–
Capital contribution to Yuanxiang Tianyi		**46**	–
Capital contribution to Yuanshu Yuanpin		**31**	–
Capital contribution to Yuanshu Yuanjiu		**31**	–
Transactions between the consolidated structured entities and the Company			
Distribution of profits from the consolidated structured entities to the Company		**15,686**	15,947

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g) Transactions with significant related parties (continued)

Notes:

(i)   On 31 December 2021, the Company and CLIC renewed an insurance agency agreement, effective from 1 January 2022 to 31 December 2024. The Company performs its duties as insurance agent in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB14 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a) In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, CLIC paid AMC a basic service fee at the rate of 0.08% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a quarterly basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.08%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b) In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c) On 10 February 2021, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d) On 27 December 2021, the Company and CLI renewed an operation and management agreement of alternative investment of insurance funds, effective from 1 January 2022 to 31 December 2023. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of non-standard financial products and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee, product management fee and a performance related bonus based on the agreement. For existing projects, the management fee rate depended on the rate determined previously; for newly signed projects, the management fee rate was determined by both sides based on market and management pattern, and the maximum rate shall not exceed 0.6%. The performance-related bonus is based on the internal return rate by the Company upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI's performance. The adjustment (variable management fee) ranges from negative 2% to positive 2% of the investment management fee in the current period.

(ii.e) On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The daily accrued fixed service fee was calculated and payable on a quarterly basis, by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g) Transactions with significant related parties (continued)

Notes (continued):

(ii.f)   On 29 December 2021, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2022 to 31 December 2024. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a semi-annual basis. The management fee is determined by market-oriented pricing, and the maximum investment management fee paid annually is RMB30 million. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)   On 31 January 2018, CLP&C and the Company signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023.

CLP&C and CL Sales signed the Strategic Cooperation Agreement on 22 July 2019. According to the agreement, CL Sales, as an agent of insurance products, provides intermediary services for CLP&C. The two parties determine the specific commissions and the standard of sales management fee through fair negotiation, based on the local market price and the paid- in premium which exclude value-added tax and deducte the premium from batch reduction. This agreement is valid for three years, from 22 July 2019 to 21 July 2022.

(iv)   On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm's length transactions. The commissions are payable on a monthly basis. The agreement was effective from the signing date to 16 August 2020. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022. On 19 August 2022, the Company and CGB signed an insurance part-time agency business cooperation agreement, effective from the signing date to 31 December 2022.

On 27 December 2021, the Company and CGB renewed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for one years from 1 January 2022, with an automatic one-year renewal, no more than twice, if no objections were raised by either party upon expiry.

(v)   On 29 December 2021, the Company and Pension Company renewed an entrusted sales service agreement for pension business acted by life business. The agreement is effective from 1 January 2022 to 31 December 2024. The business means that Pension Company entrusted the Company to cooperate in selling enterprise annuity funds, pension security business, occupational pension business and the third-pillar pension financial business. According to the agreement, the commissions for the cooperative service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 50% to 70% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for cooperative account management service are calculated at 60% of the first year's account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for cooperative investment management services, in accordance with the duration of the agreement, are calculated at 35% to 60% of the annual investment management fee (excluding risk reserves for investment). For pension security business, the commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the cooperative commissions of occupation annuity and third-pillar pension financial business should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vi)   On 31 December 2021, the Company and CLHI renewed an aged-care projects management service agreement, effective from 1 January 2022 to 31 December 2022. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a quarterly basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.2%.

(vii)   These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Notes to the Consolidated Financial Statements (continued)

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h) Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and debt securities issued by Sino-Ocean.

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group		
Amount due from CLIC	539	342
Amount due from CL Overseas	118	59
Amount due from CLP&C	293	258
Amount due to CLP&C	(53)	(17)
Amount due from CLI	5	51
Amount due to CLI	(528)	(445)
Amount due from CLRE	4	2
Amount due to CLHI	(61)	(40)
Amount deposited with CGB	57,904	69,148
Wealth management products and other financial instruments of CGB	8,027	8,384
Amount due from CGB	761	9,138
Amount due to CGB	(66)	(80)
Debt securities of Sino-Ocean	648	356
Amount due from Sino-Ocean	4	7
Amount due from CL Ecommerce	4	3
Amount due to CL Ecommerce	(29)	(15)
The resulting balances due from and to subsidiaries of the Company		
Amount due from CL Hotel Investors, L.P.	6,137	–
Amount due to AMC	(782)	(717)
Amount due to AMC HK	(7)	(8)
Amount due from Pension Company	43	46
Amount due to Pension Company	(123)	(114)
Amount due from Rui Chong Company	274	604

(i) Key management personnel compensation

	For the year ended 31 December	
	2022	2021
	RMB million	RMB million
Salaries and other benefits	21	33

The total compensation package for the Company's key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(j) Transactions with state-owned enterprises

Under IAS 24 *Related Party Disclosures* ("IAS 24"), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group's key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2022, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2022, a large portion of group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

36 SHARE CAPITAL

	As at 31 December 2022		As at 31 December 2021	
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid				
Ordinary shares of RMB1 each	**28,264,705,000**	**28,265**	28,264,705,000	28,265

As at 31 December 2022, the Company's share capital was as follows:

	As at 31 December 2022	
	No. of shares	RMB million
Owned by CLIC (i)	**19,323,530,000**	**19,324**
Owned by other equity holders	**8,941,175,000**	**8,941**
Including: domestic listed	**1,500,000,000**	**1,500**
overseas listed (ii)	**7,441,175,000**	**7,441**
Total	**28,264,705,000**	**28,265**

(i)   All shares owned by CLIC are domestic listed shares.

(ii) Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

37 RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for-sale securities	Other comprehensive income reclassifiable to profit or loss under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Other comprehensive income non-reclassifiable to profit or loss under the equity method	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)			
As at 1 January 2021	53,905	793	54,268	1,402	45,525	40,502	43,047	(989)	182	238,635
Other comprehensive income for the year	–	–	(5,349)	1,233	–	–	–	(388)	(104)	(4,608)
Appropriation to reserves	–	–	–	–	5,096	5,009	5,273	–	–	15,378
Other comprehensive income to retained earnings	–	–	–	–	–	–	–	–	45	45
Others	–	305	–	–	–	–	–	–	–	305
As at 31 December 2021	53,905	1,098	48,919	2,635	50,621	45,511	48,320	(1,377)	123	249,755
As at 1 January 2022	**53,905**	**1,098**	**48,919**	**2,635**	**50,621**	**45,511**	**48,320**	**(1,377)**	**123**	**249,755**
Other comprehensive income for the year	–	–	(51,627)	(3,002)	–	–	–	1,102	(1,625)	(55,152)
Appropriation to reserves	–	–	–	–	3,932	5,096	4,109	–	–	13,137
Other comprehensive income to retained earnings	–	–	–	–	–	–	–	–	(74)	(74)
Others	–	(1,450)	–	–	–	–	–	–	–	(1,450)
As at 31 December 2022	**53,905**	**(352)**	**(2,708)**	**(367)**	**54,553**	**50,607**	**52,429**	**(275)**	**(1,576)**	**206,216**

(a) Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards ("CAS") to statutory reserve which amounted to RMB3,932million for the year ended 31 December 2022 (2021: RMB5,096 million).

(b) Approved at the Annual General Meeting in 29 June 2022, the Company appropriated RMB5,096 million to the discretionary reserve fund for the year ended 31 December 2021 based on net profit under CAS (2021: RMB5,009 million).

(c) Pursuant to "Financial Standards of Financial Enterprises – Implementation Guide" issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2022, the Company appropriated 10% of net profit under CAS which amounted to RMB3,932 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2021: RMB5,096 million). In addition, pursuant to the CAS, the Group appropriated RMB177 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2021: RMB177 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

38 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings	Bonds payable	Lease liabilities	Securities sold under agreements to repurchase	Other liability-payable to the third-party holders of consolidated structured entities	Other liability–interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2021	19,987	34,992	2,664	122,249	42,654	1,320	223,866
Changes from financing cash flows	105	–	(1,517)	117,211	25,208	(6,461)	134,546
Foreign exchange movement	(870)	–	–	–	–	–	(870)
Changes arising from losing control of consolidated structured entities	–	–	–	(368)	–	–	(368)
New leases	–	–	1,086	–	–	–	1,086
Interest expense	–	2	96	–	–	5,500	5,598
Others	–	–	(147)	354	–	–	207
At 31 December 2021	19,222	34,994	2,182	239,446	67,862	359	364,065
At 1 January 2022	**19,222**	**34,994**	**2,182**	**239,446**	**67,862**	**359**	**364,065**
Changes from financing cash flows	**(7,587)**	**–**	**(1,307)**	**(90,711)**	**5,983**	**(5,073)**	**(98,695)**
Foreign exchange movement	**1,139**	**–**	**–**	**–**	**–**	**–**	**1,139**
Changes arising from losing control of consolidated structured entities	**–**	**–**	**–**	**–**	**–**	**–**	**–**
New leases	**–**	**–**	**817**	**–**	**–**	**–**	**817**
Interest expense	**–**	**3**	**74**	**–**	**–**	**4,786**	**4,863**
Others	**–**	**–**	**(197)**	**223**	**–**	**–**	**26**
At 31 December 2022	**12,774**	**34,997**	**1,569**	**148,958**	**73,845**	**72**	**272,215**

39 PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Pending lawsuits	531	506

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group's resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2022 and 2021, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

40 COMMITMENTS

(a) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contracted, but not provided for		
Investments	91,727	94,770
Property, plant and equipment	1,408	1,528
Total	**93,135**	96,298

(b) Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Not later than one year	893	781
Later than one year but not later than five years	1,478	1,296
Later than five years	160	142
Total	**2,531**	2,219

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2022

	Notes	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
ASSETS			
Property, plant and equipment	41(a)	49,856	51,116
Right-of-use assets	41(b)	1,595	2,239
Investment properties	41(c)	6,266	6,191
Investments in subsidiaries	41(d)	246,115	170,387
Investments in associates and joint ventures	41(e)	175,284	162,984
Held-to-maturity securities	41(f)	1,571,892	1,531,640
Loans	41(g)	578,963	646,998
Term deposits	41(h)	442,690	491,332
Statutory deposits – restricted	41(i)	5,653	5,653
Available-for-sale securities	41(j)	1,644,704	1,370,035
Securities at fair value through profit or loss	41(k)	93,657	120,191
Securities purchased under agreements to resell	41(l)	35,816	3,463
Accrued investment income	41(m)	50,030	49,717
Premiums receivable	12	19,697	20,361
Reinsurance assets	13	7,840	6,630
Other assets	41(n)	29,107	33,821
Deferred tax assets	41(o)	19,479	–
Cash and cash equivalents		119,036	53,593
Total assets		**5,097,680**	4,726,351
LIABILITIES AND EQUITY			
Liabilities			
Insurance contracts	15	3,880,160	3,419,899
Investment contracts	16	374,749	313,594
Policyholder dividends payable		96,682	124,949
Lease liabilities		1,342	1,889
Bonds payable	18	34,997	34,994
Securities sold under agreements to repurchase	41(p)	140,591	232,496
Annuity and other insurance balances payable		60,819	56,818
Premiums received in advance		50,830	48,699
Other liabilities	41(q)	63,457	61,487
Deferred tax liabilities		–	6,581
Statutory insurance fund	21	353	339
Total liabilities		**4,703,980**	4,301,745
Equity			
Share capital	36	28,265	28,265
Reserves	41(r)	203,850	243,076
Retained earnings		161,585	153,265
Total equity		**393,700**	424,606
Total liabilities and equity		**5,097,680**	4,726,351

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a) Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
				RMB million		
Cost						
As at 1 January 2022	55,345	8,008	1,287	6,351	2,372	73,363
Transfers upon completion	3,164	286	–	(3,605)	91	(64)
Additions	50	441	–	1,824	–	2,315
Transfers into investment properties	–	–	–	(276)	–	(276)
Disposals	(110)	(297)	(44)	–	(320)	(771)
As at 31 December 2022	58,449	8,438	1,243	4,294	2,143	74,567
Accumulated depreciation						
As at 1 January 2022	(14,055)	(5,568)	(979)	–	(1,620)	(22,222)
Charge for the year	(1,943)	(766)	(117)	–	(330)	(3,156)
Disposals	83	285	42	–	282	692
As at 31 December 2022	(15,915)	(6,049)	(1,054)	–	(1,668)	(24,686)
Impairment						
As at 1 January 2022	(24)	–	–	(1)	–	(25)
Charge for the year	–	–	–	–	–	–
Disposals	–	–	–	–	–	–
As at 31 December 2022	(24)	–	–	(1)	–	(25)
Net book value						
As at 1 January 2022	41,266	2,440	308	6,350	752	51,116
As at 31 December 2022	42,510	2,389	189	4,293	475	49,856

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a) Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
			RMB million			
Cost						
As at 1 January 2021	48,281	7,773	1,330	10,568	2,746	70,698
Transfers upon completion	6,757	–	–	(7,148)	174	(217)
Additions	607	675	2	3,140	–	4,424
Transfers into investment properties	–	–	–	(209)	–	(209)
Disposals	(300)	(440)	(45)	–	(548)	(1,333)
As at 31 December 2021	55,345	8,008	1,287	6,351	2,372	73,363
Accumulated depreciation						
As at 1 January 2021	(12,614)	(5,248)	(874)	–	(1,778)	(20,514)
Charge for the year	(1,705)	(740)	(148)	–	(372)	(2,965)
Disposals	264	420	43	–	530	1,257
As at 31 December 2021	(14,055)	(5,568)	(979)	–	(1,620)	(22,222)
Impairment						
As at 1 January 2021	(24)	–	–	(1)	–	(25)
Charge for the year	–	–	–	–	–	–
Disposals	–	–	–	–	–	–
As at 31 December 2021	(24)	–	–	(1)	–	(25)
Net book value						
As at 1 January 2021	35,643	2,525	456	10,567	968	50,159
As at 31 December 2021	41,266	2,440	308	6,350	752	51,116

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b) Right-of-use assets

	Buildings RMB million
Cost	
As at 1 January 2022	**4,877**
Additions	**593**
Deductions	**(1,765)**
As at 31 December 2022	**3,705**
Accumulated depreciation	
As at 1 January 2022	**(2,638)**
Charge for the year	**(1,061)**
Deductions	**1,589**
As at 31 December 2022	**(2,110)**
Impairment	
As at 1 January 2022	**–**
As at 31 December 2022	**–**
Net book value	
As at 1 January 2022	**2,239**
As at 31 December 2022	**1,595**

	Buildings RMB million
Cost	
As at 1 January 2021	5,061
Additions	836
Deductions	(1,020)
As at 31 December 2021	4,877
Accumulated depreciation	
As at 1 January 2021	(2,238)
Charge for the year	(1,309)
Deductions	909
As at 31 December 2021	(2,638)
Impairment	
As at 1 January 2021	–
As at 31 December 2021	–
Net book value	
As at 1 January 2021	2,823
As at 31 December 2021	2,239

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2022 (2021: same).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c) Investment properties

	Buildings RMB million
Cost	
As at 1 January 2022	**7,014**
Additions	**276**
As at 31 December 2022	**7,290**
Accumulated depreciation	
As at 1 January 2022	**(823)**
Additions	**(201)**
As at 31 December 2022	**(1,024)**
Net book value	
As at 1 January 2022	**6,191**
As at 31 December 2022	**6,266**
Fair value	
As at 1 January 2022	**8,190**
As at 31 December 2022	**8,557**

	Buildings RMB million
Cost	
As at 1 January 2021	6,796
Additions	218
As at 31 December 2021	7,014
Accumulated depreciation	
As at 1 January 2021	(634)
Additions	(189)
As at 31 December 2021	(823)
Net book value	
As at 1 January 2021	6,162
As at 31 December 2021	6,191
Fair value	
As at 1 January 2021	7,878
As at 31 December 2021	8,190

The fair value of investment properties of the Company as at 31 December 2022 amounted to RMB8,557 million (as at 31 December 2021: RMB8,190 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

(d) Investments in subsidiaries

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Unlisted investments at cost	**246,115**	170,387

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d) Investments in subsidiaries (continued)

(i) The table below presents the basic information of the Company's subsidiaries as at 31 December 2022:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities
AMC (i)	PRC	60.00% directly	RMB4,000 million	Asset management
Pension Company (i)	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity
AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management
Suzhou Pension Company (i)	PRC	100.00% directly	RMB2,181 million	Investment in retirement properties
CL AMP (i)	PRC	85.03% indirectly	RMB1,288 million	Fund management
CL Wealth (i)	PRC	100.00% indirectly	RMB200 million	Financial service
Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment
King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment
Rui Chong Company (i)	PRC	100.00% directly	RMB6,100 million	Investment
New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment
Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment
CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment
Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment
Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment
Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment
China Century Core Fund Limited	The British Cayman Islands	100.00% indirectly	Not applicable	Investment
CL Health (i)	PRC	100.00% directly	RMB1,530 million	Health management
Franklin Shenzhen Company (i)	PRC	100.00% indirectly	RMB100 million	Investment
Guo Yang Guo Sheng (ii)	PRC	89.997% directly	Not applicable	Investment
New Capital Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment
New Fortune Wisdom Limited	The British Virgin Islands	100.00% indirectly	Not applicable	Investment
Wisdom Forever Limited Partnership	The British Cayman Islands	100.00% indirectly	Not applicable	Investment
Bai Ning (ii)	PRC	99.98% directly	Not applicable	Investment
Yuan Shu Yuan Pin (ii)	PRC	99.98% directly	Not applicable	Investment
Yuan Shu Yuan Jiu (ii)	PRC	99.98% directly	Not applicable	Investment
Hope Building (i)	PRC	100.00% indirectly	RMB484 million	Investment
Shanghai Wansheng (ii)	PRC	99.98% directly	Not applicable	Investment
Yuanxiang Tianfu (ii)	PRC	99.98% directly	Not applicable	Investment
Yuanxiang Tianyi (ii)	PRC	99.98% directly	Not applicable	Investment
Shengyi Jingsheng (i)	PRC	100.00% indirectly	RMB831 million	Investment
CG Investments	USA	99.99% directly	Not applicable	Investment
CL Guang De (ii)	PRC	99.95% directly	Not applicable	Investment
CL Pension Industry (ii)	PRC	99.90% directly	Not applicable	Investment
China Life Qihang Fund I (ii)	PRC	99.99% directly	Not applicable	Investment
CL Xing Wan (ii)	PRC	99.98% indirectly	Not applicable	Investment
CL Sales (i)	PRC	90.81%directly	RMB544million	Insurance Agent
CL Hangzhou (i)	PRC	99.99% indirectly	RMB65 million	Hotel Management
CL Jiayuan (i)	PRC	99.99% indirectly	RMB1,500 million	Health Consultation
CL Tianjin Health (i)	PRC	99.99% indirectly	RMB700 million	investment management

(i)   The above subsidiaries are registered as limited companies in accordance of the Company Law of the People's Republic of China.

(ii) The above subsidiaries are registered as limited liability partnerships in accordance of the Law of the People's Republic of China on Partnerships.

Non-controlling interests in subsidiaries are not significant to the Company.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(d) Investments in subsidiaries (continued)

(ii) The table below presents the basic information of the Company's major consolidated structured entities as at 31 December 2022:

Name	Percentage of shares held	Trust/investments received	Principal activities
CL Asset-Yuanliu No.1 Insurance Asset Management Product	66.02% directly and indirectly	RMB122,897million	Investment management
CL Investment-China Eastern Airlines Group Equity	100.00% directly	RMB11,000 million	Investment management
China Life-China Hua Neng Debt-to-Equity Swap	100.00% directly	RMB10,000million	Investment management
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	100.00% directly	RMB10,000 million	Investment management
Jiao Yin Guo Xin • China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	99.99% directly	RMB10,000 million	Investment management
Guang Da • Hui Ying No. 8 Collective Fund	89.00% directly	RMB10,000 million	Investment management
Bai Rui Heng Yi No.817 Collective Fund Trust Scheme (Zhong Guo Guo Xin)	90.00% directly and indirectly	RMB10,000 million	Investment management
Chongqing Trust Fund • Guo Rong No.4 Collective Fund	85.00% directly	RMB9,994 million	Investment management
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds	91.96% directly	RMB9,976million	Investment management
China Life-Yunnan Guoqi Reform And Development Equity Investment Plan I	100.00% directly	RMB9,000million	Investment management
Zhong Hang Trust Fund • Tian Qi [2020] No.372 China Eastern Airlines Equity Instrument Investment Collective Fund Trust Scheme	99.99% directly	RMB9,000million	Investment management
Shang Xin-Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB8,173 million	Investment management
Zhong Hang Trust Fund • Tian Qi [21A] No.155 China Eastern Airlines perpetual bonds Investment Collective Fund Trust Scheme	99.38% directly	RMB8,000 million	Investment management
Kun Lun Trust • China Metallurgical No.1 Collective Fund	86.25% directly	RMB8,000 million	Investment management
Jiang Su Trust • Xin Bao Sheng No.144 (Jing Tou)	84.00% directly	RMB8,000 million	Investment management

(e) Investments in associates and joint ventures

	2022	2021
	RMB million	RMB million
As at 1 January	**162,984**	157,401
Investments in associates and joint ventures	**12,300**	5,583
As at 31 December	**175,284**	162,984

Notes to the Consolidated Financial Statements (continued)

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f) Held-to-maturity securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Government bonds	**377,637**	349,116
Government agency bonds	**1,002,852**	910,151
Corporate bonds	**177,669**	209,068
Subordinated bonds	**13,734**	63,305
Total	**1,571,892**	1,531,640
Debt securities		
Listed in Mainland, PRC	**231,435**	245,879
Unlisted	**1,340,457**	1,285,761
Total	**1,571,892**	1,531,640

Unlisted debt securities are those traded on the Chinese interbank market.

The estimated fair value of all held-to-maturity securities was RMB1,698,367 million as at 31 December 2022 (as at 31 December 2021: RMB1,636,030 million).

As at 31 December 2022, no accumulated impairment loss for the investment of held-to-maturity securities has been recognised by the Company (as at 31 December 2021: same).

Debt securities – Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	**33,670**	55,016
After one year but within five years	**160,325**	147,684
After five years but within ten years	**83,644**	163,348
After ten years	**1,294,253**	1,165,592
Total	**1,571,892**	1,531,640

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(g) Loans

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Policy loans	254,407	236,209
Other loans	326,899	414,608
Total	581,306	650,817
Impairment	(2,343)	(3,819)
Net value	578,963	646,998

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	301,597	348,708
After one year but within five years	173,692	168,954
After five years but within ten years	92,126	101,456
After ten years	13,891	31,699
Total	581,306	650,817
Impairment	(2,343)	(3,819)
Net value	578,963	646,998

Notes to the Consolidated Financial Statements (continued)

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h) Term deposits

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	164,380	127,401
After one year but within five years	278,310	363,931
Total	**442,690**	491,332

As at 31 December 2022, the Company's term deposits of RMB750million (as at 31 December 2021: same) were deposited in banks to back overseas borrowings and are restricted to use. Please refer to Note 10.3 for the details.

(i) Statutory deposits – restricted

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contractual maturity schedule:		
Within one year	3,553	1,600
After one year but within five years	2,100	4,053
Total	**5,653**	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j) Available-for-sale securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Available-for-sale securities, at fair value		
Debt securities		
Government bonds	**47,072**	58,446
Government agency bonds	**310,813**	258,864
Corporate bonds	**187,091**	201,911
Subordinated bonds	**155,956**	111,029
Others (i)	**164,859**	149,151
Subtotal	**865,791**	779,401
Equity securities		
Funds	**129,290**	93,312
Common stocks	**413,932**	256,291
Preferred stocks	**50,522**	52,127
Others (i)	**168,035**	168,625
Subtotal	**761,779**	570,355
Available-for-sale securities, at cost		
Equity securities		
Others (i)	**17,134**	20,279
Total	**1,644,704**	1,370,035

(i) Other available-for-sale securities mainly include unlisted equity investments, private equity funds and perpetual bonds.

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Listed in Mainland, PRC	**84,812**	85,531
Unlisted	**780,979**	693,870
Subtotal	**865,791**	779,401
Equity securities		
Listed in Mainland, PRC	**419,204**	237,305
Listed in Hong Kong, PRC	**59,412**	75,694
Listed overseas	**59**	28
Unlisted	**300,238**	277,607
Subtotal	**778,913**	590,634
Total	**1,644,704**	1,370,035

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j) Available-for-sale securities (continued)

Debt securities – Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within one year	117,399	35,510
After one year but within five years	203,940	174,433
After five years but within ten years	232,479	313,145
After ten years	311,973	256,313
Total	865,791	779,401

(k) Securities at fair value through profit or loss

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities		
Government bonds	1,324	1,156
Government agency bonds	5,525	5,851
Corporate bonds	59,996	62,009
Others	7,666	7,143
Subtotal	74,511	76,159
Equity securities		
Funds	9,260	12,229
Common stocks	9,621	31,537
Others	265	266
Subtotal	19,146	44,032
Total	93,657	120,191
Debt securities		
Listed in Mainland, PRC	15,986	23,252
Listed overseas	293	231
Unlisted	58,232	52,676
Subtotal	74,511	76,159
Equity securities		
Listed in Mainland, PRC	6,158	28,118
Listed in Hong Kong, PRC	53	56
Listed overseas	4,233	4,849
Unlisted	8,702	11,009
Subtotal	19,146	44,032
Total	93,657	120,191

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(l) Securities purchased under agreements to sell

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:		
Within 30 days	35,816	3,463
Total	**35,816**	3,463

(m) Accrued investment income

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Bank deposits	12,115	12,124
Debt securities	30,972	30,761
Others	6,943	6,832
Total	**50,030**	49,717
Current	46,941	47,674
Non-current	3,089	2,043
Total	**50,030**	49,717

(n) Other assets

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Land use rights	7,304	7,479
Due from related parties	7,218	590
Disbursements	6,255	5,324
Automated policy loans	3,855	3,673
Investments receivable and prepaid	658	9,129
Tax prepaid	610	2,686
Others	3,207	4,940
Total	**29,107**	33,821
Current	21,701	26,222
Non-current	7,406	7,599
Total	**29,107**	33,821

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(o) Deferred tax

(i) The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at 1 January 2021	4,334	(22,789)	2,546	(15,909)
(Charged)/Credited to net profit	2,862	4,261	344	7,467
(Charged)/Credited to other comprehensive income				
– Available-for-sale securities	–	1,413	–	1,413
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	–	–	448
As at 31 December 2021	7,644	(17,115)	2,890	(6,581)
As at 1 January 2022	**7,644**	**(17,115)**	**2,890**	**(6,581)**
(Charged)/Credited to net profit	**1,612**	**41**	**7,012**	**8,665**
(Charged)/Credited to other comprehensive income				
– Available-for-sale securities	**–**	**23,925**	**–**	**23,925**
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	**(6,530)**	**–**	**–**	**(6,530)**
As at 31 December 2022	**2,726**	**6,851**	**9,902**	**19,479**

(ii) The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets:		
– deferred tax assets to be recovered after 12 months	**13,563**	13,832
– deferred tax assets to be recovered within 12 months	**8,657**	7,358
Subtotal	**22,220**	21,190
Deferred tax liabilities:		
– deferred tax liabilities to be settled after 12 months	**(1,431)**	(25,141)
– deferred tax liabilities to be settled within 12 months	**(1,310)**	(2,630)
Subtotal	**(2,741)**	(27,771)
Net deferred tax assets/(liabilities)	**19,479**	(6,581)

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p) Securities sold under agreements to repurchase

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Interbank market	96,129	176,924
Stock exchange market	44,462	55,572
Total	140,591	232,496
Maturing:		
Within 30 days	140,591	230,421
After 30 days within 90 days	–	2,075
Total	140,591	232,496

As at 31 December 2022, bonds with a carrying value of RMB104,124 million (as at 31 December 2021: RMB194,593 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange's regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2022, the carrying value of securities deposited in the collateral pool was RMB257,944 million (as at 31 December 2021: RMB292,323 million). The collateral is restricted from trading during the period of the repurchase transaction.

(q) Other liabilities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Interest payable to policyholders	19,959	17,866
Salary and welfare payable	10,418	11,500
Brokerage and commission payable	4,660	5,351
Payable to constructors	2,473	2,324
Agency deposits	1,298	1,467
Interest payable of debt instruments	1,231	1,271
Tax payable	509	434
Stock appreciation rights (Note 32)	340	291
Others	22,569	20,983
Total	63,457	61,487
Current	63,457	61,487
Non-current	–	–
Total	63,457	61,487

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(r) Reserves

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for- sale securities	Statutory reserve fund	Discretionary reserve fund	General reserve	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2021	53,860	(1,269)	53,188	45,477	40,502	42,313	234,071
Other comprehensive income for the year	–	–	(5,584)	–	–	–	(5,584)
Appropriation to reserves	–	–	–	5,096	5,009	5,096	15,201
Others	(500)	(112)	–	–	–	–	(612)
As at 31 December 2021	53,360	(1,381)	47,604	50,573	45,511	47,409	243,076
As at 1 January 2022	53,360	(1,381)	47,604	50,573	45,511	47,409	243,076
Other comprehensive income for the year	–	–	(52,186)	–	–	–	(52,186)
Appropriation to reserves	–	–	–	3,932	5,096	3,932	12,960
Others	–	–	–	–	–	–	–
As at 31 December 2022	53,360	(1,381)	(4,582)	54,505	50,607	51,341	203,850

(s) Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Pending lawsuits	531	506

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2022

41 STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t) Commitments

(i) Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contracted, but not provided for		
Investments	**88,844**	112,194
Property, plant and equipment	**1,396**	1,485
Total	**90,240**	113,679

(ii) Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Not later than one year	**642**	548
Later than one year but not later than five years	**1,090**	833
Later than five years	**157**	142
Total	**1,889**	1,523

Notes to the Consolidated Financial Statements (continued)

42 DIRECTORS', SUPERVISORS', CHIEF EXECUTIVE'S AND SENIOR MANAGEMENT'S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2022 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group's 2022 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a) Directors' and chief executive's emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2022 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand			
Bai Tao (i)	–	–	–	–
Zhao Peng (ii)	–	–	–	–
Su Hengxuan (iii)	–	–	–	–
Li Mingguang	1,253.0	144.3	288.2	1,685.5
Huang Xiumei (iv)	939.8	108.6	194.2	1,242.6
Yuan Changqing (iii)	–	–	–	–
Wang Junhui	–	–	–	–
Lam Chi Kuen	420.0	–	–	420.0
Zhai Haitao	420.0	–	–	420.0
Tang Xin (v)	245.0	–	–	245.0
Leung Oi-Sie Elsie (v)	245.0	–	–	245.0
Huang Yiping (v)	175.0	–	–	175.0
Chen Jie (v)	175.0	–	–	175.0

(i)   Bai Tao was appointed as the chairman and executive director in May 2022 and did not receive remuneration from the Company.

(ii) Zhao Peng was appointed as executive director in October 2022 and does not receive any remuneration from the Company.

(iii) Su Hengxuan and other non-executive directors did not receive remuneration from the Company. Su Hengxuan resigned as executive director in August 2022 and Yuan Changqing resigned as non-executive director in June 2022.

(iv) Huang Xiumei resigned as executive director in November 2022, and she did not receive any remuneration from the Company from October 2022.

(v)   Tang Xin resigned as independent director in March 2022. Since the resignation of Tang Xin will result in the number of independent directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Tang Xin continued to perform as independent director until July 2022. Leung Oi-Sie Elsie resigned as independent director in July 2022. Huang Yiping and Chen Jie were appointed as independent directors of the Company in July 2022.

(vi) The above remuneration was calculated based on the relevant employment period during the reporting period.

42 DIRECTORS', SUPERVISORS', CHIEF EXECUTIVE'S AND SENIOR MANAGEMENT'S REMUNERATION (continued)

(a) Directors' and chief executive's emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2021 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
				RMB thousand					
Su Hengxuan (i)	–	–	–	–	–	–	–	–	–
Li Mingguang	1432.0	1360.4	2792.4	816.2	163.3	260.3	3,216.0	816.2	2,399.8
Huang Xiumei (iii)	626.5	595.2	1221.7	357.1	70.5	138.3	1,430.5	357.1	1,073.4
Yuan Changqing (ii)	–	–	–	–	–	–	–	–	–
Yin Zhaojun (iv)	–	–	–	–	–	–	–	–	–
Liu Huimin (iv)	–	–	–	–	–	–	–	–	–
Wang Junhui (ii)	–	–	–	–	–	–	–	–	–
Lam Chi Kuen (v)	150.0	60.0	210.0	–	–	–	210.0	–	210.0
Zhai Haitao (v)	50.0	20.0	70.0	–	–	–	70.0	–	70.0
Tang Xin	275.0	95.0	370.0	–	–	–	370.0	–	370.0
Leung Oi-Sie Elsie	275.0	85.0	360.0	–	–	–	360.0	–	360.0
Chang Tso Tung Stephen (vi)	125.0	35.0	160.0	–	–	–	160.0	–	160.0
Robinson Drake Pike (vi)	225.0	75.0	300.0	–	–	–	300.0	–	300.0

(i) Su Hengxuan did not receive remuneration from the Company.

(ii) Yuan Changqing, Wang Junhui and other non-executive directors did not receive remuneration from the Company.

(iii) Huang Xiumei was appointed as executive director in July 2021.

(iv) Yin Zhaojun, Liu Huimin resigned as non-executive director in January 2021 and February 2021.

(v) Lam Chi Kuen, Zhai Haitao were appointed as independent director in June 2021 and October 2021.

(vi) Chang Tso Tung Stephen resigned as independent director in October 2020. Since the resignation of Chang Tso Tung Stephen will result in the number of independent directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Chang Tso Tung Stephen continued to perform as independent director until June 2021; Robinson Drake Pike resigned as independent director in June 2021. Since the resignation of Robinson Drake Pike will result in the number of independent directors of the Company falling below the minimum number required by the relevant regulations and the Articles of Association, Robinson Drake Pike continued to perform as independent director until October 2021.

(vii) The above remuneration was calculated based on the relevant employment period during the reporting period.

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2021 were restated based on the finalised amounts determined during 2022.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2022 and 2021.

In addition to the directors' emoluments disclosed above, certain directors of the Company received emoluments from CLIC, the amounts of which were not apportioned between their services to the Company and their services to CLIC.

42 DIRECTORS', SUPERVISORS', CHIEF EXECUTIVE'S AND SENIOR MANAGEMENT'S REMUNERATION (continued)

(b) Supervisors' emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2022 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand			
Jia Yuzeng (i)	1,148.6	110.5	237.6	1,496.7
Cao Weiqing (i)	104.4	14.2	23.4	142.0
Cao Qingyang (ii)	442.9	66.4	115.8	625.1
Hu Zhijun (ii)	356.2	52.9	77.4	486.5
Wang Xiaoqing	719.4	117.7	209.0	1,046.1
Lai Jun	806.4	116.9	210.6	1,133.9
Niu Kailong (iii)	–	–	–	–

(i) Cao Weiqing was appointed as Chairman of the Board of Supervisors in November 2022. Jia Yuzeng resigned as the Chairman of the Supervisory Board.

(ii) Hu Zhijun was appointed as employee representative supervisor in July 2022, while Cao Qingyang resigned as employee representative supervisor.

(iii) Niu Kailong did not receive remuneration from the Company.

(iv) The above remuneration was calculated based on the relevant employment period during the reporting period.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2021 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand								
Jia Yuzeng	1,432.0	1,360.4	2,792.4	816.2	142.7	288.9	3,224.0	816.2	2,407.8
Han Bing (i)	210.6	562.2	772.8	224.9	49.0	76.1	897.9	224.9	673.0
Cao Qingyang	593.6	1,138.7	1,732.3	455.5	114.8	189.5	2,036.6	455.5	1,581.1
Wang Xiaoqing	505.5	1,325.5	1,831.0	530.2	113.4	181.8	2,126.2	530.2	1,596.0
Lai Jun (ii)	84.3	244.6	328.9	97.8	19.7	26.0	374.6	97.8	276.8
Niu Kailong (ii)	–	–	–	–	–	–	–	–	–

(i) Han Bing resigned as shareholder representative supervisor in October 2021.

(ii) Lai Jun and Niu Kailong were appointed as employee representative supervisor and shareholder representative supervisor in October 2021. Niu Kailong did not receive remuneration from the Company.

(iii) The above remuneration was calculated based on the relevant employment period during the reporting period.

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2021 were restated based on the finalised amounts determined during 2022.

The supervisors received the compensation amounts disclosed above during their term of office in 2022 and 2021.

42 DIRECTORS', SUPERVISORS', CHIEF EXECUTIVE'S AND SENIOR MANAGEMENT'S REMUNERATION (continued)

(c) Five highest paid individuals

For the year ended 31 December 2022, the five individuals whose emoluments were the highest in the Company include one director (2021: one director and one supervisor).

Details of the remuneration of the five highest paid individuals are as follows:

	2022	2021
	RMB thousand	RMB thousand
Basic salaries, housing allowances, other allowances and benefits in kind	6,814.8	14,599.3
Pension scheme contributions	1,364.6	1,352.2
Total	8,179.4	15,951.5

The emoluments fell within the following bands:

	Number of individuals For the year ended 31 December	
	2022	2021
RMB0 – RMB1,000,000	–	–
RMB1,000,001 – RMB2,000,000	5	–
RMB2,000,001 – RMB3,000,000	–	1
RMB3,000,001 – RMB4,000,000	–	4
RMB4,000,001 – RMB4,500,000	–	–

For the year ended 31 December 2022, no emoluments were paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or compensation for loss of office as a director of any member of the Group or of any other office in connection with the management (2021: nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.



中国人寿保险股份有限公司
China Life Insurance Company Limited

Office Address ： 16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone ： 86-10-63633333
Website ： www.e-chinalife.com
E-mail ： ir@e-chinalife.com



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FSC™ C008061